⊠DBS

082-0317₂

December 13, 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 5 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

07020117

PROCESSED

JAN 0 9 2007

THOMSON
FINANCIAL

DBS Group Holdings Ltd   Tel: 65.6878 5820
Legal & Secretariat   Fax: 65.6222 1035
6 Shenton Way #39-02 DBS Building Tower One   www.dbs.com
Singapore 068809

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 1,000 SHARES FULLY-PAID ARISING FROM THE 2000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital		Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
					Shares	$		
Ordinary Shares	-	-	Before Exercise		1,509,699,848	1,654,139,318.84	Before Exercise	26,647,627
Preference Shares*	-	-	Add Exercise		1,000	20,870.00	Less Exercise	(1,000)
Preference Shares #	-	-	After Exercise		1,509,700,848	1,654,160,188.84	After Exercise	26,646,627

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Authorised Signature :

Name : Sherylene Wang

Designation : Vice President

Date : 13-Dec-06

Enclosures
* A copy of the Return of Allotment filed with the ACRA
* Confirmation of despatch of share certificates
* Details of options granted and exercised in the Scheme
* Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
1,000	$20.87	$20,870.00 /	
1,000	Total value of shares exercised =	$20,870.00	

Notes :

(1) Adjustments to subscription.price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices


LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company in ⦿ Yes
general meeting to issue ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be
changed by suffixing time-
stamp with the actual file
name as
filenameyyyyMMddmmsstt

[Browse...]

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/
secretary
signed the
above, please
select
accordingly :

☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person
other than a
director /
secretary
signed the
above, please
enter name(s)
and capacity
(ies) or
designation of
person(s) who
signed the
resolution or
the minutes
incorporating
the resolution
or the written
resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

[Save] [Reset]



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   ·1000

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 20.87

unpaid : 0

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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

<u>Resolution</u>   <u>Share payable in cash</u>   <u>For a consideration other than cash</u>   Share Capital / Allottees' Particulars   <u>Shareholders list after the allotment</u>   <u>Summary of Capital</u>

To Add Allottee [Add]

List of Allottees and their particulars

Identification No./Registration Name No.   **Shareholder Category**

S0146810C   EE HO INN   Individual

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual
○ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S0146810C   [Retrieve Details]

Identification Type : *   NRIC

Name : *   EE HO INN

Nationality : *   SINGAPOREAN (301)

Mobile No :   96337638

Occupation :

Email Address :

Address Type : *   ◉ Local
○ Foreign

Local Address (* If Address Type is Local Address)

Postal Code : 468289   [Retrieve Address]

Block/House No. : 36

Street Name : **JALAN LIMAU NIPIS**

Unit : #   -

Building/Estate Name : **BEDOK GARDENS**

Foreign Address (* If Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   1000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   13/12/2006   (dd/mm/yyyy)

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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1,509,700,848	86084215	0
Amount of Issued Share Capital :	1654160188.84	86084215	0
Amount of Paid-up Share Capital :	1654160188.84	86084215	0





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	13/12/2006

Submit   Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENTS

PAYMENT ACKNOWLEDGEMENT

EP Ref No :
Receipt No. : ACR0000002074603A

Transaction No.	Company Registration No.	Company Name
C060620381	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

⌐ View Receipt ¬



RECEIPT

Receipt No   : ACR0000002074603A

Transaction No   : C060620381

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

Date/Time : 13/12/2006 13:34

Print

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429

Balance Amount in Deposit Account : $ 1,364.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

| HOME | LOGOUT |

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 101,400 SHARES FULLY PAID ARISING FROM THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
				Shares	$	
Ordinary Shares	-	-	Before Exercise	1,509,700,848	1,654,160,188.84	Before Exercise	26,646,627
Preference Shares*	-	-	Add Exercise	101,400	1,794,780.00	Less Exercise	(101,400)
Preference Shares #	-	-	After Exercise	1,509,802,248	1,655,954,968.84	After Exercise	26,545,227

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature :

Designation : Vice President   Date : 13-Dec-06

Enclosures
- A copy of the Return of Allotment filed with the ACRA.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
101,400	$17.70	$1,794,780.00	
101,400	Total value of shares exercised =	$1,794,780.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices


LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company in   ⊙ Yes
general meeting to issue   ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be
changed by suffixing time-
stamp with the actual file
name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☑ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☑ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY

If a person
other than a
director /
secretary
signed the
above, please
enter name(s)
and capacity
(ies) or
designation of
person(s) who
signed the
resolution or
the minutes
incorporating
the resolution
or the written
resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

[Save] [Reset]



LOCAL COMPANY TRANSACTIONS

HOME	LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   101400

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 17.70

unpaid : 0

Save | Delete | Reset | Back





HOME	LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee [Add]

List of Allottees and their particulars

Identification No./Registration No.	Registration Name	Shareholder Category
M540803105699	CHOO KAH HOE	Individual
S0206810I	LEE SIEW MOOI	Individual
S0271618F	CHONG KIE CHEONG	Individual
S1331694E	TONG CHI LIAN NEE LAM	Individual
S1546208F	LIM BENG KUAN	Individual
S1682734G	TSNG BOON KIAT	Individual
S2693115J	NOEL ARGUELLES SANTIAGO	Individual



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual

○ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1546208F / Retrieve Details

Identification Type : * NRIC /

Name : * LIM BENG KUAN /

Nationality : * SINGAPOREAN (301) /

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local /
○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 529948 / Retrieve Address

Block/House No. : 28 /

Street Name : **SIMEI STREET 1** /

Unit : # 09 - 07 /

Building/Estate Name : **MELVILLE PARK**

Foreign Address (* If Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   Search

Registration No. : *

Name :

Address Type : .

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the
Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip
this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent
allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   1000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   13/12/2006   (dd/mm/yyyy)

Save   Reset   Back


LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual

◯ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   M540803105699 [Retrieve Details]

Identification Type : *   PASSPORT/ OTHERS

Name : *   CHOO KAH HOE

Nationality : *   MALAYSIAN (304)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◯ Local
◉ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   [Retrieve Address]

Block/House No. :

Street Name :

Unit : #   -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : 2 JALAN TERATAZ, TAMAN MUDUN

9 MILE CHERAS, 43200 MALAYSIA

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   5000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   13/12/2006   (dd/mm/yyyy)

[Save] [Reset] [Back]



LOCAL COMPANY TRANSACTIONS

HOME	LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**

◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * ·S1682734G

Identification Type : * NRIC

Name : * TSNG BOON KIAT

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                   ◯ Foreign

[Retrieve Details]

Local Address (* if Address Type is Local Address)

Postal Code : 269511 [Retrieve Address]

Block/House No. : 110

Street Name : **CORONATION ROAD**

Unit : #

Building/Estate Name : **CORONATION VILLAGE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

https://www.psi.gov.sg/NASApp/tmf/TMFServlet   12/13/2006

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read Instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   5000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   13/12/2006   (dd/mm/yyyy)

Save   Reset   Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S2693115J   [Retrieve Details]

Identification Type : *   NRIC

Name : *   NOEL ARGUELLES SANTIAGO

Nationality : *   SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                     ○ Foreign

Local Address (* if Address Type is Local Address)

        Postal Code : 510782   [Retrieve Address]

    Block/House No. : 782

        Street Name : **PASIR RIS STREET 71**

                Unit : # 11 - 582

    Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

                Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* If Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* If Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 8400

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 13/12/2006 (dd/mm/yyyy)

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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⊙ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S0206810I   Retrieve Details

Identification Type : *   NRIC

Name : *   LEE SIEW MOOI

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ⊙ Local
                    ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 426837   Retrieve Address

Block/House No. : 11

Street Name : **KURAU PLACE**

Unit : #

Building/Estate Name : **GOLDLEAF GARDENS**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   Search

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 15000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 13/12/2006 (dd/mm/yyyy)

| Save | | Reset | | Back |



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⊙ **Allottee is an Individual**
◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S0271618F   [Retrieve Details]

Identification Type : *   NRIC

Name : *   CHONG KIE CHEONG

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ⊙ Local
                     ◯ Foreign

Local Address (* If Address Type is Local Address)

   Postal Code : 269980   [Retrieve Address]

   Block/House No. : 36

   Street Name : **ALLAMANDA GROVE**

   Unit : #

Building/Estate Name : **ALLAMANDA GROVE**

Foreign Address (* if Address Type is Foreign Address)

   Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   20000 /

b) Class of shares allotted :   Ordinary /

c) Currency :   SINGAPORE DOLLAR (099) /

d) Date of allotment :   13/12/2006 (dd/mm/yyyy) /

Save | Reset | Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1331694E   [Retrieve Details]

Identification Type : *   NRIC

Name : *   TONG CHI LIAN NEE LAM

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                    ○ Foreign

Local Address (* if Address Type is Local Address)

        Postal Code : 266939   [Retrieve Address]

        Block/House No. : 39

        Street Name : **PRINCESS OF WALES ROAD**

              Unit : #   -

Building/Estate Name : **PRINCESS OF WALES PARK**

Foreign Address (* if Address Type is Foreign Address)

              Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   47000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   13/12/2006   (dd/mm/yyyy)

Save   Reset   Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

	Ordinary	Preference	Others
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1509802248	86084215	0
Amount of Issued Share Capital :	1655954968.84	86084215	0
Amount of Paid-up Share Capital :	1655954968.84	86084215	0





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	13/12/2006

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002074627A

Transaction No.	Company Registration No.	Company Name
C060620410	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002074627A

Date/Time : 13/12/2006 13:46

Transaction No : C060620410

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,354.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME **LOGOUT**

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 4,000 SHARES FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME").

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,509,802,248	1,655,954,968.84	Before Exercise	26,545,227
Preference Shares*	-	-	Add Exercise	4,000	58,920.00	Less Exercise	(4,000)
Preference Shares #	-	-	After Exercise	1,509,806,248	1,656,013,888.84	After Exercise	26,541,227

3. Outstanding Warrants/TSRs   :   N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds   :   N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name   :   Sherylene Wang   Authorised Signature   :

Designation   :   Vice President   Date   :   13-Dec-06

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
4,000	$14.73	$58,920.00	
4,000	Total value of shares exercised =	$58,920.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company in   ⊙ Yes
general meeting to issue   ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be
changed by suffixing time-
stamp with the actual file
name as

Browse...

(Click 'Browse' to select file for attachment)

filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following Information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   4000

Amount paid and/or
unpaid on each share
e.g.
eg: 999999.9999999999

paid : 14.73

unpaid : 0

Save | Delete | Reset | Back





Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

To Add Allottee [Add]

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1695894H	LING PUAY HWA	Individual


Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual
○ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1695894H   Retrieve Details

Identification Type : * NRIC

Name : * LING PUAY HWA

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local
                  ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 547883   Retrieve Address

Block/House No. : 9D

Street Name : **LEITH ROAD**

Unit : #   -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch   Search

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   4000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   13/12/2006   (dd/mm/yyyy)

Save   Reset   Back



| HOME | LOGOUT |

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :   Ordinary   Preference   Others

Number of Shares :   **1509806248** / **86084215** **0**

Amount of Issued Share Capital : **1656013888.84** **86084215** **0**

Amount of Paid-up Share Capital :   **1656013888.84** **86084215** **0**





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	13/12/2006

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

 
PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002074632A

Transaction No.	Company Registration No.	Company Name
C060620417	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002074632A

Date/Time : 13/12/2006 13:50

Transaction No   : C060620417

Print

Agency   : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,344.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME   LOGOUT

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 6,000 SHARES FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,509,806,248	1,656,013,888.84	Before Exercise	26,541,227
Preference Shares*	-	-	Add Exercise	6,000	62,400.00	Less Exercise	(6,000)
Preference Shares #	-	-	After Exercise	1,509,812,248	1,656,076,288.84	After Exercise	26,535,227

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Authorised Signature : ....

Name : Sherylene Wang

Designation : Vice President

Date : 13-Dec-06

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
6,000	$10.40	$62,400.00	
6,000	Total value of shares exercised =	$62,400.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices


LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company in   ⦿ Yes
general meeting to issue   ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note:
Uploaded file name will be
changed by suffixing time-
stamp with the actual file
name as
filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

☐ S0016173Z / KOH BOON HWEE

☐ S0040556F / GOH GEOK LING

☐ S0114104Z / HENG LEE CHENG

☐ S0234644C / KWA CHONG SENG

☐ S0820599Z / ANG KONG HUA

☐ S1462421Z / PETER ONG BOON KWEE

☐ S2549567E / WONG NGIT LIONG

☐ S2622983I / JEANNIE HUI

☐ Z1557926 / NARAYANA MURTHY

If a director/ secretary signed the above, please select accordingly :

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   6000

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid :   10.40

unpaid :   0

Save   Delete   Reset   Back





Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

To Add Allottee [Add]

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S0066506A	ER SOCK KIAN	Individual
S1523821F	TAY HOCK GUAN	Individual


Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1523821F   /   [Retrieve Details]

Identification Type : *   NRIC   /

Name : *   TAY HOCK GUAN   /

Nationality : *   SINGAPOREAN (301)   /

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local   /
                    ◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 557049   /   [Retrieve Address]

Block/House No. :   15   /

Street Name : **LI HWAN DRIVE**   /

Unit : #

Building/Estate Name : **GOLDEN HILL ESTATE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   1000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   13/12/2006   (dd/mm/yyyy)

Save   Reset   Back


LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S0066506A [Retrieve Details]

Identification Type : * NRIC

Name : * ER SOCK KIAN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local
○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 449287 [Retrieve Address]

Block/House No. : 5000D

Street Name : **MARINE PARADE ROAD**

Unit : # 11 - 15

Building/Estate Name : **LAGUNA PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   5000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   13/12/2006   (dd/mm/yyyy)

[Save] [Reset] [Back]



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares : Ordinary Preference Others

Number of Shares : **1509812248 86084215** **0**

Amount of Issued Share Capital : **1656076288.84 86084215** **0**

Amount of Paid-up Share Capital : **1656076288.84 86084215** **0**





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No : 199901152M

Registered Name : DBS GROUP HOLDINGS LTD

Transaction Type : Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) : 10.00

Late Lodgement Fee CA (S$): 0.00

Composition Amount (S$) : 0.00

Service Charge (S$) : 0.00

GST (if any) : 0.00

Total Amount (S$) : 10.00

Payment Mode :
- ⊙ Deposit Account Service
- ○ Others (Credit Card, Cash Card, Internet Banking, etc)

Deposit Service Account No : 030429

Payment Date : 13/12/2006

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.




PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002074647A

Transaction No.	Company Registration No.	Company Name
C060620435	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]



RECEIPT

Receipt No   : ACR0000002074647A

Transaction No : C060620435

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

Date/Time : 13/12/2006 13:55

Print

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,334.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 7,410 SHARES FULLY PAID ARISING FROM
THE 2004 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,509,812,248	1,656,076,288.84	Before Exercise	26,535,227
Preference Shares*	-	-	Add Exercise	7,410	109,149.30	Less Exercise	(7,410)
Preference Shares #	-	-	After Exercise	1,509,819,658	1,656,185,438.14	After Exercise	26,527,817

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Designation : Vice President

Authorised Signature :

Date : 13-Dec-06

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
7,410	$14.73	$109,149.30	
7,410	Total value of shares exercised =	$109,149.30	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company in   ⊙ Yes
general meeting to issue   ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be
changed by suffixing time-
stamp with the actual file
name as

filename*yyyyMMddmmsstt*

Maximum File Size : 2048 KB

[Browse...]

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/
secretary
signed the
above, please
select
accordingly :

☐ HA9810000 / LEONG CHUN YING
☑ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person
other than a
director /
secretary
signed the
above, please
enter name(s)
and capacity
(ies) or
designation of
person(s) who
signed the
resolution or
the minutes
incorporating
the resolution
or the written
resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to
the best of my knowledge.

Save   Reset



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | **For a consideration other than cash** | **Share Capital / Allottees' Particulars** | **Shareholders list after the allotment** | **Summary of Capital** |

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   7410

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

Save | Delete | Reset | Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
G653356(5)	CHUI YAT LEUNG	Individual
S1112174H	YEO POH CHIN,SUZANA	Individual

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⊙ Allottee is an Individual

◯ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * G653356(5) [Retrieve Details]

Identification Type : * PASSPORT/ OTHERS

Name : * CHUI YAT LEUNG

Nationality : * HONG KONG RESIDENT (332)

Mobile No :

Occupation :

Email Address :

Address Type : * ◯ Local
⊙ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : #

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : RM 1607, BLOCK 31

HENG FA CHUEN, CHAI WAN, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* If Address Type Is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 1710

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 13/12/2006 (dd/mm/yyyy)

Save | Reset | Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

| Submit |

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual
○ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1112174H   / [Retrieve Details]

Identification Type : *   NRIC /

Name : *   YEO POH CHIN,SUZANA /

Nationality : *   SINGAPOREAN (301) /

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local /
                    ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 787754 / [Retrieve Address]

Block/House No. : 165 /

Street Name : **TAGORE AVENUE** /

Unit : #   -

Building/Estate Name : **GREEN MEADOWS**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   5700

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   13/12/2006   (dd/mm/yyyy)

Save   Reset   Back



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1509819658	86084215	0
Amount of Issued Share Capital :	1656185438.14	86084215	0
Amount of Paid-up Share Capital :	1656185438.14	86084215	0





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⊙ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	13/12/2006

Submit | Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.





PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR00000002074660A

Transaction No.	Company Registration No.	Company Name
C060620447	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]



GST No. : M9-0008879-T

RECEIPT

Receipt No	: ACR0000002074660A	Date/Time : 13/12/2006 14:00
Transaction No	: C060620447	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,324.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	LOGOUT



December 14, 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 4 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd   Tel: 65.6878 5820
Legal & Secretariat   Fax: 65.6222 1035
6 Shenton Way #39-02 DBS Building Tower One   www.dbs.com
Singapore 068809

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 10,000 SHARES FULLY PAID ARISING FROM
THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital		Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
					Shares	$		
Ordinary Shares	-	-	Before Exercise		1,509,819,658	1,656,185,438.14	Before Exercise	26,527,817
Preference Shares*	-	-	Add Exercise		10,000	177,000.00	Less Exercise	(10,000)
Preference Shares #	-	-	After Exercise		1,509,829,658	1,656,362,438.14	After Exercise	26,517,817

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature :

Designation : Vice President   Date : 14-Dec-2006

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
10,000	$17.70	$177,000.00	
10,000	Total value of shares exercised =	$177,000.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.   ⊙ Yes   ○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as

Browse...

(Click 'Browse' to select file for attachment)

filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :

- ☐ HA9016000 / LEUNG CHUN YING
- ☑ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☑ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   10000

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 17.70

unpaid : 0

Save   Delete   Reset   Back




Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

To Add Allottee | Add |

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1235624B	LEE LAY WAH IRENE	Individual
S1681651E	SOH POH YING CATHERINE	Individual
S1825722Z	LIM KING HWEE	Individual
S2594361I	EE HUEI CHING	Individual

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1235624B   [Retrieve Details]

Identification Type : * NRIC

Name : * LEE LAY WAH IRENE

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local
                  ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 465926   [Retrieve Address]

Block/House No. : 29

Street Name : **KEW WALK**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* If Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* If Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 1,000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 14/12/2006 (dd/mm/yyyy)

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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ **Allottee is an Individual**

◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1681651E   [Retrieve Details]

Identification Type : * NRIC

Name : * SOH POH YING CATHERINE

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ⦿ Local
          ◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 521119 [Retrieve Address]

Block/House No. : 119

Street Name : **TAMPINES STREET 11**

Unit : # 12 - 172

Building/Estate Name : **TAMPINES COURT**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   1,000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   14/12/2006   (dd/mm/yyyy)

[Save] [Reset] [Back]

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ **Allottee is an Individual**

◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1825722Z   /   [Retrieve Details]

Identification Type : *   NRIC   /

Name : *   LIM KING HWEE   /

Nationality : *   SINGAPOREAN (301)   /

Mobile No :

Occupation :

Email Address :

Address Type : *   ⦿ Local   ◯ Foreign

Local Address (* if Address Type is Local Address)

   Postal Code : 276952 / [Retrieve Address]

   Block/House No. : 29 /

   Street Name : **MOUNT SINAI RISE** /

   Unit : # 05 - 03 /

   Building/Estate Name : **MARBELLA, THE** /

Foreign Address (* if Address Type is Foreign Address)

   Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* If Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* If Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   2000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   14/12/2006   (dd/mm/yyyy)

Save | Reset | Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual
◯ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S25943611 [Retrieve Details]

Identification Type : * NRIC

Name : * EE HUEI CHING

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local
◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 088644 [Retrieve Address]

Block/House No. : 49

Street Name : **SPOTTISWOODE PARK ROAD**

Unit : # 07 - 02

Building/Estate Name : **OAKSWOOD HEIGHTS**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   6000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   14/12/2006   (dd/mm/yyyy)

[Save] [Reset] [Back]



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares : Ordinary   Preference   Others

Number of Shares : **1509829658 ╱ 86084215**   **0**

Amount of Issued Share Capital : **1656362438.14 86084215**   **0**

Amount of Paid-up Share Capital : **1656362438.14 86084215**   **0**



Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :   199901152M

Registered Name :   DBS GROUP HOLDINGS LTD

Transaction Type :   Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) :   10.00

Late Lodgement Fee CA (S$):   0.00

Composition Amount (S$) :   0.00

Service Charge (S$) :   0.00

GST (if any) :   0.00

Total Amount (S$) :   10.00

Payment Mode :   ⦿ Deposit Account Service
⦿ Others (Credit Card, Cash Card, Internet Banking, etc)

Deposit Service Account No :   030429

Payment Date :   14/12/2006

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002076290A

Transaction No.	**Company Registration No.**	**Company Name**
C060622262	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]

biz FILE

GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002076290A

Date/Time : 14/12/2006 11:57

Transaction No : C060622262

[Print]

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,314.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

[**HOME** | **LOGOUT**]

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 32,000 SHARES FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	-	-	Before Exercise	1,509,829,658	1,656,362,438.14	Before Exercise	26,517,817
			Add Exercise	32,000	471,360.00	Less Exercise	(32,000)
			After Exercise	1,509,861,658	1,656,833,798.14	After Exercise	26,485,817
Preference Shares*	-	-				
Preference Shares #	-	-				

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang.

Authorised Signature :

Designation : Vice President

Date : 14-Dec-2006

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee payable for the next 4 million Shares (unless the additional listing fee is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
32,000	$14.73	$471,360.00	
32,000	Total value of shares exercised =	$471,360.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as

filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

☐ ~~S0010000~~ / ~~LEONG CHUN YING~~
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a director/ secretary signed the above, please select accordingly :

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset



Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Capital Information

Currency :　　　**SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :　　　Ordinary　　　Preference　　　Others

Number of shares :　　　32000 ╱

Amount paid and/or
unpaid on each share
e.g.
eg 999999.9999999999

paid : 14.73 ╱

unpaid : 0 ╱

[Save] [Delete] [Reset] [Back]



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee [Add]

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1236291I	TAN BOON LIAN AMOS	Individual
S1272090D	DAVID LAU CHENG HUAT	Individual
S2668714D	CHAN CHOW CHUEN	Individual



Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

<u>Resolution</u>	<u>Share payable in cash</u>	<u>For a consideartion other than cash</u>	Share Capital / Allottees' Particulars	<u>Shareholders list after the allotment</u>	<u>Summary of Capital</u>

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ **Allottee is an Individual**

◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S2668714D   /   [Retrieve Details]

Identification Type : *   NRIC   /

Name : *   CHAN CHOW CHUEN /

Nationality : *   SINGAPORE P.R. (300) /

Mobile No :

Occupation :

Email Address :

Address Type : *   ⦿ Local /
                   ◯ Foreign

Local Address (* If Address Type Is Local Address)

Postal Code : 259725 / [Retrieve Address]

Block/House No. : 361 /

Street Name : **BUKIT TIMAH ROAD**

Unit : # 10   - 02 /

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   2000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   14/12/2006   (dd/mm/yyyy)

Save   Reset   Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⊙ Allottee is an Individual
○ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S12362911   [Retrieve Details]

Identification Type : *   NRIC

Name : *   TAN BOON LIAN

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ⊙ Local
                   ○ Foreign

Local Address (* If Address Type is Local Address)

Postal Code : 806769 [Retrieve Address]

Block/House No. : 22

Street Name : **STRATTON WALK**

Unit : #   -

Building/Estate Name :

Foreign Address (* If Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   5000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   14/12/2006   (dd/mm/yyyy)

Save Reset Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

| Submit |

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⊙ **Allottee is an Individual**
◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1272090D   /   [Retrieve Details]

Identification Type : *   NRIC   /

Name : *   LAU CHENG HUAT DAVID /

Nationality : *   SINGAPOREAN (301) /

Mobile No :

Occupation :

Email Address :

Address Type : *   ⊙ Local   /
                   ◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 557278 / [Retrieve Address]

Block/House No. : 35 /

Street Name : **KENSINGTON PARK ROAD** /

Unit : #   -

Building/Estate Name : **SERANGOON GARDEN ESTATE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip. this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   25000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   14/12/2006   (dd/mm/yyyy)

Save   Reset   Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1509861658	86084215	0
Amount of Issued Share Capital :	1656833798.14	86084215	0
Amount of Paid-up Share Capital :	1656833798.14	86084215	0


Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :   199901152M

Registered Name :   DBS GROUP HOLDINGS LTD

Transaction Type :   Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) :   10.00

Late Lodgement Fee CA (S$):   0.00

Composition Amount (S$) :   0.00

Service Charge (S$) :   0.00

GST (if any) :   0.00

Total Amount (S$) :   10.00

Payment Mode :
⦿ Deposit Account Service
◯ Others (Credit Card, Cash Card, Internet Banking, etc)

Deposit Service Account No :   030429

Payment Date :   14/12/2006

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002076319A

Transaction No.	Company Registration No.	Company Name
C060622288	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002076319A

Transaction No   : C060622288

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

Date/Time : 14/12/2006 12:03

Print

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,304.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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https://www.psi.gov.sg/NASApp/tmf/TMFServlet   12/14/2006

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 9,000 SHARES FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	-	-	Before Exercise 1,509,861,658	1,656,833,798.14	Before Exercise	26,485,817
			Add Exercise 9,000	93,600.00	Less Exercise	(9,000)
			After Exercise 1,509,870,658	1,656,927,398.14	After Exercise	26,476,817
Preference Shares*	-	-	N.A.			
Preference Shares #	-	-	N.A.			

3. Outstanding Warrants/TSRs
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Designation : Vice President

Authorised Signature :

Date : 14-Dec-2006

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
9,000	$10.40	$93,600.00	
9,000	Total value of shares exercised =	$93,600.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company in   ⊙ Yes
general meeting to issue   ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be
changed by suffixing time-
stamp with the actual file
name as

[Browse...]

(Click 'Browse' to select file for attachment)

filename*yyyyMMddmmsstt*

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :

☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters).

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| **Resolution** | **Share payable in cash** | **For a consideration other than cash** | **Share Capital / Allottees' Particulars** | **Shareholders list after the allotment** | **Summary of Capital** |

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   9000

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 10.40

unpaid : 0

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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee [Add]

List of Allottees and their particulars

Identification No./Registration No.   **Name**   **Shareholder Category**

Identification No./Registration No.	Name	Shareholder Category
S1330846B	TANG SHEE YIN	Individual
S2666826C	CHEUNG CHUNG WING WATER	Individual

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

<u>Resolution</u>   <u>Share payable in cash</u>   <u>For a consideartion other than cash</u>   <u>Share Capital / Allottees' Particulars</u>   <u>Shareholders list after the allotment</u>   <u>Summary of Capital</u>

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ **Allottee is an Individual**
◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1330846B   [Retrieve Details]

Identification Type : * NRIC

Name : * TANG SHEE YIN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ⦿ Local
◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 268164 [Retrieve Address]

Block/House No. : 151G

Street Name : **KING'S ROAD**

Unit : # 05 - 26

Building/Estate Name : **FARRER COURT**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   3000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   14/12/2006   (dd/mm/yyyy)

Save | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S2666826C   /   [Retrieve Details]

Identification Type : *   NRIC   ✓

Name : *   CHEUNG CHUNG WING WATER   /

Nationality : *   SINGAPORE P.R. (300)   /

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local   /
                   ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 298309   [Retrieve Address]

Block/House No. : 14 /

Street Name : **NAROOMA ROAD** /

Unit : #   -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : . 6000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 14/12/2006 (dd/mm/yyyy)

Save   Reset   Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares : Ordinary   Preference   Others

Number of Shares : **1509870658**   **86084215**   0

Amount of Issued Share Capital : **1656927398.14** **86084215**   0

Amount of Paid-up Share Capital : **1656927398.14** **86084215**   0



Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	14/12/2006

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002076337A

Transaction No.	Company Registration No.	Company Name
C060622312	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]

GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002076337A   Date/Time : 14/12/2006 12:09

Transaction No   : C060622312   Print

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,294.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 5,200 SHARES FULLY PAID ARISING FROM THE 2004 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	-	-	Before Exercise	1,509,870,658	1,656,927,398.14	Before Exercise	26,476,817
Preference Shares*	-	-	Add Exercise	5,200	76,596.00	Less Exercise	(5,200)
Preference Shares #	-	-	After Exercise	1,509,875,858	1,657,003,994.14	After Exercise	26,471,617

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature :

Designation : Vice President

Date : 14-Dec-2006

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares

Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
5,200	$14.73	$76,596.00	
5,200	Total value of shares exercised =	$76,596.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company in ◉ Yes
general meeting to issue   ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be
changed by suffixing time-
stamp with the actual file
name as

filenameyyyyMMddmmsstt

[Browse...]

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset

Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	**For a consideration other than cash**	**Share Capital / Allottees' Particulars**	**Shareholders list after the allotment**	**Summary of Capital**

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   5200

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

[Save] [Delete] [Reset] [Back]

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee | Add |

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S2668714D	CHAN CHOW CHUEN	Individual

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S2668714D   [Retrieve Details]

Identification Type : *   NRIC

Name : *   CHAN CHOW CHUEN

Nationality : *   SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 259725 [Retrieve Address]

Block/House No. : 361

Street Name : **BUKIT TIMAH ROAD**

Unit : # 10 - 02

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   5200

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   14/12/2006   (dd/mm/yyyy)

[Save] [Reset] [Back]



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1509875858	86084215	0
Amount of Issued Share Capital :	1,657,003,994.14	86084215	0
Amount of Paid-up Share Capital :	1,657,003,994.14	86084215	0





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	14/12/2006

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002076351A

Transaction No.	Company Registration No.	Company Name
C060622330	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002076351A   Date/Time : 14/12/2006 12:14

Transaction No : C060622330

[Print]

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) : 10.00

Deposit Service Account No. : 030429

Balance Amount in Deposit Account : $ 1,284.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

| **HOME** | **LOGOUT** |

December 15, 2006



Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 5 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd   Tel: 65.6878 5820
Legal & Secretariat   Fax: 65.6222 1035
6 Shenton Way #39-02 DBS Building Tower One   www.dbs.com
Singapore 068809

06-18-003 09/2004)
Co Reg No 199901152M

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 49,000 SHARES FULLY PAID ARISING FROM THE 1999 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital		Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,509,875,858	1,657,003,994.14	Before Exercise	26,471,617
Preference Shares*	-	-	Add Exercise	49,000	749,700.00	Less Exercise	(49,000)
Preference Shares #	-	-	After Exercise	1,509,924,858	1,657,753,694.14	After Exercise	26,422,617

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature :

Designation : Vice President

Date : 15-Dec-2006

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
49,000	$15.30	$749,700.00	
49,000	Total value of shares exercised =	$749,700.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company in   ⊙ Yes
general meeting to issue   ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be
changed by suffixing time-
stamp with the actual file
name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

□ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a director/ secretary signed the above, please select accordingly :

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares : Ordinary   Preference   Others

Number of shares : 49000 /

Amount paid and/or unpaid on each share
e.g.
eg. 999999.9999999999

paid : 15.30 /

unpaid : .0 /

Save   Delete   Reset   Back



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration Name No.		Shareholder Category
209440698	JOHN THEODORE OLDS	Individual

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Unable to retrieve details for the given Identification No.

Please indicate whether the allottee is an Individual : *

⊙ **Allottee is an Individual**

○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * 209440698   [Retrieve Details]

Identification Type : * PASSPORT/ OTHERS

Name : * JOHN THEODORE OLDS

Nationality : * AMERICAN (503)

Mobile No :

Occupation :

Email Address :

Address Type : * ○ Local
⊙ Foreign

Local Address (* if Address Type is Local Address)

   Postal Code :   [Retrieve Address]

   Block/House No. :

   Street Name :

   Unit : #   -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

   Address : 2450 STEINER STREET, SAN FRANCISCO

   CALIFORNIA 94115, USA

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch   [Search]

Registration No. : * [   ] [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   49000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   15/12/2006   (dd/mm/yyyy)

[Save] [Reset] [Back]


LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1509924858	86084215	0
Amount of Issued Share Capital :	1657753694.14	86084215	0
Amount of Paid-up Share Capital :	1657753694.14	86084215	0



Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	15/12/2006

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.





PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR00000002077686A

Transaction No.	Company Registration No.	Company Name
C060623886	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002077686A

Transaction No   : C060623886

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

Date/Time : 15/12/2006 10:13

Print

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,244.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | **LOGOUT**

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 11,000 SHARES FULLY PAID ARISING FROM THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ('SCHEME')

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital		Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,509,924,858	1,657,753,694.14	Before Exercise	26,422,617
Preference Shares*	-	-	Add Exercise	11,000	194,700.00	Less Exercise	(11,000)
Preference Shares #	-	-	After Exercise	1,509,935,858	1,657,948,394.14	After Exercise	26,411,617

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature :

Designation : Vice President   Date : 15-Dec-2006

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
11,000	$17.70	$194,700.00	
11,000	Total value of shares exercised =	$194,700.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company in ⊙ Yes
general meeting to issue ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be
changed by suffixing time-
stamp with the actual file
name as

filename*yyyyMMddmmsstt*

[Browse...]

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/
secretary
signed the
above, please
select
accordingly :

☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person
other than a
director /
secretary
signed the
above, please
enter name(s)
and capacity
(ies) or
designation of
person(s) who
signed the
resolution or
the minutes
incorporating
the resolution
or the written
resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset


LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   11000

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 17.70

unpaid : 0

Save | Delete | Reset | Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following Information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S0129056H	HO HAI YIAN	Individual
S1230703I	SEE-TOH WAI KEONG	Individual
S1681651E	SOH POH YING CATHERINE	Individual

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual
○ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1681651E   Retrieve Details

Identification Type : *   NRIC

Name : *   SOH POH YING CATHERINE

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                    ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 521119   Retrieve Address

Block/House No. : 119

Street Name : **TAMPINES STREET 11**

Unit : # 12 - 172

Building/Estate Name : **TAMPINES COURT**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   Search

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   1000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   15/12/2006   (dd/mm/yyyy)

[Save] [Reset] [Back]

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ Allottee is an Individual
◯ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S0129056H   [Retrieve Details]

Identification Type : *   NRIC

Name : *   LIM HAI YIAN

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ⦿ Local
◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 277388   [Retrieve Address]

Block/House No. :   21

Street Name : **MING TECK PARK**

Unit : #   -

Building/Estate Name : **MING TECK PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   5000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   15/12/2006   (dd/mm/yyyy)

Save   Reset   Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual
◯ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S12307031   [Retrieve Details]

Identification Type : *   NRIC

Name : *   SEE-TOH WAI KEONG

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 437966   [Retrieve Address]

Block/House No. : 182

Street Name : **MEYER ROAD**

Unit : #   -

Building/Estate Name : **SEA VIEW PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   5000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   15/12/2006   (dd/mm/yyyy)

[Save] [Reset] [Back]



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1509935858	86084215	0
Amount of Issued Share Capital :	1657948394.14	86084215	0
Amount of Paid-up Share Capital :	1657948394.14	86084215	0





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	15/12/2006

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR00000002077716A

Transaction No.	**Company Registration No.**	**Company Name**
C060623923	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR00000002077716A

Transaction No   : C060623923

Date/Time : 15/12/2006 10:24

Print

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429

Balance Amount in Deposit Account : $ 1,234.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | **LOGOUT**

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 2,000 SHARES FULLY-PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	-	-	Before Exercise 1,509,935,858	1,657,948,394.14	Before Exercise	26,411,617
Preference Shares*	-	-	Add Exercise 2,000	29,460.00	Less Exercise	(2,000)
Preference Shares #	-	-	After Exercise 1,509,937,858	1,657,977,854.14	After Exercise	26,409,617

3. Outstanding Warrants/TSRs : N.A.

   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Designation : Vice President

Authorised Signature :

Date : 15-Dec-2006

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares

Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
2,000	$14.73	$29,460.00	
2,000	Total value of shares exercised =	$29,460.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act

The directors have obtained
the approval of the company in ⊙ Yes
general meeting to issue   ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be
changed by suffixing time-
stamp with the actual file
name as

filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

[Browse...]

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

	□ S0016173Z / KOH BOON HWEE
If a director/ secretary signed the above, please select accordingly :	□ S0040556F / GOH GEOK LING
	□ S0114104Z / HENG LEE CHENG
	□ S0234644C / KWA CHONG SENG
	□ S0820599Z / ANG KONG HUA
	□ S1462421Z / PETER ONG BOON KWEE
	□ S2549567E / WONG NGIT LIONG
	□ S2622983I / JEANNIE HUI
	□ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   2000

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

Save   Delete   Reset   Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee [Add]

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1256060E	GOH CHOONG LEE	Individual
S2555863D	HONG KEAH HUAT	Individual

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual
○ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S2555863D /   [Retrieve Details]

Identification Type : *   NRIC /

Name : *   HONG KEAH HUAT /

Nationality : *   SINGAPOREAN (301) /

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local /
                     ○ Foreign

Local Address (* if Address Type is Local Address)

   Postal Code : 546687 / [Retrieve Address]

   Block/House No. : 137 /

   Street Name : **POH HUAT ROAD WEST** /

   Unit : # 02 - 01 /

Building/Estate Name : **NOVELLE PARK**

Foreign Address (* if Address Type is Foreign Address)

   Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   1000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   15/12/2006   (dd/mm/yyyy)

Save | Reset | Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1256060E /   [Retrieve Details]

Identification Type : * NRIC /

Name : * GOH CHOONG LEE WILLIAM /

Nationality : * SINGAPOREAN (301) /

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local /
  ◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 807749 [Retrieve Address]

Block/House No. : 38 /

Street Name : **NERAM ROAD**

Unit : # -

Building/Estate Name : **SELETAR HILLS ESTATE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch   [Search]

Registration No. : *

Name : ,

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   1000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   15/12/2006   (dd/mm/yyyy)

[Save] [Reset] [Back]



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1509937858	86084215	0
Amount of Issued Share Capital :	1657977854.14	86084215	0
Amount of Paid-up Share Capital :	1657977854.14	86084215	0

 

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :   199901152M

Registered Name :   DBS GROUP HOLDINGS LTD

Transaction Type :   Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) :   10.00

Late Lodgement Fee CA (S$):   0.00

Composition Amount (S$) :   0.00

Service Charge (S$) :   0.00

GST (if any) :   0.00

Total Amount (S$) :   10.00

Payment Mode :   ◉ Deposit Account Service
                             ○ Others (Credit Card, Cash Card, Internet Banking, etc)

Deposit Service Account No :   030429

Payment Date :   15/12/2006

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.





PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR00000002077767A

Transaction No.	Company Registration No.	Company Name
C060623975	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002077767A

Transaction No   : C060623975

Agency   : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

Date/Time : 15/12/2006 10:38

Print

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,224.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 2,000 SHARES FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,509,937,858	1,657,977,854.14	Before Exercise	26,409,617
Preference Shares*	-	-	Add Exercise	2,000	20,800.00	Less Exercise	(2,000)
Preference Shares #	-	-	After Exercise	1,509,939,858	1,657,998,654.14	After Exercise	26,407,617

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Authorised Signature :

Name : Sherylene Wang

Designation : Vice President

Date : 15-Dec-2006

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
2,000	$10.40	$20,800.00	
2,000	Total value of shares exercised =	$20,800.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares   [Submit]

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company in   ⦿ Yes
general meeting to issue   ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be
changed by suffixing time-
stamp with the actual file
name as

                        [Browse...]

filenameyyyyMMddmmsstt

            (Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

         ☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
         ☐ 093190653 / FRANK WONG KWONG SHING
         ☐ 112914204 / JOHN A. ROSS
         ☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐ S0016173Z / KOH BOON HWEE
	☐ S0040556F / GOH GEOK LING
	☐ S0114104Z / HENG LEE CHENG
	☐ S0234644C / KWA CHONG SENG
	☐ S0820599Z / ANG KONG HUA
	☐ S1462421Z / PETER ONG BOON KWEE
	☐ S2549567E / WONG NGIT LIONG
	☐ S2622983I / JEANNIE HUI
	☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

[Save] [Reset]

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   2000

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 10.40

unpaid : 0

Save   Delete   Reset   Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee [Add]

List of Allottees and their particulars

Identification No./Registration Name No.		Shareholder Category
D835946(7)	LAW WINNIE	Individual

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

| Submit |

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Unable to retrieve details for the given Identification No.

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**

◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   D835946(7) | Retrieve Details |

Identification Type : *   PASSPORT/ OTHERS

Name : *   LAW WINNIE

Nationality : *   HONG KONG RESIDENT (332)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◯ Local
◉ Foreign

Local Address (* if Address Type is Local Address)

     Postal Code : | Retrieve Address |

     Block/House No. :

     Street Name :

     Unit : #   -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

     Address :   RM 804, BLK A, LAI WAN COURT, LAI CHI KOK, KLN

     HONGKONG

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch | Search |

Name :

Address Type. :

Local Address (* If Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   2000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   15/12/2006   (dd/mm/yyyy)

[Save] [Reset] [Back]

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

| Submit |

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Summary of Share Capital after allotment

Share Capital (1)

Currency :   **SINGAPORE DOLLAR (099)**

Class of Shares :   Ordinary   Preference   Others

Number of Shares :   1,509,939,858 / 86084215   0

Amount of Issued Share Capital : 1,657,998,654.14 86084215   0

Amount of Paid-up Share Capital :   1,657,998,654.14 86084215   0


Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :   199901152M

Registered Name :   DBS GROUP HOLDINGS LTD

Transaction Type :   Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) :   10.00

Late Lodgement Fee CA (S$):   0.00

Composition Amount (S$) :   0.00

Service Charge (S$) :   0.00

GST (if any) :   0.00

Total Amount (S$) :   10.00

Payment Mode :   ⦿ Deposit Account Service
                                ◯ Others (Credit Card, Cash Card, Internet Banking, etc)

Deposit Service Account No :   030429

Payment Date :   15/12/2006

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.





PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR00000002077784A

Transaction No.	Company Registration No.	Company Name
C060623993	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]



RECEIPT

Receipt No	: ACR0000002077784A	Date/Time : 15/12/2006 10:44
Transaction No	: C060623993	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
199901152M / DBS GROUP HOLDINGS LTD			
		Total (S$) :	10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,214.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	LOGOUT

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 13,590 SHARES FULLY PAID ARISING FROM THE 2005 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

    (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital		Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
					Shares	$		
Ordinary Shares	-	-		Before Exercise	1,509,939,858	1,657,998,654.14	Before Exercise	26,407,617
Preference Shares*	-	-		Add Exercise	13,590	204,801.30	Less Exercise	(13,590)
Preference Shares #	-	-		After Exercise	1,509,953,448	1,658,203,455.44	After Exercise	26,394,027

3. Outstanding Warrants/TSRs : N.A.
    Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature :

Designation : Vice President   Date : 15-Dec-2006

Enclosures
*   A copy of the Return of Allotment filed with the ACRA
*   Confirmation of despatch of share certificates
*   Details of options granted and exercised in the Scheme
*   Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
13,590	$15.07	$204,801.30	
13,590	Total value of shares exercised =	$204,801.30	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as

filename*yyyyMMddmmsstt*

[Browse...]

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

☐ HA9016000 / LEONG CHUN YING
☑ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a director/ secretary signed the above, please select accordingly :

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset


LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | **For a consideration other than cash** | **Share Capital / Allottees' Particulars** | **Shareholders list after the allotment** | **Summary of Capital**

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   13590

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 15.07

unpaid : 0

Save | Delete | Reset | Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
712597123	BRENT NELSON SMITH	Individual
S1217350D	NEO SEW HA	Individual

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ Allottee is an Individual

◯ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1217350D   [Retrieve Details]

Identification Type : * NRIC

Name : * NEO SEW HA

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ⦿ Local
⠀⠀⠀⠀⠀⠀⠀⠀⠀⠀⠀◯ Foreign

Local Address (* if Address Type is Local Address)

⠀⠀⠀⠀⠀⠀Postal Code : 650203 [Retrieve Address]

⠀⠀⠀⠀Block/House No. : 203

⠀⠀⠀⠀⠀Street Name : **BUKIT BATOK STREET 21**

⠀⠀⠀⠀⠀⠀⠀⠀⠀⠀Unit : # 13 - 38

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

⠀⠀⠀⠀⠀⠀⠀⠀⠀Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :　　　270

b) Class of shares allotted :　　　Ordinary

c) Currency :　　　SINGAPORE DOLLAR (099)

d) Date of allotment :　　　15/12/2006　(dd/mm/yyyy)

-Save-　-Reset-　-Back-

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Unable to retrieve details for the given Identification No.

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**

○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   712597123   [Retrieve Details]

Identification Type : *   PASSPORT/ OTHERS

Name : *   BRENT NELSON SMITH

Nationality : *   AMERICAN (503)

Mobile No :

Occupation :

Email Address :

Address Type : *   ○ Local
                     ◉ Foreign

Local Address (* if Address Type is Local Address)

    Postal Code :   [Retrieve Address]

    Block/House No. :

    Street Name :

    Unit : #   -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

    Address : 23A EWART PARK, 279776 USA

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   13320

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   15/12/2006   (dd/mm/yyyy)

[Save] [Reset] [Back]

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

| Submit |

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :   **SINGAPORE DOLLAR (099)**

Class of Shares :   Ordinary   Preference   Others

Number of Shares :   1,509953448   86084215   0

Amount of Issued Share Capital : 1658203455.44 86084215   0

Amount of Paid-up Share Capital : 1658203455.44 86084215   0



Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⊙ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	15/12/2006

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR00000002077807A

Transaction No.	Company Registration No.	Company Name
C060624018	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002077807A

Date/Time : 15/12/2006 10:52

Transaction No : C060624018

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,204.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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RECEIVED
2007 JAN -3 A 7:0
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

December 4, 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 6 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

06-18 003 (09/2004)
Co. Reg. No. 199901152M

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 4,000 SHARES FULLY PAID ARISING FROM THE 1999 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
				Shares		
				$		
Ordinary Shares	-	-	Before Exercise	1,509,213,708	1,646,693,923.24	Before Exercise 27,133,767
Preference Shares*	-	-	Add Exercise	4,000	61,200.00	Less Exercise (4,000)
Preference Shares #	-	-	After Exercise	1,509,217,708	1,646,755,123.24	After Exercise 27,129,767

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Authorised Signature : _____

Name : Sherylene Wang

Designation : Vice President   Date : 4-Dec-06

Enclosures :
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
4,000	$15.30	$61,200.00	
4,000	Total value of shares exercised =	$61,200.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⊙ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as

filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

☐ S0016173Z / KOH BOON HWEE

☐ S0040556F / GOH GEOK LING

If a director/
secretary
signed the
above, please
select
accordingly :

☐ S0114104Z / HENG LEE CHENG

☐ S0234644C / KWA CHONG SENG

☐ S0820599Z / ANG KONG HUA

☐ S1462421Z / PETER ONG BOON KWEE

☐ S2549567E / WONG NGIT LIONG

☐ S2622983I / JEANNIE HUI

☐ Z1557926 / NARAYANA MURTHY

If a person
other than a
director /
secretary
signed the
above, please
enter name(s)
and capacity
(ies) or
designation of
person(s) who
signed the
resolution or
the minutes
incorporating
the resolution
or the written
resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   4000

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

         paid : 15.30

     unpaid : 0

Save   Delete   Reset   Back



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

To Add Allottee [Add]

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1267617D	LAM KWONG KHIAM	Individual



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual
◯ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1267617D   [Retrieve Details]

Identification Type : *   NRIC

Name : *   LAM KWONG KHIAM

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                     ◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 545304 / [Retrieve Address]

Block/House No. : 21

Street Name : **PARK VILLAS TERRACE**

Unit : #   -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   4000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   04/12/2006   (dd/mm/yyyy)

Save | Reset | Back



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

	Ordinary	Preference	Others
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1,509,217,708	86084215	0
Amount of Issued Share Capital :	1,646,755,123.24	86084215	0
Amount of Paid-up Share Capital :	1,646,755,123.24	86084215	0





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No : 199901152M

Registered Name : DBS GROUP HOLDINGS LTD

Transaction Type : Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) : 10.00

Late Lodgement Fee CA (S$): 0.00

Composition Amount (S$) : 0.00

Service Charge (S$) : 0.00

GST (if any) : 0.00

Total Amount (S$) : 10.00

Payment Mode : ⦿ Deposit Account Service
○ Others (Credit Card, Cash Card, Internet Banking, etc)

Deposit Service Account No : 030429

Payment Date : 04/12/2006

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.





PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR00000002061846A

Transaction No.	Company Registration No.	Company Name
C060606154	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt



RECEIPT

Receipt No   : ACR00000002061846A

Date/Time : 04/12/2006 15:35

Transaction No : C060606154

Print

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

	Total (S$) :	10.00

Deposit Service Account No. : 030429

Balance Amount in Deposit Account : $ 1,699.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | **LOGOUT**

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 16,000 SHARES FULLY PAID ARISING FROM THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital		Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
					Shares	$		
Ordinary Shares	-	-	Before Exercise		1,509,217,708	1,646,755,123.24	Before Exercise	27,129,767
Preference Shares*	-	-	Add Exercise		16,000	283,200.00	Less Exercise	(16,000)
Preference Shares #	-	-	After Exercise		1,509,233,708	1,647,038,323.24	After Exercise	27,113,767

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature :

Designation : Vice President   Date :   4-Dec-06

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
16,000	$17.70	$283,200.00	
16,000	Total value of shares exercised =	$283,200.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company in   ⊙ Yes ╱
general meeting to issue
shares.   ○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors   ╱

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's   ╱

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be
changed by suffixing time-
stamp with the actual file
name as   (Click 'Browse' to select file for attachment)
filenameyyyyMMddmmsstt

[Browse...]

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

☐ HA9010000 / LEONG CHEE YING

☐ S0016173Z / KOH BOON HWEE

☐ S0040556F / GOH GEOK LING

If a director/
secretary
signed the
above, please
select
accordingly :

☐ S0114104Z / HENG LEE CHENG

☐ S0234644C / KWA CHONG SENG

☐ S0820599Z / ANG KONG HUA

☐ S1462421Z / PETER ONG BOON KWEE

☐ S2549567E / WONG NGIT LIONG

☐ S2622983I / JEANNIE HUI

☐ Z1557926 / NARAYANA MURTHY

If a person
other than a
director /
secretary
signed the
above, please
enter name(s)
and capacity
(ies) or
designation of
person(s) who
signed the
resolution or
the minutes
incorporating
the resolution
or the written
resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only If share is payable in cash

Class of Shares : Ordinary Preference Others

Number of shares : 16000

Amount paid and/or unpaid on each share
e.g.
eg. 999999.9999999999

paid : 17.70

unpaid : 0

[Save] [Delete] [Reset] [Back]

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
D449121(2)	SHING ANGELA OI-KWAN	Individual
S1599077E	CHAN SIEW HOON ESTHER	Individual
S2186612A	CHIA WEN LIN	Individual

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⊙ Allottee is an Individual
○ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1599077E   [Retrieve Details]

Identification Type : *   NRIC

Name : *   CHAN SIEW HOON ESTHER

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ⊙ Local
                    ○ Foreign

Local Address (* if Address Type is Local Address)

        Postal Code : 140169   [Retrieve Address]

    Block/House No. : 169

        Street Name : **STIRLING ROAD**

        Unit : # 16   - 1161

    Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

        Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   5000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   04/12/2006   (dd/mm/yyyy)

[Save] [Reset] [Back]

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual
○ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S2186612A ╱   [Retrieve Details]

Identification Type : *   NRIC ╱

Name : *   CHIA WEN LIN ╱

Nationality : *   SINGAPORE P.R. (300) ╱

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                    ○ Foreign

Local Address (* If Address Type is Local Address)

        Postal Code : 425573 ╱[Retrieve Address]

     Block/House No. : 142   ╱

        Street Name : **LORONG L TELOK KURAU**

              Unit : # 01   - 04   ╱

Building/Estate Name : **WEDGEWOOD MANSION**

Foreign Address (* if Address Type is Foreign Address)

            Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type : :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   5000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   04/12/2006   (dd/mm/yyyy)

Save   Reset   Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual
○ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : *   **Individual**

Identification No. : *   D449121(2)   [Retrieve Details]

Identification Type : *   PASSPORT/ OTHERS

Name : *   SHING ANGELA OI-KWAN

Nationality : *   AUSTRALIAN (701)

Mobile No :

Occupation :

Email Address :

Address Type : *   ○ Local
◉ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   [Retrieve Address]

Block/House No. :

Street Name :

Unit : #   -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :   DBS BANK (HONG KONG) LIMITED

12/F 139 QUEEN'S ROAD CENTRAL, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

12/4/2006

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :　　　6000

b) Class of shares allotted :　　　Ordinary

c) Currency :　　　SINGAPORE DOLLAR (099)

d) Date of allotment :　　　04/12/2006　　(dd/mm/yyyy)

Save | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

	Ordinary	Preference	Others
Class of Shares :			
Number of Shares :	1,509,233,708	86084215	0
Amount of Issued Share Capital :	1,647,038,323.24	86084215	0
Amount of Paid-up Share Capital :	1,647,038,323.24	86084215	0





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :   199901152M

Registered Name :   DBS GROUP HOLDINGS LTD

Transaction Type :   Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) :   10.00

Late Lodgement Fee CA (S$):   0.00

Composition Amount (S$) :   0.00

Service Charge (S$) :   0.00

GST (if any) :   0.00

Total Amount (S$) :   10.00

Payment Mode :   ⦿ Deposit Account Service
                       ◯ Others (Credit Card, Cash Card, Internet Banking, etc)

Deposit Service Account No :   030429

Payment Date :   04/12/2006

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

 

PAYMENT ACKNOWLEDGEMENT

12/4/2006

EP Ref No :

Receipt No. : ACR0000002061873A

Transaction No.	**Company Registration No.**	**Company Name**
C060606185	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002061873A   Date/Time : 04/12/2006 15:42

Transaction
No   : C060606185   [Print]

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,689.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME   **LOGOUT**

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 46,000 SHARES FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital		Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
					Shares	$		
Ordinary Shares	-	-	Before Exercise	1,509,233,708	1,647,038,323.24	Before Exercise	27,113,767
Preference Shares*	-	-	Add Exercise	46,000	677,580.00	Less Exercise	(46,000)
Preference Shares #	-	-	After Exercise	1,509,279,708	1,647,715,903.24	After Exercise	27,067,767

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Authorised Signature :

Name : Sherylene Wang

Designation : Vice President

Date : 4-Dec-06

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
46,000	$14.73	$677,580.00	
46,000	Total value of shares exercised =	$677,580.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company in   ⊙ Yes
general meeting to issue   ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be
changed by suffixing time-
stamp with the actual file
name as

Browse...

(Click 'Browse' to select file for attachment)

filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :

☐HA9016000 / LEUNG CHUN YING
☐S0016173Z / KOH BOON HWEE
☐S0040556F / GOH GEOK LING
☐S0114104Z / HENG LEE CHENG
☐S0234644C / KWA CHONG SENG
☐S0820599Z / ANG KONG HUA
☐S1462421Z / PETER ONG BOON KWEE
☐S2549567E / WONG NGIT LIONG
☐S2622983I / JEANNIE HUI
☐Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

<u>Resolution</u>	Share payable in cash	<u>For a consideration other than cash</u>	<u>Share Capital / Allottees' Particulars</u>	<u>Shareholders list after the allotment</u>	<u>Summary of Capital</u>

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   46000

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

Save   Delete   Reset   Back


Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

To Add Allottee [Add]

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1477871C	LAI CHOOI HAR AMY	Individual
S1555856C	WEE BEE LING CATHERINE	Individual
S1629567A	LIANG ENG HWA	Individual


LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

| <u>Resolution</u> | <u>Share payable in cash</u> | <u>For a consideartion other than cash</u> | Share Capital / Allottees' Particulars | <u>Shareholders list after the allotment</u> | <u>Summary of Capital</u> |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual
◯ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1555856C ╱   [Retrieve Details]

Identification Type : *   NRIC ╱

Name : *   WEE BEE LING CATHERINE ╱

Nationality : *   SINGAPOREAN (301) ╱

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
◯ Foreign

Local Address (* If Address Type is Local Address)

Postal Code : 759075 ╱ [Retrieve Address]

Block/House No. : 1 ╱

Street Name : **JALAN MATA AYER**

Unit : # 03 - 05 ╱

Building/Estate Name : **EUPHONY GARDENS**

Foreign Address (* If Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   5000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   04/12/2006   (dd/mm/yyyy)

Save | Reset | Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1477871C   /   [Retrieve Details]

Identification Type : *   NRIC   /

Name : *   LAI CHOOI HAR AMY

Nationality : *   SINGAPOREAN (301)   /

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                    ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 239228 / [Retrieve Address]

Block/House No. : 29 /

Street Name : **LEONIE HILL**

Unit : # 12   - 06   /

Building/Estate Name : **HORIZON TOWERS WEST**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   10000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   04/12/2006   (dd/mm/yyyy)

Save | Reset | Back

LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1629567A   [Retrieve Details]

Identification Type : * NRIC

Name : * LIANG ENG HWA

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                     ◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 679833 [Retrieve Address]

Block/House No. : 104

Street Name : **CASHEW CRESCENT**

Unit : #   -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   31,000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   04/12/2006   (dd/mm/yyyy)

Save   Reset   Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1509279708	86084215	0
Amount of Issued Share Capital :	1647715903.24	86084215	0
Amount of Paid-up Share Capital :	1647715903.24	86084215	0





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	04/12/2006

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.




PAYMENT ACKNOWLEDGEMENT

EP Ref No :
Receipt No. : ACR00000002061892A

Transaction No.	Company Registration No.	Company Name
C060606205	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002061892A

Date/Time : 04/12/2006 15:50

Transaction No : C060606205

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,679.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 12,600 SHARES FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	-	-	Before Exercise	1,509,279,708	1,647,715,903.24	Before Exercise	27,067,767
Preference Shares*	-	-	Add Exercise	12,600	131,040.00	Less Exercise	(12,600)
Preference Shares #	-	-	After Exercise	1,509,292,308	1,647,846,943.24	After Exercise	27,055,167

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Authorised Signature :

Name : Sherylene Wang

Designation : Vice President

Date : 4-Dec-06

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares. Exercised (2)	Remarks
12,600	$10.40	$131,040.00	
12,600	Total value of shares exercised =	$131,040.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⊙ Yes /
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors /

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's /

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

[Browse...]

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director / secretary signed the above, please select accordingly :

- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   12600

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 10.40

unpaid : 0

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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
D546880(A)	WONG KWONG NAM	Individual
S1477871C	AMY LAI CHOOI HAR	Individual
S1555856C	WEE BEE LING CATHERINE	Individual
S7100460J	LOH PEK WOON SANDY	Individual



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

**Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual
◯ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S7100460J   [Retrieve Details]

Identification Type : *   NRIC

Name : *   LOH PEK WOON SANDY

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                  ◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 423728 [Retrieve Address]

Block/House No. : 250

Street Name : **TEMBELING ROAD**

Unit : # 04 - 03

Building/Estate Name : **PUMPKIN CENTRE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   2,000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   04/12/2006 (dd/mm/yyyy)

Save   Reset   Back


Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1555856C [Retrieve Details]

Identification Type : * NRIC

Name : * WEE BEE LING CATHERINE

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local
                   ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 759075 [Retrieve Address]

Block/House No. : 1

Street Name : **JALAN MATA AYER**

Unit : # 03 - 05

Building/Estate Name : **EUPHONY GARDENS**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   2000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   04/12/2006   (dd/mm/yyyy)

Save | Reset | Back



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a considearion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual
◯ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   D546880(A)   [Retrieve Details]

Identification Type : *   PASSPORT/ OTHERS

Name : *   WONG KWONG NAM

Nationality : *   CHINESE (336)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◯ Local
                    ◉ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   [Retrieve Address]

Block/House No. :

Street Name :

Unit : #   -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : FLAT E, 15/F, BLOCK 32, CITY-ONE SHATIN

SHATIN, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

        Postal Code :

      Block/House No. :

       Street Name :

          Unit : # -

   Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

           Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   3000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   04/12/2006 (dd/mm/yyyy)

Save   Reset   Back



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1477871C   [Retrieve Details]

Identification Type : *   NRIC

Name : *   LAI CHOOI HAR AMY

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                    ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 239228   [Retrieve Address]

Block/House No. : 29

Street Name : **LEONIE HILL**

Unit : # 12 - 06

Building/Estate Name : **HORIZON TOWERS WEST**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   5600

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   04/12/2006   (dd/mm/yyyy)

Save | Reset | Back

FILE



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1509292308	86084215	0
Amount of Issued Share Capital :	1,647,846,943.24	86084215	0
Amount of Paid-up Share Capital :	1,647,846,943.24	86084215	0





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :   199901152M

Registered Name :   DBS GROUP HOLDINGS LTD

Transaction Type :   Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) :   10.00

Late Lodgement Fee CA (S$):   0.00

Composition Amount (S$) :   0.00

Service Charge (S$) :   0.00

GST (if any) :   0.00

Total Amount (S$) :   10.00

Payment Mode :   ⊙ Deposit Account Service
    ○ Others (Credit Card, Cash Card, Internet Banking, etc)

Deposit Service Account No :   030429

Payment Date :   04/12/2006

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR00000002061925A

Transaction No.	**Company Registration No.**	**Company Name**
C060606245	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002061925A

Transaction No   : C060606245

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

Date/Time : 04/12/2006 15:58

Print

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,669.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

| HOME | LOGOUT |

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 2,640 SHARES FULLY PAID ARISING FROM THE 2004 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital		Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares
				Shares	$	
Ordinary Shares	:-	-	Before Exercise	1,509,292,308	1,647,846,943.24	Before Exercise 27,055,167
Preference Shares*	-	-	Add Exercise	2,640	38,887.20	Less Exercise (2,640)
Preference Shares #	-	-	After Exercise	1,509,294,948	1,647,885,830.44	After Exercise 27,052,527

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature :

Designation : Vice President   Date : 4-Dec-06

Enclosures..
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
2,640	$14.73	$38,887.20	
2,640	Total value of shares exercised =	$38,887.20	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

| Submit |

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company in   ⦿ Yes
general meeting to issue   ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be
changed by suffixing time-
stamp with the actual file
name as
filenameyyyyMMddmmsstt

| Browse... |

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares : Ordinary Preference Others

Number of shares : 2640

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

Save   Delete   Reset   Back



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee [Add]

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
D546880(A)	WONG KWONG NAM	Individual
S1477871C	AMY LAI CHOOI HAR	Individual

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⊙ Allottee is an Individual
○ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1477871C   [Retrieve Details]

Identification Type : *   NRIC

Name : *   LAI CHOOI HAR AMY

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ⊙ Local
                              ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 239228   [Retrieve Address]

Block/House No. : 29

Street Name : **LEONIE HILL**

Unit : # 12   - 06

Building/Estate Name : **HORIZON TOWERS WEST**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   1140

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   04/12/2006   (dd/mm/yyyy)

Save   Reset   Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual
○ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   D546880(A)   [Retrieve Details]

Identification Type : *   PASSPORT/ OTHERS ,

Name : *   WONG KWONG NAM

Nationality : *   CHINESE (336)

Mobile No :

Occupation :

Email Address :

Address Type : *   ○ Local
                       ◉ Foreign

Local Address (* if Address Type is Local Address)

        Postal Code :   [Retrieve Address]

        Block/House No. :

        Street Name :

                Unit : #   -

        Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

        Address :   FLAT E, 15/F, BLOCK 32, CITY-ONE SHATIN

                    SHATIN, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

        Postal Code :

      Block/House No. :

       Street Name :

          Unit : # -

  Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

         Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   1500

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   04/12/2006   (dd/mm/yyyy)

                    Save   Reset   Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1,509,294,948	86084215	0
Amount of Issued Share Capital :	1647885830.44	86084215	0
Amount of Paid-up Share Capital :	1647885830.44	86084215	0



Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	04/12/2006

Submit   Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.





PAYMENT ACKNOWLEDGEMENT

EP Ref No :
Receipt No. : ACR0000002061943A

Transaction No.	**Company Registration No.**	**Company Name**
C060606282	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

    View Receipt

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002061943A

Date/Time : 04/12/2006 16:05

Transaction No : C060606282

[Print]

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,659.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 260 SHARES FULLY PAID ARISING FROM
THE 2005 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital		Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares
					Shares	$	
Ordinary Shares	-	-	Before Exercise	1,509,294,948	1,647,885,830.44	Before Exercise	27,052,527
Preference Shares*	-	-	Add Exercise	260	3,918.20	Less Exercise	(260)
Preference Shares #	-	-	After Exercise	1,509,295,208	1,647,889,748.64	After Exercise	27,052,267

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Authorised Signature :

Name : Sherylene Wang

Designation : Vice President

Date : 4-Dec-06

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
260	$15.07	$3,918.20	
260	Total value of shares exercised =	$3,918.20	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

| Submit |

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company in ⊙ Yes
general meeting to issue   ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be
changed by suffixing time-
stamp with the actual file
name as

filenameyyyyMMddmmsstt

| Browse... |

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :

☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   260 ╱

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid :   15.07   ╱

unpaid : 0   ╱

Save | Delete | Reset | Back



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration Name No.   **Shareholder Category**

S1477871C   AMY LAI CHOOI HAR   Individual

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1477871C   Retrieve Details

Identification Type : *   NRIC

Name : *   AMY LAI CHOOI HAR

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
○ Foreign

Local Address (* if Address Type is Local Address)

    Postal Code : 239228   Retrieve Address

    Block/House No. : 29

    Street Name : **LEONIE HILL**

    Unit : # 12   - 06

    Building/Estate Name : **HORIZON TOWERS WEST**

Foreign Address (* if Address Type is Foreign Address)

    Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   Search

Registration No. : *

Name :-

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   260

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   04/12/2006   (dd/mm/yyyy)

Save   Reset   Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1,509,295,208	86084215	0
Amount of Issued Share Capital :	1,647,889,748.64	86084215	0
Amount of Paid-up Share Capital :	1,647,889,748.64	86084215	0





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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :   199901152M

Registered Name :   DBS GROUP HOLDINGS LTD

Transaction Type :   Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) :   10.00

Late Lodgement Fee CA (S$):   0.00

Composition Amount (S$) :   0.00

Service Charge (S$) :   0.00

GST (if any) :   0.00

Total Amount (S$) :   10.00

Payment Mode :
◉ Deposit Account Service
○ Others (Credit Card, Cash Card, Internet Banking, etc)

Deposit Service Account No :   030429

Payment Date :   04/12/2006

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.




PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR00000002061960A

Transaction No.	Company Registration No.	Company Name
C060606297	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002061960A
Transaction No	: C060606297
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 04/12/2006 16:08

Print

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,649.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	LOGOUT



December 5, 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 4 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

06-18-103 (09/2004)
Co Reg No. 199901152M

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 2,000 SHARES FULLY PAID ARISING FROM
THE 1999 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital		Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,509,295,208	1,647,889,748.64	Before Exercise	27,052,267
Preference Shares*	-	-	Add Exercise	2,000	30,600.00	Less Exercise	(2,000)
Preference Shares #	-	-	After Exercise	1,509,297,208	1,647,920,348.64	After Exercise	27,050,267

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature : ....

Designation : Vice President   Date : 5-Dec-06

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
  Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
2,000	$15.30	$30,600.00	
2,000	Total value of shares exercised =	$30,600.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⦿ Yes ✓
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors ✓

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's ✓

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/
secretary
signed the
above, please
select
accordingly :

☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☑ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person
other than a
director /
secretary
signed the
above, please
enter name(s)
and capacity
(ies) or
designation of
person(s) who
signed the
resolution or
the minutes
incorporating
the resolution
or the written
resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to
the best of my knowledge.

Save   Reset

LOCAL COMPANY TRANSACTIONS

| HOME | LOGOUT |

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   2000

Amount paid and/or unpaid on each share
e.g.
eg. 999999.9999999999

paid : 15.30

unpaid : 0

Save   Delete   Reset   Back


Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee [Add]

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1538228G	LEONG SYN YEE	Individual

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⊙ Allottee is an Individual
○ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1538228G ／ [Retrieve Details]

Identification Type : * NRIC ／

Name : * LEONG SYN YEE ／

Nationality : * SINGAPOREAN (301) ／

Mobile No :

Occupation :

Email Address :

Address Type : * ⊙ Local ／
○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 489381 ／ [Retrieve Address]

Block/House No. : 19 ／

Street Name : **HARVEY CRESCENT** ／

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Name :

Address Type .:

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   2,000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   05/12/2006   (dd/mm/yyyy)

[Save] [Reset] [Back]

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1,509,297,208	86084215	0
Amount of Issued Share Capital :	1,647,920,348.64	86084215	0
Amount of Paid-up Share Capital :	1,647,920,348.64	86084215	0

 

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :   199901152M

Registered Name :   DBS GROUP HOLDINGS LTD

Transaction Type :   Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) :   10.00

Late Lodgement Fee CA (S$):   0.00

Composition Amount (S$) :   0.00

Service Charge (S$) :   0.00

GST (if any) :   0.00

Total Amount (S$) :   10.00

Payment Mode :   ◉ Deposit Account Service
                                     ○ Others (Credit Card, Cash Card, Internet Banking, etc)

Deposit Service Account No :   030429

Payment Date :   05/12/2006

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

  

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002064108A

Transaction No.	**Company Registration No.**	**Company Name**
C060608619	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002064108A	Date/Time : 05/12/2006 17:24
Transaction No	: C060608619	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share	10.00	1	10.00

COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :

199901152M / DBS GROUP HOLDINGS LTD

	Total (S$) :	10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,639.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	LOGOUT

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 51,000 SHARES FULLY PAID ARISING FROM
THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital		Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
					Shares	$		
Ordinary Shares	-	-	Before Exercise	1,509,297,208		1,647,920,348.64	Before Exercise	27,050,267
Preference Shares*	-	-	Add Exercise	51,000		902,700.00	Less Exercise	(51,000)
Preference Shares #	-	-	After Exercise	1,509,348,208		1,648,823,048.64	After Exercise	26,999,267

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature :

Designation : Vice President   Date : 5-Dec-06

Enclosures :
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
51,000	$17.70	$902,700.00	
51,000	Total value of shares exercised =	$902,700.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company in ◉ Yes
general meeting to issue ○ No
shares.

Resolution Made

You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as

filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☑ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a director/ secretary signed the above, please select accordingly :

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / 'Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   51,000

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 17.70

unpaid : 0

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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S0009799C	CHUA THIAM CHWEE ANDREW	Individual
S0271618F	CHONG KIE CHEONG	Individual
S1521969F	TAY KIM YAM	Individual
S1635093A	HENG KIM CHWEE	Individual
S1671662F	TAN CHYE HUAT MICHAEL	Individual
S2166473A	WONG SIEW LIEN	Individual

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Postal code is required.

Please indicate whether the allottee is an Individual : *

⦿ **Allottee is an Individual**

◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1671662F   ╱   [Retrieve Details]

Identification Type : *   NRIC   ╱

Name : *   TAN CHYE HUAT MICHAEL   ╱

Nationality : *   SINGAPOREAN (301)   ╱

Mobile No :

Occupation :

Email Address :

Address Type : *   ◯ Local
⦿ Foreign   ╱

Local Address (* If Address Type is Local Address)

Postal Code :   [Retrieve Address]

Block/House No. : 16

Street Name : **MAS KUNING TERRACE**

Unit : #   -

Building/Estate Name : **CLEMENTVALE, THE**

Foreign Address (* if Address Type is Foreign Address)

Address : 98 CORNWELL GARDENS, FLAT 1, ARUNDEL

HOUSE, LONDON SW748Q

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   2000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   05/12/2006   (dd/mm/yyyy)

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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual
○ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1635093A   /   [Retrieve Details]

Identification Type : *   NRIC   /

Name : *   HENG KIM CHWEE   /

Nationality : *   SINGAPOREAN (301)   /

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local   /
                    ○ Foreign

Local Address (* if Address Type is Local Address)

    Postal Code : 478927 / [Retrieve Address]

    Block/House No. : 3   /

    Street Name : **BEDOK RESERVOIR VIEW**

    Unit : # 13 - 04   /

Building/Estate Name : **AQUARIUS BY THE PARK**

Foreign Address (* if Address Type is Foreign Address)

    Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

https://www.psi.gov.sg/NASApp/tmf/TMFServlet   12/5/2006

Name :

Address Type :

Local Address (* if Address Type Is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   2000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   05/12/2006   (dd/mm/yyyy)

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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual

○ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S2166473A [Retrieve Details]

Identification Type : * NRIC

Name : * WONG SIEW LIEN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local   ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 597708 [Retrieve Address]

Block/House No. : 18

Street Name : **LORONG PISANG UDANG**

Unit : #   -

Building/Estate Name : **HOOVER PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   2000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   05/12/2006   (dd/mm/yyyy)

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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⊙ Allottee is an Individual
○ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1521969F [Retrieve Details]

Identification Type : * NRIC

Name : * TAY KIM YAM

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ⊙ Local
　　　　　　　　○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 456914 [Retrieve Address]

Block/House No. : 17

Street Name : **LAKME STREET**

Unit : # -

Building/Estate Name : **OPERA ESTATE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   5000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   05/12/2006   (dd/mm/yyyy)

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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**

◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S0271618F   [Retrieve Details]

Identification Type : *   · NRIC

Name : *   CHONG KIE CHEONG

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local   ◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 269980 [Retrieve Address]

Block/House No. : 36

Street Name : **ALLAMANDA GROVE**

Unit : #   -

Building/Estate Name : **ALLAMANDA GROVE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   20000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   05/12/2006   (dd/mm/yyyy)

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BIZFILE

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S0009799C   [Retrieve Details]

Identification Type : *   NRIC

Name : *   CHUA THIAM CHWEE ANDREW

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                         ○ Foreign

Local Address (* if Address Type is Local Address)

          Postal Code : 119370 [Retrieve Address]

          Block/House No. : 43

          Street Name : **JAMBOL PLACE**

          Unit : #   -

          Building/Estate Name : **CHELSEA VILLAGE**

Foreign Address (* if Address Type is Foreign Address)

          Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   20000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   05/12/2006   (dd/mm/yyyy)

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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1509348208	86084215	0
Amount of Issued Share Capital :	1648823048.64	86084215	0
Amount of Paid-up Share Capital :	1648823048.64	86084215	0




Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	05/12/2006

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PAYMENTS

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002064162A

Transaction No.	**Company Registration No.**	**Company Name**
C060608673	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]

GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002064162A

Transaction No   : C060608673

Agency   : RCB - RCB

Application   : .BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

Date/Time : 05/12/2006 17:36

| Print |

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,629.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

| **HOME** | **LOGOUT** |

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 11,000 SHARES FULLY PAID ARISING FROM
THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	-	-	Before Exercise	1,509,348,208	1,648,823,048.64	Before Exercise	26,999,267
Preference Shares*	-	-	Add Exercise	11,000	162,030.00	Less Exercise	(11,000)
Preference Shares #	-	-	After Exercise	1,509,359,208	1,648,985,078.64	After Exercise	26,988,267

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Authorised Signature :

Name : Sherylene Wang

Designation : Vice President

Date : 5-Dec-06

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
11,000	$14.73	$162,030.00	
11,000	Total value of shares exercised =	$162,030.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company in   ◉ Yes ✓
general meeting to issue   ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors ✓

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's ✓

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be
changed by suffixing time-
stamp with the actual file
name as
filename*yyyyMMddmmsstt*

[Browse...]

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

· ☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

	☐ HA9016000 / LEUNG CHUN YING
	☒ S0016173Z / KOH BOON HWEE
	☐ S0040556F / GOH GEOK LING
If a director/ secretary signed the above, please select accordingly :	☐ S0114104Z / HENG LEE CHENG
	☐ S0234644C / KWA CHONG SENG
	☐ S0820599Z / ANG KONG HUA
	☐ S1462421Z / PETER ONG BOON KWEE
	☐ S2549567E / WONG NGIT LIONG
	☐ S2622983I / JEANNIE HUI
	☐ Z1557926 / NARAYANA MURTHY

If a person
other than a
director /
secretary
signed the
above, please
enter name(s)
and capacity
(ies) or
designation of
person(s) who
signed the
resolution or
the minutes
incorporating
the resolution
or the written
resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   11000

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

Save   Delete   Reset   Back



Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution   Share payable in cash   For a consideration other than cash   Share Capital / Allottees' Particulars   Shareholders list after the allotment   Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No. **Name**   **Shareholder Category**

Identification No./Registration No.	Name	Shareholder Category
S1638513A	WONG TECK KHIM	Individual
S1815067J	LIM LOO TSE	Individual
S2555863D	HONG KEAH HUAT	Individual
S2560175J	TING TECK PEI	Individual

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S2555863D   ╱   [Retrieve Details]

Identification Type : *   NRIC   ╱

Name : *   HONG KEAH HUAT   ╱

Nationality : *   SINGAPOREAN (301)   ╱

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local   ╱
⠀⠀⠀⠀⠀⠀⠀⠀⠀○ Foreign

Local Address (* if Address Type is Local Address)

⠀⠀⠀⠀Postal Code :   546687   ╱[Retrieve Address]

⠀⠀⠀Block/House No. : 137 ╱

⠀⠀⠀⠀Street Name : **POH HUAT ROAD WEST**

⠀⠀⠀⠀⠀⠀⠀Unit : # 02   - 01   ╱

⠀Building/Estate Name : **NOVELLE PARK**

Foreign Address (* if Address Type is Foreign Address)

⠀⠀⠀⠀⠀⠀Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the
Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip
this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent
allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   1000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   05/12/2006   (dd/mm/yyyy)

Save | Reset | Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

| Submit |

Please fill in the following information. Fields marked * must be completed.

| **Resolution** | **Share payable in cash** | **For a consideartion other than cash** | **Share Capital / Allottees' Particulars** | **Shareholders list after the allotment** | **Summary of Capital** |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**

◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1638513A   ╱ | Retrieve Details |

Identification Type : *   NRIC   ╱

Name : *   WONG TECK KHIM   ╱

Nationality : *   SINGAPOREAN (301)   ╱

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local ╱
             ◯ Foreign

Local Address (* if Address Type is Local Address)

    Postal Code : 466402 ╱ | Retrieve Address |

    Block/House No. : 214   ╱

    Street Name : **UPPER EAST COAST ROAD**

    Unit : # 09   - 06   ╱

Building/Estate Name : **EASTERN LAGOON**

Foreign Address (* if Address Type is Foreign Address)

    Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch | Search |

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   2000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   05/12/2006   (dd/mm/yyyy)

Save | Reset | Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual

◯ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *　　S1815067J　　　[Retrieve Details]

Identification Type : *　　NRIC

Name : *　　LIM LOO TSE

Nationality : *　　SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *　　◉ Local
　　　　　　　　　　◯ Foreign

Local Address (* if Address Type is Local Address)

　　　　Postal Code :　786835　[Retrieve Address]

　　Block/House No. :　135

　　　Street Name : **LENTOR STREET**

　　　　　　Unit : #　　　-

　Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

　　　　　Address :

If Allottee is NOT an Individual :

Shareholder Category : *　Company / Foreign Branch　　[Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   3,000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   05/12/2006   (dd/mm/yyyy)

| Save | | Reset | | Back |

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ Allottee is an Individual
◯ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S2560175J   [Retrieve Details]

Identification Type : *   NRIC

Name : *   TING TECK PEI

Nationality : *   SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : *   ⦿ Local
                   ◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 560512   [Retrieve Address]

Block/House No. : 512

Street Name : **ANG MO KIO AVENUE 8**

Unit : # 10 - 2516

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   5000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   05/12/2006   (dd/mm/yyyy)

[Save] [Reset] [Back]

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1,509,359,208	86084215	0
Amount of Issued Share Capital :	1648985078.64	86084215	0
Amount of Paid-up Share Capital :	1648985078.64	86084215	0



Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :   199901152M

Registered Name :   DBS GROUP HOLDINGS LTD

Transaction Type :   Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) :   10.00

Late Lodgement Fee CA (S$):   0.00

Composition Amount (S$) :   0.00

Service Charge (S$) :   0.00

GST (if any) :   0.00

Total Amount (S$) :   10.00

Payment Mode :   ◉ Deposit Account Service
                                           ◯ Others (Credit Card, Cash Card, Internet Banking, etc)

Deposit Service Account No :   030429

Payment Date :   05/12/2006

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR00000002064185A

Transaction No.	**Company Registration No.**	**Company Name**
C060608700	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002064185A

Transaction No   : C060608700

Agency   :·RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

Date/Time : 05/12/2006 17:44

Print

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,619.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

| HOME | LOGOUT |

APPLICATION FOR LISTING AND QUOTATION OF 16,100 SHARES FULLY PAID ARISING FROM
THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
    (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,509,359,208	1,648,985,078.64	Before Exercise	26,988,267
Preference Shares*	-	-	Add Exercise	16,100	167,440.00	Less Exercise	(16,100)
Preference Shares #	-	-	After Exercise	1,509,375,308	1,649,152,518.64	After Exercise	26,972,167

3. Outstanding Warrants/TSRs : N.A.
    Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature :

Designation : Vice President   Date : 5-Dec-06

Enclosures
*   A copy of the Return of Allotment filed with the ACRA
*   Confirmation of despatch of share certificates
*   Details of options granted and exercised in the Scheme
*   Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
16,100	$10.40	$167,440.00	
16,100	Total value of shares exercised =	$167,440.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company in ⦿ Yes
general meeting to issue ◯ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/
secretary
signed the
above, please
select
accordingly :

☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person
other than a
director /
secretary
signed the
above, please
enter name(s)
and capacity
(ies) or
designation of
person(s) who
signed the
resolution or
the minutes
incorporating
the resolution
or the written
resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares : Ordinary Preference Others

Number of shares : 16100 ╱

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 10.40 ╱

unpaid : 0 ╱

Save Delete Reset Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S0009799C	CHUA THIAM CHWEE ANDREW	Individual

Return of Allotment of Shares

Submit.

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual

◯ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S0009799C   [Retrieve Details]

Identification Type : *   NRIC

Name : *   CHUA THIAM CHWEE ANDREW

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local   ◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 119370 [Retrieve Address]

Block/House No. : 43

Street Name : **JAMBOL PLACE**

Unit : #   -

Building/Estate Name : **CHELSEA VILLAGE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   16,100

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   05/12/2006   (dd/mm/yyyy)

[Save] [Reset] [Back]

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

	Ordinary	Preference	Others
Class of Shares :			
Number of Shares :	**1509375308**	**86084215**	**0**
Amount of Issued Share Capital :	**1649152518.64**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1649152518.64**	**86084215**	**0**





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	05/12/2006

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002064198A

Transaction No.	**Company Registration No.**	**Company Name**
C060608713	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002064198A

Date/Time : 05/12/2006 17:48

Transaction No : C060608713

Print

Agency   : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429

Balance Amount in Deposit Account : $ 1,609.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	LOGOUT



December 6, 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 6 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

06-18-403 (09/2004)
Co Reg No 199901152M

APPLICATION FOR LISTING AND QUOTATION OF 40,125 SHARES FULLY PAID ARISING FROM
THE 1999 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital		Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,509,375,308	1,649,152,518.64	Before Exercise	26,972,167
Preference Shares*	-	-	Add Exercise	40,125	613,912.50	Less Exercise	(40,125)
Preference Shares #	-	-	After Exercise	1,509,415,433	1,649,766,431.14	After Exercise	26,932,042

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Authorised Signature :

Name : Sherylene Wang

Designation : Vice President   Date : 6-Dec-06

Enclosures

* A copy of the Return of Allotment filed with the ACRA
* Confirmation of despatch of share certificates
* Details of options granted and exercised in the Scheme
* Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
40,125	$15.30	$613,912.50	
40,125	Total value of shares exercised =	$613,912.50	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as

filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/
secretary
signed the
above, please
select
accordingly :

☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person
other than a
director /
secretary
signed the
above, please
enter name(s)
and capacity
(ies) or
designation of
person(s) who
signed the
resolution or
the minutes
incorporating
the resolution
or the written
resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

[Save] [Reset]



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares : Ordinary   Preference   Others

Number of shares : 40,125

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 15.30

unpaid : 0

Save   Delete   Reset   Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

To Add Allottee [Add]

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S0008262G	CHUA BEE CHOO	Individual
S1106362D	KHOO EE BOON	Individual
S1112174H	YEO POH CHIN,SUZANA	Individual
S2201565F	MOHAMED NAWAZ JIFFRY VILCASSIM	Individual

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | **Share payable in cash** | **For a consideartion other than cash** | **Share Capital / Allottees' Particulars** | **Shareholders list after the allotment** | **Summary of Capital**

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual
○ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1106362D / [Retrieve Details]

Identification Type : * NRIC /

Name : * KHOO EE BOON /

Nationality : * SINGAPOREAN (301) /

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local / ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 289417 / [Retrieve Address]

Block/House No. : 25 /

Street Name : **GREENMEAD AVENUE**

Unit : # -

Building/Estate Name : **HILLCREST PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Name :

Address Type :

Local·Address (* if Address Type is Local Address)

Postal Code :

Block/House·No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group..Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   6,425 ╱

b) Class of shares allotted :   Ordinary   ╱

c) Currency :   SINGAPORE DOLLAR (099)   ╱

d) Date of allotment :   06/12/2006   (dd/mm/yyyy) ╱

Save | Reset | .Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual

◯ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S0008262G   [Retrieve Details]

Identification Type : *   NRIC

Name : *   CHUA BEE CHOO

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 369496 [Retrieve Address]

Block/House No. : 117

Street Name : **JALAN ANGGEREK**

Unit : #   -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   8325

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   06/12/2006   (dd/mm/yyyy)

Save   Reset   Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual
○ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S2201565F   [Retrieve Details]

Identification Type : * NRIC

Name : * MOHAMED NAWAZ JIFFRY VILCASSIM

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 128047 [Retrieve Address]

Block/House No. : 25

Street Name : **WEST COAST CRESCENT**

Unit : # 18 - 13

Building/Estate Name : **BLUE HORIZON**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   10000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   06/12/2006   (dd/mm/yyyy)

Save Reset Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ Allottee is an Individual
◯ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1112174H   [Retrieve Details]

Identification Type : *   NRIC

Name : *   YEO POH CHIN,SUZANA

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ⦿ Local
⠀⠀⠀⠀⠀⠀⠀⠀⠀⠀⠀◯ Foreign

Local Address (* if Address Type is Local Address)

⠀⠀⠀⠀⠀⠀Postal Code : 787754 / [Retrieve Address]

⠀⠀⠀Block/House No. : 165

⠀⠀⠀⠀⠀Street Name : **TAGORE AVENUE**

⠀⠀⠀⠀⠀⠀⠀⠀⠀Unit : #   -

⠀Building/Estate Name : **GREEN MEADOWS**

Foreign Address (* if Address Type is Foreign Address)

⠀⠀⠀⠀⠀⠀⠀⠀Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   15375

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   06/12/2006   (dd/mm/yyyy)

Save | Reset | Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment
Share Capital (1)

Currency :　　**SINGAPORE DOLLAR (099)**

	Ordinary	Preference	Others
Class of Shares :			
Number of Shares :	1509415433	86084215	0
Amount of Issued Share Capital :	1649766431.14	86084215	0
Amount of Paid-up Share Capital :	1649766431.14	86084215	0





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	06/12/2006

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002065477A

Transaction No.	Company Registration No.	Company Name
C060610143	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]


RECEIPT

Receipt No   : ACR0000002065477A

Transaction No   : C060610143

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

Date/Time : 06/12/2006 15:14

Print

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share	10.00	1	10.00

COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :

199901152M / DBS GROUP HOLDINGS LTD

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,599.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	LOGOUT

APPLICATION FOR LISTING AND QUOTATION OF 1,000 SHARES FULLY PAID ARISING FROM THE 2000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
				Shares	$	
Ordinary Shares	-	-	Before Exercise	1,509,415,433	1,649,766,431.14	Before Exercise 26,932,042
Preference Shares*	-	-	Add Exercise	1,000	20,870.00	Less Exercise (1,000)
Preference Shares #	-	-	After Exercise	1,509,416,433	1,649,787,301.14	After Exercise 26,931,042

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature :

Designation : Vice President   Date : 6-Dec-06

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
1,000	$20.87	$20,870.00	
1,000	Total value of shares exercised =	$20,870.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company in   ⊙ Yes
general meeting to issue   ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

[Browse...]

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐HA9010600 / LEONG CHUN YING
	☐S0016173Z / KOH BOON HWEE
	☐S0040556F / GOH GEOK LING
	☐S0114104Z / HENG LEE CHENG
	☐S0234644C / KWA CHONG SENG
	☐S0820599Z / ANG KONG HUA
	☐S1462421Z / PETER ONG BOON KWEE
	☐S2549567E / WONG NGIT LIONG
	☐S2622983I / JEANNIE HUI
	☐Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

| Submit |

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   1000 ⁄

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

            paid : 20.87 ⁄

        unpaid : 0 ⁄

| Save | Delete | Reset | Back |



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S0113851J	WEE CHEOW KIM JULIANA	Individual

12/6/2006

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual
◯ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *　　S0113851J　　[Retrieve Details]

Identification Type : *　　NRIC

Name : *　　WEE CHEOW KIM JULIANA

Nationality : *　　SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *　　◉ Local
　　　　　　　　　　◯ Foreign

Local Address (* if Address Type is Local Address)

　　　　Postal Code : 658810　[Retrieve Address]

　　　Block/House No. : 7

　　　　Street Name : **BURGUNDY DRIVE**

　　　　　　　　Unit : #　　　　-

　Building/Estate Name : **BURGUNDY HILL**

Foreign Address (* if Address Type is Foreign Address)

　　　　　　　Address :

If Allottee is NOT an Individual :

Shareholder Category : *　Company / Foreign Branch　　[Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   1,000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   06/12/2006   (dd/mm/yyyy)

Save   Reset   Back


Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1509416433	86084215	0
Amount of Issued Share Capital :	1649787301.14	86084215	0
Amount of Paid-up Share Capital :	1649787301.14	86084215	0





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⊙ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	06/12/2006

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.





12/6/2006

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002065494A

Transaction No.	**Company Registration No.**	**Company Name**
C060610157	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002065494A	Date/Time : 06/12/2006 15:18
Transaction No	: C060610157	[Print]
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
199901152M / DBS GROUP HOLDINGS LTD			

	Total (S$) :	10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,589.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	LOGOUT

APPLICATION FOR LISTING AND QUOTATION OF 30,000 SHARES FULLY PAID ARISING FROM
THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital		Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,509,416,433	1,649,787,301.14	Before Exercise	26,931,042
Preference Shares*	-	-	Add Exercise	30,000	531,000.00	Less Exercise	(30,000)
Preference Shares #	-	-	After Exercise	1,509,446,433	1,650,318,301.14	After Exercise	26,901,042

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Designation : Vice President

Authorised Signature :

Date : 6-Dec-06

Enclosures
* A copy of the Return of Allotment filed with the ACRA
* Confirmation of despatch of share certificates
* Details of options granted and exercised in the Scheme
* Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
30,000	$17.70	$531,000.00	
30,000	Total value of shares exercised =	$531,000.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act ·

The directors have obtained the approval of the company in general meeting to issue shares.

⊙ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING
	☐ S0016173Z / KOH BOON HWEE
	☐ S0040556F / GOH GEOK LING
	☐ S0114104Z / HENG LEE CHENG
	☐ S0234644C / KWA CHONG SENG
	☐ S0820599Z / ANG KONG HUA
	☐ S1462421Z / PETER ONG BOON KWEE
	☐ S2549567E / WONG NGIT LIONG
	☐ S2622983I / JEANNIE HUI
	☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   30000

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid :   17.70

unpaid :   0

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S0113851J	WEE CHEOW KIM JULIANA	Individual
S0239112J	LEE KHENG LEONG	Individual
S0954489E	Tan Chiew Song	Individual
S1359154G	NG SER TONG	Individual
S1378448E	OW SOH LENG	Individual
S1646361B	ANITHAL KOMANTHAKKAL	Individual
S1807859G	FOO BOON PING	Individual
S6922198Z	NG SIOK LING	Individual



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**

○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S0239112J   ╱   [Retrieve Details]

Identification Type : *   NRIC ╱

Name : *   LEE KHENG LEONG   ╱

Nationality : *   SINGAPOREAN (301) ╱

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local ╱
                             ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 649820 ╱ [Retrieve Address]

Block/House No. : 82 ╱

Street Name : **CORPORATION ROAD**

Unit : # 05   - 06   ╱

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 1000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 06/12/2006 (dd/mm/yyyy)

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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual

◯ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S6922198Z ╱   [Retrieve Details]

Identification Type : *   NRIC ╱

Name : *   NG SIOK LING ╱

Nationality : *   SINGAPOREAN (301) ╱

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local ╱
                         ◯ Foreign

Local Address (* if Address Type is Local Address)

        Postal Code : 288455 ╱ [Retrieve Address]

    Block/House No. : 65 ╱

      Street Name : **SHELFORD ROAD**

             Unit : # 03   - 05 ╱

Building/Estate Name : **SHELFORD REGENCY**

Foreign Address (* if Address Type is Foreign Address)

          Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   2000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   06/12/2006   (dd/mm/yyyy)

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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1378448E   [Retrieve Details]

Identification Type : *   NRIC

Name : *   OW SOH LENG

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                     ○ Foreign

Local Address (* if Address Type is Local Address)

        Postal Code : 310001   [Retrieve Address]

    Block/House No. : 1

        Street Name : **LORONG 7 TOA PAYOH**

            Unit : # 04   - 51

    Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

            Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   2000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   06/12/2006   (dd/mm/yyyy)

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Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual
○ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1807859G   [Retrieve Details]

Identification Type : *   NRIC

Name : *   FOO BOON PING

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                    ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 510505 [Retrieve Address]

Block/House No. : 505

Street Name : **PASIR RIS STREET 52**

Unit : # 05 - 199

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   2000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   06/12/2006   (dd/mm/yyyy)

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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**

○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1359154G   Retrieve Details

Identification Type : *   NRIC

Name : *   NG SER TONG

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                    ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 538686   Retrieve Address

Block/House No. : 8

Street Name : **HOUGANG STREET 92**

Unit : # 12   -03

Building/Estate Name : **REGENTVILLE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   Search

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House·No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   3000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   06/12/2006   (dd/mm/yyyy)

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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *　　S1646361B　　[Retrieve Details]

Identification Type : *　　NRIC

Name : *　　KOMANTHAKKAL ANITHA DHARMAPALAN

Nationality : *　　SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *　　◉ Local
　　　　　　　　　　◯ Foreign

Local Address (* if Address Type is Local Address)

　　　Postal Code : 309494　　[Retrieve Address]

　　Block/House No. : 8

　　Street Name : **CHANCERY LANE**

　　　　　　Unit : # 03　- 04

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

　　　　　Address :

If Allottee is NOT an Individual :

Shareholder Category : *　Company / Foreign Branch　　[Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   5000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   06/12/2006   (dd/mm/yyyy)

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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual
◯ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S0954489E   Retrieve Details

Identification Type : *   NRIC

Name : *   Tan Chiew Song

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                          ◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 678901   Retrieve Address

Block/House No. : 68

Street Name : **HAZEL PARK TERRACE**

Unit : #

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch   Search

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   5000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   06/12/2006   (dd/mm/yyyy)

Save Reset Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual
○ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S0113851J [Retrieve Details]

Identification Type : * NRIC

Name : * WEE CHEOW KIM JULIANA

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local
○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 658810 [Retrieve Address]

Block/House No. : 7

Street Name : **BURGUNDY DRIVE**

Unit : #   -

Building/Estate Name : **BURGUNDY HILL**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   10,000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   06/12/2006   (dd/mm/yyyy)

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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1509446433	86084215	0
Amount of Issued Share Capital :	1650318301.14	86084215	0
Amount of Paid-up Share Capital :	1650318301.14	86084215	0



Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⊙ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	06/12/2006

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Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR00000002065581A

Transaction No.	**Company Registration No.**	**Company Name**
C060610264	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]



RECEIPT

Receipt No   : ACR0000002065581A

Date/Time : 06/12/2006 15:38

Print

Transaction No : C060610264

Agency   : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,579.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

| **HOME** | **LOGOUT** |

APPLICATION FOR LISTING AND QUOTATION OF 23,700 SHARES FULLY PAID ARISING FROM
THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed
   shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	-	-	Before Exercise	1,509,446,433	1,650,318,301.14	Before Exercise	26,901,042
Preference Shares*	-	-	Add Exercise	23,700	349,101.00	Less Exercise	(23,700)
Preference Shares #	-	-	After Exercise	1,509,470,133	1,650,667,402.14	After Exercise	26,877,342

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the
   Extraordinary General Meeting held on 18 September 1999.

   Authorised Signature : [signature]

   Name : Sherylene Wang

   Designation : Vice President   Date : 6-Dec-06

   Enclosures

   - A copy of the Return of Allotment filed with the ACRA
   - Confirmation of despatch of share certificates
   - Details of options granted and exercised in the Scheme
   - Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

   *Non-Voting Convertible Preference Shares
   # Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
23,700	$14.73	$349,101.00	
23,700	Total value of shares exercised =	$349,101.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



ᒪᓍᘓᗩᒪᘓᓍᘻᕈᗩᘉᎽ ᖶᖇᗩᘉᔕᗩᏟᖶᓮᓍᘉᔕ

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
◯ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING
	☐ S0016173Z / KOH BOON HWEE
	☐ S0040556F / GOH GEOK LING
	☐ S0114104Z / HENG LEE CHENG
	☐ S0234644C / KWA CHONG SENG
	☐ S0820599Z / ANG KONG HUA
	☐ S1462421Z / PETER ONG BOON KWEE
	☐ S2549567E / WONG NGIT LIONG
	☐ S2622983I / JEANNIE HUI
	☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares : Ordinary   Preference   Others

Number of shares : 23700

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee [Add]

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S0108940D	YEO SOON HOCK	Individual
S1520547D	CHIANG SAU LIN FLORA	Individual
S2703957Z	DAVID JOHN WALKER-SMITH	Individual



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual
○ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1520547D   ╱   [Retrieve Details]

Identification Type : * NRIC   ╱

Name : * CHIANG SAU LIN FLORA   ╱

Nationality : * SINGAPOREAN (301)   ╱

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local   ╱
                 ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 259725 ╱ [Retrieve Address]

Block/House No. : 361   ╱

Street Name : **BUKIT TIMAH ROAD**

Unit : # 08   - 361   ╱

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   2000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   06/12/2006   (dd/mm/yyyy)

Save | Reset | Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual
◯ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S0108940D ╱ [Retrieve Details]

Identification Type : * NRIC

Name : * YEO SOON HOCK ╱

Nationality : * SINGAPOREAN (301) ╱

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ╱
⠀⠀⠀⠀⠀⠀⠀⠀⠀⠀⠀◯ Foreign

Local Address (* if Address Type is Local Address)

⠀⠀⠀Postal Code : 648845 ╱ [Retrieve Address]

⠀⠀⠀Block/House No. : 27 ╱

⠀⠀⠀Street Name : **WESTWOOD DRIVE**

⠀⠀⠀Unit : #⠀⠀⠀⠀-

⠀Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

⠀⠀⠀Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch⠀⠀⠀[Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   10000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   06/12/2006   (dd/mm/yyyy)

Save   Reset   Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

| Submit |

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Postal Code is required.

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**

◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S2703957Z | Retrieve Details |

Identification Type : *   NRIC

Name : *   DAVID JOHN WALKER-SMITH

Nationality : *   BRITISH, UNITED KINGDOM (110)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◯ Local
◉ Foreign

Local Address (* if Address Type is Local Address)

      Postal Code : | Retrieve Address |

   Block/House No. : 47

   Street Name : **FORD AVENUE**

         Unit : #   -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

      Address : THE LARCHES, 22 CLAREMONT ROAD, CLAYGATE

         SURREY, ENGLAND

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch | Search |

Registration No. : *   [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   11,700

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   06/12/2006   (dd/mm/yyyy)

[Save] [Reset] [Back]



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1509470133	86084215	0
Amount of Issued Share Capital :	1650667402.14	86084215	0
Amount of Paid-up Share Capital :	1650667402.14	86084215	0




Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :   199901152M

Registered Name :   DBS GROUP HOLDINGS LTD

Transaction Type :   Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) :   10.00

Late Lodgement Fee CA (S$):   0.00

Composition Amount (S$) :   0.00

Service Charge (S$) :   0.00

GST (if any) :   0.00

Total Amount (S$) :   10.00

Payment Mode :   ⦿ Deposit Account Service
                                ○ Others (Credit Card, Cash Card, Internet Banking, etc)

Deposit Service Account No :   030429

Payment Date :   06/12/2006

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.





PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR00000002065623A

Transaction No.	Company Registration No.	Company Name
C060610313	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

| View Receipt |



RECEIPT

Receipt No   : ACR0000002065623A

Date/Time : 06/12/2006 15:48

Transaction No   : C060610313

Print

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,569.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 1,500 SHARES FULLY PAID ARISING FROM
THE 2004 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital		Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,509,470,133	1,650,667,402.14	Before Exercise	26,877,342
Preference Shares*	-	-	Add Exercise	1,500	22,095.00	Less Exercise	(1,500)
Preference Shares #	-	-	After Exercise	1,509,471,633	1,650,689,497.14	After Exercise	26,875,842

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Authorised Signature :

Name : Sherylene Wang

Designation : Vice President   Date : 6-Dec-06

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
1,500	$14.73	$22,095.00	
1,500	Total value of shares exercised =	$22,095.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act ·

The directors have obtained
the approval of the company in ⦿ Yes
general meeting to issue ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : ·   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be
changed by suffixing time-
stamp with the actual file
name as

[Browse...]

(Click 'Browse' to select file for attachment)

filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

	☐ HA9016000 / LEUNG CHUN YING
	☐ S0016173Z / KOH BOON HWEE
	☐ S0040556F / GOH GEOK LING
If a director/ secretary signed the above, please select accordingly :	☐ S0114104Z / HENG LEE CHENG
	☐ S0234644C / KWA CHONG SENG
	☐ S0820599Z / ANG KONG HUA
	☐ S1462421Z / PETER ONG BOON KWEE
	☐ S2549567E / WONG NGIT LIONG
	☐ S2622983I / JEANNIE HUI
	☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset





Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   1500 /

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

            paid : 14.73 /

        unpaid : 0   /

[Save] [Delete] [Reset] [Back]



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee | Add |

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S2703957Z	DAVID JOHN WALKER-SMITH	Individual



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual
◯ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S2703957Z   [Retrieve Details]

Identification Type : *   NRIC

Name : *   DAVID JOHN WALKER-SMITH

Nationality : *   BRITISH, UNITED KINGDOM (110)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◯ Local
◉ Foreign

Local Address (* if Address Type is Local Address)

    Postal Code :   [Retrieve Address]

    Block/House No. :   47

    Street Name : **FORD AVENUE**

    Unit : #   -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

    Address :   THE LARCHES, 22 CLAREMONT ROAD, CLAYGATE

            SURREY, ENGLAND

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   1500

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   06/12/2006   (dd/mm/yyyy)

[Save] [Reset] [Back]



HOME	LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

	Ordinary	Preference	Others
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1509471633**	**86084215**	**0**
Amount of Issued Share Capital :	**1650689497.14**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1650689497.14**	**86084215**	**0**



Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	06/12/2006

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002065645A

Transaction No.	**Company Registration No.**	**Company Name**
C060610339	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR00000002065645A

Date/Time : 06/12/2006 15:53

Transaction
No   : C060610339

Print

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,559.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

| HOME | LOGOUT |

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 630 SHARES FULLY PAID ARISING FROM THE 2005 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	-	-	Before Exercise	1,509,471,633	1,650,689,497.14	Before Exercise	26,875,842
Preference Shares*	-	-	Add Exercise	630	9,494.10	Less Exercise	(630)
Preference Shares #	-	-	After Exercise	1,509,472,263	1,650,698,991.24	After Exercise	26,875,212

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature :

Designation : Vice President   Date : 6-Dec-06

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
630	$15.07	$9,494.10	
630	Total value of shares exercised =	$9,494.10	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company in ⊙ Yes
general meeting to issue   ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
*Uploaded file name will be
changed by suffixing time-
stamp with the actual file
name as*   (Click 'Browse' to select file for attachment)
filenameyyyyMMddmmsstt

Browse...

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :

- ☒ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   630

Amount paid and/or unpaid on each share
e.g.
eg. 999999.9999999999

paid : 15.07

unpaid : 0

Save   Delete   Reset   Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration Name No.		Shareholder Category
S1507156G	FOO KOK ANG, WILLIAM	Individual



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1507156G   [Retrieve Details]

Identification Type : * NRIC

Name : * FOO KOK ANG, WILLIAM

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local
◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 520945 [Retrieve Address]

Block/House No. : 945

Street Name : **TAMPINES AVENUE 4**

Unit : # 07   - 324

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 630

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 06/12/2006 (dd/mm/yyyy)

Save | Reset | Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1509472263	86084215	0
Amount of Issued Share Capital :	1650698991.24	86084215	0
Amount of Paid-up Share Capital :	1650698991.24	86084215	0





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	06/12/2006

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.





PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR00000002065662A

Transaction No.	Company Registration No.	Company Name
C060610359	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. : M9-0008879-T

RECEIPT

Receipt No : ACR0000002065662A

Date/Time : 06/12/2006 15:57

Transaction No : C060610359

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,549.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	LOGOUT



December 7, 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 5 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd   Tel: 65.6878 5820
Legal & Secretariat   Fax: 65.6222 1035
6 Shenton Way #39-02 DBS Building Tower One   www.dbs.com
Singapore 068809

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 2,000 SHARES FULLY PAID ARISING FROM THE 2000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital		Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares
					Shares	$	
Ordinary Shares	-	-	Before Exercise	1,509,472,263	1,650,698,991.24	Before Exercise	26,875,212
Preference Shares*	-	-	Add Exercise	2,000	41,740.00	Less Exercise	(2,000)
Preference Shares #	-	-	After Exercise	1,509,474,263	1,650,740,731.24	After Exercise	26,873,212

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature :

Designation : Vice President

Date : 7-Dec-06

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
2,000	$20.87	$41,740.00	
2,000	Total value of shares exercised =	$41,740.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act

The directors have obtained
the approval of the company in   ⊙ Yes /
general meeting to issue   ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors /

Place of Meeting : *

          * State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's /

Description : *
(max 2000 characters)

Attachment : ·
(copy of resolution)

Note :
Uploaded file name wll be
changed by suffixing time-
stamp with the actual file
name as

filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :

☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

[Save] [Reset]



HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   2000

Amount paid and/or
unpaid on each share
e.g.
eg: 999999.9999999999

paid : 20.87

unpaid : 0

Save | Delete | Reset | Back

ILLEGIBLE COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee | Add |

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S0056620I	LIM SIEW HUI	Individual
S0176672D	LIM KAH CHOO JANET	Individual

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other_than_cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ Allottee is an Individual

◯ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder-Category : * **Individual**

Identification No. : *   S0176672D   ⟋   [Retrieve Details]

Identification Type : *   NRIC   ⟋

Name : *   LIM KAH CHOO JANET   ⟋

Nationality : *   SINGAPOREAN (301)   ⟋

Mobile No :

Occupation :

Email Address :

Address Type : *   ⦿ Local ⟋
                    ◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 456644 ⟋ [Retrieve Address]

Block/House No. : 23A ⟋

Street Name : **NALLUR ROAD** ⟋

Unit : # 02 - 02 ⟋

Building/Estate Name : **HUA XIN COURT** ⟋

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   1,000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   07/12/2006   (dd/mm/yyyy)

| Save | Reset | Back |


LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S0056620l [Retrieve Details]

Identification Type : * NRIC

Name : * LIM SIEW HUI

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local
 ◯ Foreign

Local Address (* if Address Type is Local Address)

 Postal Code : 555721 [Retrieve Address]

 Block/House No. : 21

 Street Name : **SUMMER PLACE**

 Unit : # -

 Building/Estate Name : **SUMMER PLACE**

Foreign Address (* if Address Type is Foreign Address)

 Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   1000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   07/12/2006   (dd/mm/yyyy)

[Save] [Reset] [Back]

LOCAL COMPANY TRANSACTION

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1509474263	86084215	0
Amount of Issued Share Capital :	1650740731.24	86084215	0
Amount of Paid-up Share Capital :	1650740731.24	86084215	0

 
Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :   199901152M

Registered Name :   DBS GROUP HOLDINGS LTD

Transaction Type :   Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) :   10.00

Late Lodgement Fee CA (S$):   0.00

Composition Amount (S$) :   0.00

Service Charge (S$) :   0.00

GST (if any) :   0.00

Total Amount (S$) :   10.00

Payment Mode :   ◉ Deposit Account Service
                                ○ Others (Credit Card, Cash Card, Internet Banking, etc)

Deposit Service Account No :   030429

Payment Date :   07/12/2006

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002066687A

Transaction No.	Company Registration No.	Company Name
C060611554	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002066687A   Date/Time : 07/12/2006 11:28

Transaction No : C060611554   Print

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,534.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

| **HOME** | **LOGOUT** |

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 47,000 SHARES FULLY PAID ARISING FROM
THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	-	-	Before Exercise	1,509,474,263	1,650,740,731.24	Before Exercise	26,873,212
Preference Shares*	-	-	Add Exercise	47,000	831,900.00	Less Exercise	(47,000)
Preference Shares #	-	-	After Exercise	1,509,521,263	1,651,572,631.24	After Exercise	26,826,212

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Designation : Vice President

Authorised Signature :

Date : 7-Dec-06

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
47,000	$17.70	$831,900.00	
47,000	Total value of shares exercised =	$831,900.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTION

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other_than_cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act ·

The directors have obtained the approval of the company in general meeting to issue shares.   ⊙ Yes   ○ No

Resolution Made

· You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : ·   Directors

Place of Meeting : ·

* State "Passed by written means" if resolution obtained as such

Date of Meeting: ·   (dd/mm/yyyy)

Resolution Type : ·   Director's

Description : ·
(max 2000 characters)

Attachment : ·
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

	☐ HA9016000 / LEUNG CHUN YING
	☐ S0016173Z / KOH BOON HWEE
If a director/ secretary signed the above, please select accordingly :	☐ S0040556F / GOH GEOK LING
	☐ S0114104Z / HENG LEE CHENG
	☐ S0234644C / KWA CHONG SENG
	☐ S0820599Z / ANG KONG HUA
	☐ S1462421Z / PETER ONG BOON KWEE
	☐ S2549567E / WONG NGIT LIONG
	☐ S2622983I / JEANNIE HUI
	☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

[Save] [Reset]

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than_cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   47000

Amount paid and/or unpaid on each share e.g.
eg: 999999.9999999999

paid :   17.70

unpaid :   0

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Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee [Add]

List of Allottees and their particulars

Identification No./Registration No.	Registration Name	Shareholder Category
D023513(0)	YU CHIU MING ANTHONY	Individual
S1114951J	HENG YEOW KHING	Individual
S1249304E	TANG PHAK KWONG	Individual
S1805337C	FOO SHER LENG PHYLLIS	Individual



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual

◯ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : *   **Individual**

Identification No. : *   S1805337C   [Retrieve Details]

Identification Type : *   NRIC

Name : *   FOO SHER LENG PHYLLIS

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 556119   [Retrieve Address]

Block/House No. : 139

Street Name : **SERANGOON AVENUE 3**

Unit : # 07 - 06

Building/Estate Name : **SPRINGBLOOM, THE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   1000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   07/12/2006   (dd/mm/yyyy)

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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**

◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1249304E   [Retrieve Details]

Identification Type : *   NRIC

Name : *   TANG PHAK KWONG

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 530248   [Retrieve Address]

Block/House No. : 248

Street Name : **HOUGANG AVENUE 3**

Unit : # 11   - 412

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

        Postal Code :

      Block/House No. :

       Street Name :

         Unit : # -

  Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

        Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   1000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   07/12/2006   (dd/mm/yyyy)

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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other_than_cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⊙ **Allottee is an Individual**

○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * D023513(0) [Retrieve Details]

Identification Type : * PASSPORT/ OTHERS

Name : * YU CHIU MING ANTHONY

Nationality : * HONG KONG RESIDENT (332)

Mobile No :

Occupation :

Email Address :

Address Type : * ○ Local ⊙ Foreign

Local Address (* if Address Type is Local Address)

    Postal Code : [Retrieve Address]

    Block/House No. :

    Street Name :

    Unit : #

    Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

    Address : FLAT A 12/F BLOCK 4 PROVIDENT CENTRE

    NO. 27 WHARF ROAD NORTH POINT HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Name :

Address Type. :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   15000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   07/12/2006   (dd/mm/yyyy)

Save   Reset   Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1114951J   [Retrieve Details]

Identification Type : *   NRIC

Name : *   HENG YEOW KHING

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                    ○ Foreign

Local Address (* if Address Type is Local Address)

      Postal Code : 489840   [Retrieve Address]

      Block/House No. : 24

         Street Name : **BEDOK RIA CRESCENT**

                  Unit : #   -

   Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

            Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   30000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   07/12/2006   (dd/mm/yyyy)

[Save] [Reset] [Back]

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1509521263	86084215	0
Amount of Issued Share Capital :	1651572631.24	86084215	0
Amount of Paid-up Share Capital :	1651572631.24	86084215	0


Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	07/12/2006

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR00000002066712A

Transaction No.	Company Registration No.	Company Name
C060611578	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002066712A   Date/Time : 07/12/2006 11:37

Transaction No : C060611578   Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,524.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 14,600 SHARES FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital		Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
					Shares	$		
Ordinary Shares	-	-	Before Exercise		1,509,521,263	1,651,572,631.24	Before Exercise	26,826,212
Preference Shares*	-	-	Add Exercise		14,600	215,058.00	Less Exercise	(14,600)
Preference Shares #	-	-	After Exercise		1,509,535,863	1,651,787,689.24	After Exercise	26,811,612

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Designation : Vice President

Authorised Signature :

Date : 7-Dec-06

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
14,600	$14.73	$215,058.00	
14,600	Total value of shares exercised =	$215,058.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTION

Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⊙ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as

[Browse...]

(Click 'Browse' to select file for attachment)

filename*yyyyMMddmmsstt*

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

	☐ HA9016000 / LEUNG CHUN YING
	☐ S0016173Z / KOH BOON HWEE
	☐ S0040556F / GOH GEOK LING
If a director/ secretary signed the above, please select accordingly :	☐ S0114104Z / HENG LEE CHENG
	☐ S0234644C / KWA CHONG SENG
	☐ S0820599Z / ANG KONG HUA
	☐ S1462421Z / PETER ONG BOON KWEE
	☐ S2549567E / WONG NGIT LIONG
	☐ S2622983I / JEANNIE HUI
	☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   14600

Amount paid and/or
unpaid on each share
e.g.
eg: 999999.9999999999

               paid :   14.73

            unpaid :   0

Save   Delete   Reset   Back



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
G594242(9)	LIU WA CHING DANNY	Individual
S2560657D	WONG SING LEON	Individual
S2623594D	CHOW JOHN	Individual
S2706441H	THOMAS KAZIMIERAS VAINIUS	Individual
S7123344H	GOH SOON HONG	Individual

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual

◯ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   G594242(9)   [Retrieve Details]

Identification Type : *   PASSPORT/ OTHERS

Name : *   LIU WA CHING DANNY

Nationality : *   HONG KONG RESIDENT (332)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◯ Local
                      ◉ Foreign

Local Address (* if Address Type is Local Address)

    Postal Code :   [Retrieve Address]

    Block/House No. :

    Street Name :

    Unit : #   -

    Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

    Address :   14/F, MAN YEE BLDG, 68 DEA VOOUX ROAD

                  CENTRAL, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   600

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   07/12/2006   (dd/mm/yyyy)

Save   Reset   Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual
○ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S7123344H [Retrieve Details]

Identification Type : * NRIC

Name : * GOH SOON HONG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local
○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 589630 [Retrieve Address]

Block/House No. : 991

Street Name : **BUKIT TIMAH ROAD**

Unit : # 05 - 09

Building/Estate Name : **MAPLEWOODS CONDOMINIUM**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

https://www.psi.gov.sg/NASApp/tmf/TMFServlet   12/7/2006

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 1000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 07/12/2006 (dd/mm/yyyy)

[Save] [Reset] [Back]

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual
○ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S2560657D   Retrieve Details

Identification Type : *   NRIC

Name : *   WONG SING LEON

Nationality : *   SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                    ○ Foreign

Local Address (* if Address Type is Local Address)

    Postal Code : 328837   Retrieve Address

    Block/House No. : 17

    Street Name : **KIM KEAT ROAD**

    Unit : # 06   - 02

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

    Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   Search

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :　　　　1000

b) Class of shares allotted :　　　　Ordinary

c) Currency :　　　　SINGAPORE DOLLAR (099)

d) Date of allotment :　　　　07/12/2006　　(dd/mm/yyyy)

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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S2623594D

Retrieve Details

Identification Type : *   NRIC

Name : *   CHOW JOHN

Nationality : *   SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 588269   Retrieve Address

Block/House No. : 2A

Street Name : **SIAN TUAN AVENUE**

Unit : #   -

Building/Estate Name : **HOCK SENG PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   Search

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   2000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   07/12/2006   (dd/mm/yyyy)

[Save] [Reset] [Back]

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual
◯ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S2706441H   [Retrieve Details]

Identification Type : *   NRIC

Name : *   THOMAS KAZIMIERAS VAINIUS

Nationality : *   SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                     ◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 589148   [Retrieve Address]

Block/House No. : 52

Street Name : **HUA GUAN AVENUE**

Unit : #   -

Building/Estate Name : **HONG KONG PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   10000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   07/12/2006   (dd/mm/yyyy)

[Save] [Reset] [Back]

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

	Ordinary	Preference	Others
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1509535863	86084215	0
Amount of Issued Share Capital :	1651787689.24	86084215	0
Amount of Paid-up Share Capital :	1651787689.24	86084215	0




Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	07/12/2006

Submit   Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR00000002066751A

Transaction No.	Company Registration No.	Company Name
C060611619	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]

biz FILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002066751A

Transaction No : C060611619

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

Date/Time : 07/12/2006 11:49

Print

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,514.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

| **HOME** | **LOGOUT** |

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 5,000 SHARES FULLY PAID ARISING FROM
THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,509,535,863	1,651,787,689.24	Before Exercise	26,811,612
Preference Shares*	-	-	Add Exercise	5,000	52,000.00	Less Exercise	(5,000)
Preference Shares #	-	-	After Exercise	1,509,540,863	1,651,839,689.24	After Exercise	26,806,612

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name   :   Sherylene Wang   Authorised Signature   :

Designation :   Vice President   Date   :   7-Dec-06

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
5,000	$10.40	$52,000.00	
5,000	Total value of shares exercised =	$52,000.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company in   ◉ Yes
general meeting to issue   ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : •   Directors

Place of Meeting : •

* State "Passed by written means" if resolution obtained as such

Date of Meeting: •   (dd/mm/yyyy)

Resolution Type : •   Director's

Description : •
(max 2000 characters)

Attachment : •
(copy of resolution)

Note :
Uploaded file name wll be
changed by suffixing time-
stamp with the actual file
name as

Browse...

(Click 'Browse' to select file for attachment)

filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/
secretary
signed the
above, please
select
accordingly :

☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☑ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person
other than a
director /
secretary
signed the
above, please
enter name(s)
and capacity
(ies) or
designation of
person(s) who
signed the
resolution or
the minutes
incorporating
the resolution
or the written
resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

[Save] [Reset]

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency :　　　　　**SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :　　　Ordinary　　　　Preference　　　　Others

Number of shares :　　5000

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

　　　　　　paid : 10.40

　　　　unpaid : 0

Save　　Delete　　Reset　　Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

| Submit |

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

To Add Allottee | Add |

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S2695108I	TAN SHU TENG	Individual
S7220536G	KENG KOK SING	Individual

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**

○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S7220536G [Retrieve Details]

Identification Type : * NRIC

Name : * KENG KOK SING

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local
○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 127466 [Retrieve Address]

Block/House No. : 23

Street Name : **WEST COAST RISE**

Unit : # 06 - 01

Building/Estate Name : **MONTEREY PARK CONDOMINIUM**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the
Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip
this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent
allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   1000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   07/12/2006   (dd/mm/yyyy)

Save   Reset   Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⊙ Allottee is an Individual
◯ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *　　S2695108I　　[Retrieve Details]

Identification Type : *　　NRIC

Name : *　　TAN SHU TENG

Nationality : *　　SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : *　　⊙ Local
　　　　　　　　　　◯ Foreign

Local Address (* if Address Type is Local Address)

　　　Postal Code : 309657　[Retrieve Address]

　　Block/House No. : 16

　　　Street Name : **CHANCERY HILL ROAD**

　　　　　Unit : # 03　- 05

Building/Estate Name : **VILLA CHANCERITA**

Foreign Address (* if Address Type is Foreign Address)

　　　　Address :

If Allottee is NOT an Individual :

Shareholder Category : *　　Company / Foreign Branch　　[Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   4000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   07/12/2006   (dd/mm/yyyy)

Save | Reset | Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1509540863	86084215	0
Amount of Issued Share Capital :	1651839689.24	86084215	0
Amount of Paid-up Share Capital :	1651839689.24	86084215	0



PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002066771A

Transaction No.	Company Registration No.	Company Name
C060611641	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002066771A

Date/Time : 07/12/2006 11:55

Transaction No : C060611641

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
199901152M / DBS GROUP HOLDINGS LTD			
	Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,504.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 22,800 SHARES FULLY PAID ARISING FROM THE 2004 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares
				Shares	$	
Ordinary Shares	-	-	Before Exercise	1,509,540,863	1,651,839,689.24	Before Exercise 26,806,612
Preference Shares*	-	-	Add Exercise	22,800	335,844.00	Less Exercise (22,800)
Preference Shares #	-	-	After Exercise	1,509,563,663	1,652,175,533.24	After Exercise 26,783,812

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature :

Designation : Vice President   Date : 7-Dec-06

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
22,800	$14.73	$335,844.00	
22,800	Total value of shares exercised =	$335,844.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⦿ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as

filename*yyyyMMddmmsstt*

[Browse...]

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :

☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   22800

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

Save   Delete   Reset   Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration Name No.		Shareholder Category
S6941725F	LEE KA SHAO	Individual

biz FILE

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ **Allottee is an Individual**
◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S6941725F   [Retrieve Details]

Identification Type : * NRIC

Name : * LEE KA SHAO

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ⦿ Local
                  ◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 554762   [Retrieve Address]

Block/House No. : 31

Street Name : **CHUAN VIEW**

Unit : #   -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch   [Search]

Registration No. : *

Name : ....

Address Type : ....

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   22800

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   07/12/2006   (dd/mm/yyyy)

[Save] [Reset] [Back]

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1509563663**	**86084215**	**0**
Amount of Issued Share Capital :	**1652175533.24**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1652175533.24**	**86084215**	**0**





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	07/12/2006

[Submit]   [Cancel]

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002066820A

Transaction No.	Company Registration No.	Company Name
C060611699	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002066820A

Date/Time : 07/12/2006 12:08

Transaction No   : C060611699

Print

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429

Balance Amount in Deposit Account : $ 1,494.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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December 8, 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 4 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

06-1B-C03 (09/2004)
Co. Reg. No. 199901152M

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 5,000 SHARES FULLY PAID ARISING FROM THE 1999 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital		Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,509,563,663	1,652,175,533.24	Before Exercise	26,783,812
Preference Shares*	-	-	Add Exercise	5,000	76,500.00	Less Exercise	(5,000)
Preference Shares #	-	-	After Exercise	1,509,568,663	1,652,252,033.24	After Exercise	26,778,812

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature :

Designation : Vice President   Date : 8-Dec-06

Enclosures :

* A copy of the Return of Allotment filed with the ACRA
* Confirmation of despatch of share certificates
* Details of options granted and exercised in the Scheme
* Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
5,000	$15.30	$76,500.00	
5,000	Total value of shares exercised =	$76,500.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company in   ⊙ Yes
general meeting to issue   ◯ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be
changed by suffixing time-
stamp with the actual file
name as

filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :

- [ ] HA9016000 / LEUNG CHUN YING
- [ ] S0016173Z / KOH BOON HWEE
- [ ] S0040556F / GOH GEOK LING
- [ ] S0114104Z / HENG LEE CHENG
- [ ] S0234644C / KWA CHONG SENG
- [ ] S0820599Z / ANG KONG HUA
- [ ] S1462421Z / PETER ONG BOON KWEE
- [ ] S2549567E / WONG NGIT LIONG
- [ ] S2622983I / JEANNIE HUI
- [ ] Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   5000

Amount paid and/or unpaid on each share
e.g.
eg. 999999.9999999999

paid : 15.30

unpaid : 0

Save Delete Reset Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

To Add Allottee [Add]

List of Allottees and their particulars

Identification No./Registration Name No.		Shareholder Category
S0003448G	CHONG CHOON CHEONG ANDREW	Individual
S1267617D	LAM KWONG KHIAM	Individual

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⊙ Allottee is an Individual

○ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S0003448G   [Retrieve Details]

Identification Type : *   NRIC

Name : *   CHONG CHOON CHEONG ANDREW

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ⊙ Local
                    ○ Foreign

Local Address (* if Address Type is Local Address)

   Postal Code : 508571 [Retrieve Address]

   Block/House No. : 52

   Street Name : **MARIAM WAY**

   Unit : #

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

   Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   1,000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   08/12/2006   (dd/mm/yyyy)

Save   Reset   Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual
◯ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1267617D [Retrieve Details]

Identification Type : * NRIC

Name : * LAM KWONG KHIAM

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
  ◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 545304 [Retrieve Address]

Block/House No. : 21

Street Name : **PARK VILLAS TERRACE**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   4000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   08/12/2006   (dd/mm/yyyy)

Save | Reset | Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Summary of Share Capital after allotment
Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1509568663	86084215	0
Amount of Issued Share Capital :	1652252033.24	86084215	0
Amount of Paid-up Share Capital :	1652252033.24	86084215	0





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	08/12/2006

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

PAYMENTS

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR00000002068513A

Transaction No.	Company Registration No.	Company Name
C060613703	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]

12/8/2006

biz FILE

GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002068513A

Date/Time : 08/12/2006 11:31

Transaction No   : C060613703

Print

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
199901152M / DBS GROUP HOLDINGS LTD			
	Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,484.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

| **HOME** | **LOGOUT** |

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 2,000 SHARES FULLY PAID ARISING FROM THE 2000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital		Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
					Shares	$		
Ordinary Shares	-	-	Before Exercise		1,509,568,663	1,652,252,033.24	Before Exercise	26,778,812
Preference Shares*	-	-	Add Exercise		2,000	41,740.00	Less Exercise	(2,000)
Preference Shares #	-	-	After Exercise		1,509,570,663	1,652,293,773.24	After Exercise	26,776,812

3. Outstanding Warrants/TSRs : N.A.

   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Authorised Signature : ....

Name : Sherylene Wang

Designation : Vice President

Date : 8-Dec-06

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares

Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
2,000	$20.87	$41,740.00	
2,000	Total value of shares exercised =	$41,740.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company in ⊙ Yes
general meeting to issue ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

[Browse...]

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

☐HA9010000 / LEONG CHUN YING
☑S0016173Z / KOH BOON HWEE
☐S0040556F / GOH GEOK LING
☐S0114104Z / HENG LEE CHENG
☐S0234644C / KWA CHONG SENG
☐S0820599Z / ANG KONG HUA
☐S1462421Z / PETER ONG BOON KWEE
☐S2549567E / WONG NGIT LIONG
☐S2622983I / JEANNIE HUI
☐Z1557926 / NARAYANA MURTHY

If a director/ secretary signed the above, please select accordingly :

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   2000

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

                    paid : 20.87

                  unpaid : 0

Save   **Delete**   **Reset**   **Back**

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

To Add Allottee [Add]

List of Allottees and their particulars

Identification No./Registration No. Name   Shareholder Category

S1599137B   LEONG KAH POH KATHLEEN   Individual

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual

○ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1599137B   /   [Retrieve Details]

Identification Type : *   NRIC   /

Name : *   LEONG KAH POH KATHLEEN   /

Nationality : *   SINGAPOREAN (301)   /

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local   ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 259852   / [Retrieve Address]

Block/House No. : 23   /

Street Name : **BALMORAL PARK**

Unit : # 04 - 02   /

Building/Estate Name : **PINEWOOD GARDENS**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 2000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 08/12/2006　(dd/mm/yyyy)

[Save] [Reset] [Back]

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

	Ordinary	Preference	Others
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1509570663	86084215	0
Amount of Issued Share Capital :	1652293773.24	86084215	0
Amount of Paid-up Share Capital :	1652293773.24	86084215	0





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⊙ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	08/12/2006

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.




PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR00000002068538A

Transaction No.	Company Registration No.	Company Name
C060613739	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]

biz FILE

GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002068538A

Date/Time : 08/12/2006 11:38

Transaction No   : C060613739

[Print]

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,474.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 11,500 SHARES FULLY PAID ARISING FROM
THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital		Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
					Shares	$		
Ordinary Shares	-	-	Before Exercise		1,509,570,663	1,652,293,773.24	Before Exercise	26,776,812
Preference Shares*	-	-	Add Exercise		11,500	203,550.00	Less Exercise	(11,500)
Preference Shares #	-	-	After Exercise		1,509,582,163	1,652,497,323.24	After Exercise	26,765,312

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Authorised Signature :

Name : Sherylene Wang

Designation : Vice President

Date : 8-Dec-06

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
11,500	$17.70	$203,550.00	
11,500	Total value of shares exercised =	$203,550.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company in ◉ Yes
general meeting to issue   ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be
changed by suffixing time-
stamp with the actual file
name as

filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

[Browse...]

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :

☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   11500

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 17.70

unpaid : 0

Save   Delete   Reset   Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee [Add]

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S0156263J	PETER YOW CHUNG WAH	Individual
S1546208F	LIM BENG KUAN	Individual
S1684165Z	LIM PECK LEANG	Individual

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

| Submit |

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1546208F | Retrieve Details |

Identification Type : *   NRIC

Name : *   LIM BENG KUAN

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                    ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 529948 | Retrieve Address |

Block/House No. : 28

Street Name : **SIMEI STREET 1**

Unit : # 09   - 07

Building/Estate Name : **MELVILLE PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch | Search |

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 1,000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 08/12/2006 (dd/mm/yyyy)

[Save] [Reset] [Back]

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual
○ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1684165Z

Retrieve Details

Identification Type : *   NRIC

Name : *   LIM PECK LEANG

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                   ○ Foreign

Local Address (* if Address Type is Local Address)

        Postal Code : 200807   Retrieve Address

    Block/House No. : 807

        Street Name : **KING GEORGE'S AVENUE**

            Unit : # 26   - 254

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

            Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   Search

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   5000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   08/12/2006   (dd/mm/yyyy)

Save   Reset   Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**

◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S0156263J 　　[Retrieve Details]

Identification Type : * NRIC

Name : * YOW CHUNG WAH

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local
　　　　　　　　　 ◯ Foreign

Local Address (* if Address Type is Local Address)

　　　　Postal Code : 809176 　[Retrieve Address]

　　Block/House No. : 17

　　　Street Name : **JALAN JARAK**

　　　　　　Unit : #　　-

　Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

　　　　　Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch 　　[Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   5500

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   08/12/2006   (dd/mm/yyyy)

Save | Reset | Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment
Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1509582163	86084215	0
Amount of Issued Share Capital :	1652497323.24	86084215	0
Amount of Paid-up Share Capital :	1652497323.24	86084215	0





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	: DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	08/12/2006

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.





PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002068562A

Transaction No.	Company Registration No.	Company Name
C060613770	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002068562A   Date/Time : 08/12/2006 11:47

Transaction No : C060613770   [Print]

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,464.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

| **HOME** | **LOGOUT** |

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 37,000 SHARES FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital		Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
					Shares	$		
Ordinary Shares	-	-	Before Exercise	1,509,582,163	1,652,497,323.24	Before Exercise	26,765,312	
Preference Shares*	-	-	Add Exercise	37,000	384,800.00	Less Exercise	(37,000)	
Preference Shares #	-	-	After Exercise	1,509,619,163	1,652,882,123.24	After Exercise	26,728,312	

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature :

Designation : Vice President   Date : 8-Dec-06

Enclosures
• A copy of the Return of Allotment filed with the ACRA
• Confirmation of despatch of share certificates
• Details of options granted and exercised in the Scheme
• Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
37,000	$10.40	$384,800.00	
37,000	Total value of shares exercised =	$384,800.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company in ⊙ Yes
general meeting to issue   ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

     * State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

[Browse...]

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING

If a director/
secretary
signed the
above, please
select
accordingly :

☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person
other than a
director /
secretary
signed the
above, please
enter name(s)
and capacity
(ies) or
designation of
person(s) who
signed the
resolution or
the minutes
incorporating
the resolution
or the written
resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   37,000 /

Amount paid and/or unpaid on each share
e.g.
eg. 999999.9999999999

paid : 10.40 /

unpaid : 0 /

[Save] [Delete] [Reset] [Back]



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Registration Name	Shareholder Category
M4340780	GOH LEE YING	Individual
S1112174H	YEO POH CHIN,SUZANA	Individual
S1327345F	WEE AIK HUAT VINCENT	Individual
S1484863J	LEE TENG WHATT	Individual

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual

○ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1484863J   [Retrieve Details]

Identification Type : *   NRIC

Name : *   LEE TENG WHATT

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
　　　　　　　　　　○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 418798 [Retrieve Address]

Block/House No. : 20

Street Name : **JALAN PUNAI**

Unit : #

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 1000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 08/12/2006 (dd/mm/yyyy)

[Save] [Reset] [Back]

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

**Please indicate whether the allottee is an Individual : *

⦿ **Allottee is an Individual**
◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1327345F   [Retrieve Details]

Identification Type : *   NRIC

Name : *   WEE AIK HUAT VINCENT

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ⦿ Local
                    ◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 568431   [Retrieve Address]

Block/House No. : 70

Street Name : **MEI HWAN DRIVE**

Unit : # 03 - 18

Building/Estate Name : **GOLDENHILL PARK CONDOMINIUM**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

        Postal Code :

      Block/House No. :

        Street Name :

           Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

        Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   2,000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   08/12/2006   (dd/mm/yyyy)

        [Save] [Reset] [Back]

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ Allottee is an Individual

◯ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1112174H [Retrieve Details]

Identification Type : * NRIC

Name : * YEO POH CHIN,SUZANA

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ⦿ Local
◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 787754 [Retrieve Address]

Block/House No. : 165

Street Name : **TAGORE AVENUE**

Unit : #   -

Building/Estate Name : **GREEN MEADOWS**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* If Address Type is Local Address)

Postal Code :

-Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   10200

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   08/12/2006   (dd/mm/yyyy)

Save   Reset   Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual
○ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * M4340780   [Retrieve Details]

Identification Type : * PASSPORT/ OTHERS

Name : * Goh Lee Ying

Nationality : * MALAYSIAN (304)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local
           ○ Foreign

Local Address (* if Address Type is Local Address)

     Postal Code : 458969 [Retrieve Address]

     Block/House No. : 528

     Street Name : **EAST COAST ROAD**

     Unit : # 14 - 04

     Building/Estate Name : **OCEAN PARK**

Foreign Address (* if Address Type is Foreign Address)

     Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   23800

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   08/12/2006   (dd/mm/yyyy)

[Save] [Reset] [Back]

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1509619163	86084215	0
Amount of Issued Share Capital :	1652882123.24	86084215	0
Amount of Paid-up Share Capital :	1652882123.24	86084215	0

 
Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	08/12/2006


Submit   Cancel


Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.


PAYMENTS

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002068595A

Transaction No.	Company Registration No.	Company Name
C060613811	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]

RECEIPT

Receipt No   : ACR0000002068595A   Date/Time : 08/12/2006 11:58

Transaction No   : C060613811   [Print]

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

                                               Total (S$) :   10.00

Deposit Service Account No. : 030429

Balance Amount in Deposit Account : $ 1,454.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

| **HOME** | **LOGOUT** |



December 11, 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd   Tel: 65.6878 5820
Legal & Secretariat   Fax: 65.6222 1035
6 Shenton Way #39-02 DBS Building Tower One   www.dbs.com
Singapore 068809

06-18-0 13 (09/2004)
Co. Reg No. 199901152M

APPLICATION FOR LISTING AND QUOTATION OF 17,000 SHARES FULLY PAID ARISING FROM THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	-	-	Before Exercise 1,509,619,163	1,652,882,123.24	Before Exercise	26,728,312
Preference Shares*	-	-	Add Exercise 17,000	300,900.00	Less Exercise	(17,000)
Preference Shares #	-	-	After Exercise 1,509,636,163	1,653,183,023.24	After Exercise	26,711,312

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Authorised Signature : ....

Name : Sherylene Wang

Designation : Vice President

Date : 11-Dec-06

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
17,000	$17.70	$300,900.00	
17,000	Total value of shares exercised =	$300,900.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⊙ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as

filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

☐ S0016173Z / KOH BOON HWEE

☐ S0040556F / GOH GEOK LING

☐ S0114104Z / HENG LEE CHENG

☐ S0234644C / KWA CHONG SENG

☐ S0820599Z / ANG KONG HUA

☐ S1462421Z / PETER ONG BOON KWEE

☐ S2549567E / WONG NGIT LIONG

☑ S2622983I / JEANNIE HUI

☐ Z1557926 / NARAYANA MURTHY

If a director/ secretary signed the above, please select accordingly :

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares : Ordinary Preference Others

Number of shares : 17000

Amount paid and/or unpaid on each share
e.g.
eg. 999999.9999999999

paid : 17.70

unpaid : 0

Save Delete Reset Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1518025J	HO TIONG SANG	Individual
S1589666C	TONG LAY KUEN	Individual
S1805337C	FOO SHER LENG PHYLLIS	Individual

https://www.psi.gov.sg/NASApp/tmf/TMFServlet

12/11/2006

LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**

○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1805337C

Identification Type : * NRIC

Name : * FOO SHER LENG PHYLLIS

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local
○ Foreign

Retrieve Details

Local Address (* if Address Type is Local Address)

Postal Code : 556119   Retrieve Address

Block/House No. : 139

Street Name : **SERANGOON AVENUE 3**

Unit : # 07 - 06

Building/Estate Name : **SPRINGBLOOM, THE**

Foreign Address (* If Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch   Search

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   2000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   11/12/2006   (dd/mm/yyyy)

Save   Reset   Back

LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⊙ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1589666C   [Retrieve Details]

Identification Type : *   NRIC

Name : *   TONG LAY KUEN

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ⊙ Local
                    ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 456015   [Retrieve Address]

Block/House No. : 26

Street Name : **SIGLAP PLAIN**

Unit : #   -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   5000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   11/12/2006   (dd/mm/yyyy)

Save | Reset | Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual
◯ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1518025J   [Retrieve Details]

Identification Type : *   NRIC

Name : *   HO TIONG SANG

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 789325   [Retrieve Address]

Block/House No. : 108A

Street Name : **LENTOR GREEN**

Unit : #   -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 10,000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 11/12/2006 (dd/mm/yyyy)

Save | Reset | Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

	Ordinary	Preference	Others
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1509636163	86084215	0
Amount of Issued Share Capital :	1653183023.24	86084215	0
Amount of Paid-up Share Capital :	1653183023.24	86084215	0




Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	11/12/2006

Submit | Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENTS

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002070357A

Transaction No.	Company Registration No.	Company Name
C060615826	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002070357A

Date/Time : 11/12/2006 10:14

Transaction No : C060615826

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share	10.00	1	10.00

COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :

199901152M / DBS GROUP HOLDINGS LTD

	Total (S$) :	10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,444.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	LOGOUT

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 1,000 SHARES FULLY PAID ARISING FROM THE 2004 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	-	-	Before Exercise 1,509,636,163	1,653,183,023.24	Before Exercise	26,711,312
Preference Shares*	-	-	Add Exercise 1,000	14,730.00	Less Exercise	(1,000)
Preference Shares #	-	-	After Exercise 1,509,637,163	1,653,197,753.24	After Exercise	26,710,312

3. Outstanding Warrants/TSRs   :   N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds   :   N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name   :   Sherylene Wang   Authorised Signature   :

Designation   :   Vice President   Date   :   11-Dec-06

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
1,000	$14.73	$14,730.00	
1,000	Total value of shares exercised =	$14,730.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⊙ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :

☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

[Save] [Reset]

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares : Ordinary Preference Others

Number of shares : 1000

Amount paid and/or unpaid on each share
e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

Save Delete Reset Back

https://www.psi.gov.sg/NASApp/tmf/TMFServlet?action=PROCESS&gotoPage=BIZ... 12/11/2006

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

To Add Allottee [Add]

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S2560657D	WONG SING LEON	Individual

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ Allottee is an Individual
◯ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S2560657D

Identification Type : *   NRIC

Name : *   WONG SING LEON

Nationality : *   SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : *   ⦿ Local
⠀⠀⠀⠀⠀⠀⠀⠀⠀◯ Foreign

Local Address (* if Address Type is Local Address)

⠀⠀⠀Postal Code : 328837 / [Retrieve Address]

⠀⠀⠀Block/House No. : · 17

⠀⠀⠀Street Name : **KIM KEAT ROAD**

⠀⠀⠀⠀⠀⠀Unit : # 06 · - 02

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

⠀⠀⠀⠀⠀Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch ⠀⠀⠀ [Search]

Registration No. : *

Name :

Address Type : -

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   1000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   11/12/2006   (dd/mm/yyyy)

Save | Reset | Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

| Submit |

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

	Ordinary	Preference	Others
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1,509,637,163	86084215	0
Amount of Issued Share Capital :	1,653,197,753.24	86084215	0
Amount of Paid-up Share Capital :	1,653,197,753.24	86084215	0

 

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No : 199901152M

Registered Name : DBS GROUP HOLDINGS LTD

Transaction Type : Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) : 10.00

Late Lodgement Fee CA (S$): 0.00

Composition Amount (S$) : 0.00

Service Charge (S$) : 0.00

GST (if any) : 0.00

Total Amount (S$) : 10.00

Payment Mode : ⦿ Deposit Account Service
○ Others (Credit Card, Cash Card, Internet Banking, etc)

Deposit Service Account No : 030429

Payment Date : 11/12/2006

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.





PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002070386A

Transaction No.	Company Registration No.	Company Name
C060615849	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]



GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002070386A
Transaction No	: C060615849
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 11/12/2006 10:24

Print

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,434.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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RECEIVED
2007 JAN -3 A 7:57
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

December 12, 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 6 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

06-18-003 (09/2004)
Co R-g. No 199901152M

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 24,375 SHARES FULLY PAID ARISING FROM THE 1999 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
				Shares	$	
Ordinary Shares	-	-	Before Exercise	1,509,637,163	1,653,197,753.24	Before Exercise 26,710,312
Preference Shares*	-	-	Add Exercise	24,375	372,937.50	Less Exercise (24,375)
Preference Shares #	-	-	After Exercise	1,509,661,538	1,653,570,690.74	After Exercise 26,685,937

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature : _____

Designation : Vice President   Date : 12-Dec-06

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
24,375	$15.30	$372,937.50	
24,375	Total value of shares exercised =	$372,937.50	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⊙ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as

Browse...

(Click 'Browse' to select file for attachment)

filename*yyyyMMddmmsstt*

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :

- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   24375 ╱

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 15.30 ╱

unpaid : 0 ╱

Save   Delete   Reset   Back



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
M5163155	OOI CHENG PHENG	Individual
S1193878G	FONG WHYE CHOO	Individual
S1606782B	LIM WEI TONG PHILIP	Individual

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1606782B   [Retrieve Details]

Identification Type : *   NRIC

Name : *   LIM WEI TONG PHILIP

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                      ○ Foreign

Local Address (* If Address Type is Local Address)

Postal Code : 248793 [Retrieve Address]

Block/House No. : 40

Street Name : **MOUNT ECHO PARK**

Unit : #   -

Building/Estate Name : **MOUNT ECHO PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   8425

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   12/12/2006   (dd/mm/yyyy)

Save   Reset   Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual
○ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * M5163155 | Retrieve Details |

Identification Type : * PASSPORT/ OTHERS

Name : * OOI CHENG PHENG

Nationality : * MALAYSIAN (304)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local   ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 537422 | Retrieve Address |

Block/House No. : 51

Street Name : **JALAN SONGKET**

Unit : #   -

Building/Estate Name : **CHARLTON PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch | Search |

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   5950

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   12/12/2006   (dd/mm/yyyy)

Save | Reset | Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1193878G   Retrieve Details

Identification Type : *   NRIC

Name : *   FONG WHYE CHOO

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                   ◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 467772   Retrieve Address

Block/House No. : 10

Street Name : **LIMAU WALK**

Unit : #

Building/Estate Name : **KEW COTTAGES**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   Search

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No..:

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   10,000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   12/12/2006   (dd/mm/yyyy)

Save | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares : Ordinary Preference Others

Number of Shares : **1509661538 86084215** **0**

Amount of Issued Share Capital : **1653570690.74 86084215** **0**

Amount of Paid-up Share Capital : **1653570690.74 86084215** **0**



Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	12/12/2006

Submit   Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

PAYMENTS

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR00000002073118A

Transaction No.	Company Registration No.	Company Name
C060618679	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

| View Receipt |

biz FILE

GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002073118A

Date/Time : 12/12/2006 16:24

Transaction No   : C060618679

Print

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,424.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

| HOME | LOGOUT |

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 10,000 SHARES FULLY PAID ARISING FROM THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
				Shares		
					$	
Ordinary Shares	-	-	Before Exercise	1,509,661,538	Before Exercise	1,653,570,690.74	26,685,937
Preference Shares*	-	-	Add Exercise	10,000	Less Exercise	177,000.00	(10,000)
Preference Shares #	-	-	After Exercise	1,509,671,538	After Exercise	1,653,747,690.74	26,675,937.

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name   :   Sherylene Wang   Authorised Signature   :   _____

Designation :   Vice President   Date   :   12-Dec-06

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates ;
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
10,000	$17.70	$177,000.00 /	
10,000	Total value of shares exercised =	$177,000.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as

filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :

- [ ] HA9016000 / LEUNG CHUN YING
- [ ] S0016173Z / KOH BOON HWEE
- [ ] S0040556F / GOH GEOK LING
- [ ] S0114104Z / HENG LEE CHENG
- [ ] S0234644C / KWA CHONG SENG
- [ ] S0820599Z / ANG KONG HUA
- [ ] S1462421Z / PETER ONG BOON KWEE
- [ ] S2549567E / WONG NGIT LIONG
- [ ] S2622983I / JEANNIE HUI
- [ ] Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

[Save] [Reset]



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   10000 ⟋

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 17.70 ⟋

unpaid : 0 ⟋

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Return of Allotment of Shares

Submit

Please fill in the following Information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee [Add]

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1681651E	SOH POH YING CATHERINE	Individual
S1805337C	FOO SHER LENG PHYLLIS	Individual
S1825722Z	LIM KING HWEE	Individual
S2166473A	WONG SIEW LIEN	Individual

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1681651E   [Retrieve Details]

Identification Type : *   NRIC

Name : *   SOH POH YING CATHERINE

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                        ○ Foreign

Local Address (* if Address Type Is Local Address)

Postal Code : 521119   [Retrieve Address]

Block/House No. : 119

Street Name : **TAMPINES STREET 11**

Unit : # 12   - 172

Building/Estate Name : **TAMPINES COURT**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   1000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   12/12/2006   (dd/mm/yyyy)

Save   Reset   Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⊙ Allottee is an Individual
◯ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1805337C   [Retrieve Details]

Identification Type : * NRIC

Name : * FOO SHER LENG PHYLLIS

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ⊙ Local
                  ◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 556119 [Retrieve Address]

Block/House No. : 139

Street Name : **SERANGOON AVENUE 3**

Unit : # 07 - 06

Building/Estate Name : **SPRINGBLOOM, THE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the
Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip
this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent
allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   1000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   12/12/2006   (dd/mm/yyyy)

Save   Reset   Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ **Allottee is an Individual**
◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S2166473A   [Retrieve Details]

Identification Type : *   NRIC

Name : *   WONG SIEW LIEN

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ⦿ Local
⦿ ◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 597708   [Retrieve Address]

Block/House No. : 18

Street Name : **LORONG PISANG UDANG**

Unit : #

Building/Estate Name : **HOOVER PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 2000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 12/12/2006 (dd/mm/yyyy)

Save Reset Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1825722Z   [Retrieve Details]

Identification Type : *   NRIC

Name : *   LIM KING HWEE

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local   ○ Foreign

Local Address (* If Address Type is Local Address)

Postal Code : 276952   [Retrieve Address]

Block/House No. : 29

Street Name : **MOUNT SINAI RISE**

Unit : # 05 - 03

Building/Estate Name : **MARBELLA, THE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   6000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   12/12/2006   (dd/mm/yyyy)

[Save] [Reset] [Back]

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1509671538	86084215	0
Amount of Issued Share Capital :	1653747690.74	86084215	0
Amount of Paid-up Share Capital :	1653747690.74	86084215	0





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :   199901152M

Registered Name :   DBS GROUP HOLDINGS LTD

Transaction Type :   Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) :   10.00

Late Lodgement Fee CA (S$): 0.00

Composition Amount (S$) :   0.00

Service Charge (S$) :   0.00

GST (if any) :   0.00

Total Amount (S$) :   10.00

Payment Mode :   ◉ Deposit Account Service
                             ○ Others (Credit Card, Cash Card, Internet Banking, etc)

Deposit Service Account No : 030429

Payment Date :   12/12/2006

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

 
PAYMENT ACKNOWLEDGEMENT

EP Ref No :
Receipt No. : ACR0000002073156A

Transaction No.	Company Registration No.	Company Name
C060618717	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]


RECEIPT

Receipt No   : ACR0000002073156A

Date/Time : 12/12/2006 16:32

Transaction No : C060618717

Print

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

	Total (S$) :	10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,414.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

| **HOME** | **LOGOUT** |

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 16,000 SHARES FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	-	-	Before Exercise 1,509,671,538	1,653,747,690.74	Before Exercise	26,675,937
			Add Exercise 16,000	235,680.00	Less Exercise	(16,000)
			After Exercise 1,509,687,538	1,653,983,370.74	After Exercise	26,659,937
Preference Shares*	-	-				
Preference Shares #	-	-				

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature :

Designation : Vice President

Date : 12-Dec-06

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
16,000	$14.73	$235,680.00	
16,000	Total value of shares exercised =	$235,680.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as

filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :

☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   16000

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

Save   Delete   Reset   Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee [Add]

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S0079019B	KOK HAU LOONG	Individual
S1112174H	YEO POH CHIN,SUZANA	Individual

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual
◯ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S0079019B   [Retrieve Details]

Identification Type : * NRIC

Name : * KOK HAU LOONG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local
◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 468826 [Retrieve Address]

Block/House No. : 33

Street Name : **JALAN HAJI SALAM**

Unit : #   -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   1000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   12/12/2006   (dd/mm/yyyy)

Save   Reset   Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1112174H   [Retrieve Details]

Identification Type : *   NRIC

Name : *   YEO POH CHIN,SUZANA

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
              ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 787754   [Retrieve Address]

Block/House No. : 165

Street Name : **TAGORE AVENUE**

Unit : #   -

Building/Estate Name : **GREEN MEADOWS**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type : ___

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 15000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 12/12/2006 (dd/mm/yyyy)

Save | Reset | Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Summary of Share Capital after allotment

Share Capital (1)

Currency :   **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1509687538**	**86084215**	**0**
Amount of Issued Share Capital :	**1653983370.74**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1653983370.74**	**86084215**	**0**





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	12/12/2006

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.





PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR00000002073190A

Transaction No.   **Company Registration No.**   **Company Name**

C060618752   **199901152M**   **DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002073190A	Date/Time : 12/12/2006 16:38	
Transaction No	: C060618752		Print
Agency	: RCB - RCB		
Application	: BIZFILE PAYMENT SERVICE		
Paid via	: Deposit Service Account		
EP Ref No	:		

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

	Total (S$) :	10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,404.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	**LOGOUT**

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 6,000 SHARES FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
				Shares	$	
Ordinary Shares	-	-	Before Exercise	1,509,687,538	1,653,983,370.74	Before Exercise 26,659,937
Preference Shares*	-	-	Add Exercise	6,000	62,400.00	Less Exercise (6,000)
Preference Shares #	-	-	After Exercise	1,509,693,538	1,654,045,770.74	After Exercise 26,653,937

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature : ....

Designation : Vice President

Date : 12-Dec-06

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares

Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
6,000	$10.40	$62,400.00	
6,000	Total value of shares exercised =	$62,400.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.   ⦿ Yes   ◯ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as

filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐HA9016000 / LEUNG CHUN YING
	☐S0016173Z / KOH BOON HWEE
	☒S0040556F / GOH GEOK LING
	☐S0114104Z / HENG LEE CHENG
	☐S0234644C / KWA CHONG SENG
	☐S0820599Z / ANG KONG HUA
	☐S1462421Z / PETER ONG BOON KWEE
	☐S2549567E / WONG NGIT LIONG
	☐S2622983I / JEANNIE HUI
	☐Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

[Save] [Reset]

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   6000

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 10.40

unpaid : 0

Save | Delete | Reset | Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

To Add Allottee [Add]

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1758017E	ONG KAH THYE	Individual
S2602563Z	LING HEE KEONG JEFFREY	Individual

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ Allottee is an Individual
◯ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1758017E [Retrieve Details]

Identification Type : * NRIC

Name : * ONG KAH THYE

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ⦿ Local   ◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 276306 [Retrieve Address]

Block/House No. : 22

Street Name : **WILBY ROAD**

Unit : # 02 - 20

Building/Estate Name : **TESSARINA, THE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   1000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   12/12/2006   (dd/mm/yyyy)

Save   Reset   Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual
○ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S2602563Z   Retrieve Details

Identification Type : * NRIC

Name : * LING HEE KEONG JEFFREY

Nationality : * SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 556122   Retrieve Address

Block/House No. : 145

Street Name : **SERANGOON AVENUE 3**

Unit : # 03 - 03

Building/Estate Name : **SPRINGBLOOM, THE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch   Search

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read Instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   5000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   12/12/2006   (dd/mm/yyyy)

Save | Reset | Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1509693538	86084215	0
Amount of Issued Share Capital :	1654045770.74	86084215	0
Amount of Paid-up Share Capital :	1654045770.74	86084215	0

 

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	12/12/2006

Submit   Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

 

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR00000002073222A

Transaction No.	**Company Registration No.**	**Company Name**
C060618788	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]

GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002073222A   Date/Time : 12/12/2006 16:44

Transaction : C060618788
No   `Print`

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,394.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

| **HOME** | **LOGOUT** |

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 4,540 SHARES FULLY PAID ARISING FROM THE 2004 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,509,693,538	1,654,045,770.74	Before Exercise	26,653,937
Preference Shares*	-	-	Add Exercise	4,540	66,874.20	Less Exercise	(4,540)
Preference Shares #	-	-	After Exercise	1,509,698,078	1,654,112,644.94	After Exercise	26,649,397

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Designation : Vice President

Authorised Signature :

Date : 12-Dec-06

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
4,540	$14.73	$66,874.20	
4,540	Total value of shares exercised =	$66,874.20	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt**

[Browse...]

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/
secretary
signed the
above, please
select
accordingly :

- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☑ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☑ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

If a person
other than a
director /
secretary
signed the
above, please
enter name(s)
and capacity
(ies) or
designation of
person(s) who
signed the
resolution or
the minutes
incorporating
the resolution
or the written
resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to
the best of my knowledge.

Save   Reset

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

| Submit |

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   4540

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

| Save | Delete | Reset | Back |



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee [Add]

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
D390088(7)	CHENG PO KEE	Individual
S1237581F	CH'NG KENG HUAT	Individual

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1237581F   [Retrieve Details]

Identification Type : *   NRIC

Name : *   CH'NG KENG HUAT

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                    ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 570192   [Retrieve Address]

Block/House No. : 192

Street Name : **BISHAN STREET 13**

Unit : # 22 - 501

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   540

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   12/12/2006   (dd/mm/yyyy)

Save   Reset   Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| **Resolution** | **Share payable in cash** | **For a consideartion other than cash** | **Share Capital / Allottees' Particulars** | **Shareholders list after the allotment** | **Summary of Capital** |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ **Allottee is an Individual**
◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   D390088(7)   [Retrieve Details]

Identification Type : *   PASSPORT/ OTHERS

Name : *   CHENG PO KEE ALLEN

Nationality : *   HONG KONG RESIDENT (332)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◯ Local
⦿ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   [Retrieve Address]

Block/House No. :

Street Name :

Unit : #   -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : FLAT D, 11/F BLOCK 4 POKFULAM GARDENS,

180 POKFULAM ROAD HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   4000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   12/12/2006   (dd/mm/yyyy)

Save   Reset   Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1509698078	86084215	0
Amount of Issued Share Capital :	1654112644.94	86084215	0
Amount of Paid-up Share Capital :	1654112644.94	86084215	0



Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	12/12/2006

Submit | Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

 

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR00000002073251A

Transaction No.	Company Registration No.	Company Name
C060618813	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002073251A   Date/Time : 12/12/2006 16:49

Transaction No   : C060618813   [Print]

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,384.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

| **HOME** | **LOGOUT** |

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 1,770 SHARES FULLY PAID ARISING FROM THE 2005 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,509,698,078	1,654,112,644.94	Before Exercise	26,649,397
Preference Shares*	-	-	Add Exercise	1,770	26,673.90	Less Exercise	(1,770)
Preference Shares #	-	-	After Exercise	1,509,699,848	1,654,139,318.84	After Exercise	26,647,627

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature :

Designation : Vice President   Date : 12-Dec-06

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
1,770	$15.07	$26,673.90	
1,770	Total value of shares exercised =	$26,673.90	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company in ◉ Yes
general meeting to issue   ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be
changed by suffixing time-
stamp with the actual file
name as

[Browse...]

(Click 'Browse' to select file for attachment)

filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/
secretary
signed the
above, please
select
accordingly :

☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person
other than a
director /
secretary
signed the
above, please
enter name(s)
and capacity
(ies) or
designation of
person(s) who
signed the
resolution or
the minutes
incorporating
the resolution
or the written
resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to
the best of my knowledge.

Save | Reset

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	**Share payable in cash**	**For a consideration other than cash**	**Share Capital / Allottees' Particulars**	**Shareholders list after the allotment**	**Summary of Capital**

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   1770

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 15.07

unpaid : 0

Save   Delete   Reset   Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No. **Name** **Shareholder Category**

S1112174H   YEO POH CHIN,SUZANA   Individual

LOCAL COMPANY TRANSACTIONS

| | Submit |

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1112174H   [Retrieve Details]

Identification Type : *   NRIC

Name : *   .YEO POH CHIN,SUZANA

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                    ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 787754   [|Retrieve Address]

Block/House No. : 165

Street Name : **TAGORE.AVENUE**

Unit : #   -

Building/Estate Name : **GREEN MEADOWS**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   1770

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   12/12/2006   (dd/mm/yyyy)

Save   Reset   Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

	Ordinary	Preference	Others
Class of Shares :			
Number of Shares :	**1509699848**	**86084215**	**0**
Amount of Issued Share Capital :	**1654139318.84**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1654139318.84**	**86084215**	**0**





Payment Application

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	12/12/2006

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR00000002073265A

Transaction No.	Company Registration No.	Company Name
C060618827	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]

biz FILE

GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002073265A

Date/Time : 12/12/2006 16:53

Transaction No   : C060618827

Print

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,374.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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⊠DBS

November 23, 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 6 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

06-1F-003 (09/2004)
Co. Reg. No: 199901152M

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 12,000 SHARES FULLY PAID ARISING FROM
THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (*If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.*)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital		Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
					Shares	$	
Ordinary Shares	-	-	Before Exercise	Before Exercise	1,508,568,738	1,637,357,315.39	Before Exercise	27,778,737
Preference Shares*	-	-	Add Exercise		12,000	212,400.00	Less Exercise	(12,000)
Preference Shares #	-	-	After Exercise	After Exercise	1,508,580,738	1,637,569,715.39	After Exercise	27,766,737

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Authorised Signature :

Name : Sherylene Wang

Designation : Vice President

Date : 23-Nov-06

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")·

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
12,000	$17.70	$212,400.00	
12,000	Total value of shares exercised =	$212,400.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company in   ⊙ Yes
general meeting to issue   ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as

filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

[Browse...]

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

HA9010000 / LEONG CHUN YING

S0016173Z / KOH BOON HWEE

If a director/ secretary signed the above, please select accordingly :

☐ S0016173Z / KOH BOON HWEE

☐ S0040556F / GOH GEOK LING

☐ S0114104Z / HENG LEE CHENG

☐ S0234644C / KWA CHONG SENG

☐ S0820599Z / ANG KONG HUA

☐ S1462421Z / PETER ONG BOON KWEE

☐ S2549567E / WONG NGIT LIONG

☐ S2622983I / JEANNIE HUI

☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset

11/23/2006



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	12000		

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 17.70

unpaid : 0

Save   Delete   Reset   Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S0180405G	SEOW KHENG HEE	Individual
S1355702J	GOH LEE ENG	Individual
S1807859G	FOO BOON PING	Individual
S2166473A	WONG SIEW LIEN	Individual

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares


Submit


Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⊙ **Allottee is an Individual**
◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

Identification No. : *   S1807859G   [Retrieve Details]

Identification Type : *   NRIC

Name : *   FOO BOON PING

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ⊙ Local
                    ◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 510505   [Retrieve Address]

Block/House No. : 505

Street Name : **PASIR RIS STREET 52**

Unit : # 05 - 199

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   2000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   23/11/2006   (dd/mm/yyyy)

Save   Reset   Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S2166473A   [Retrieve Details]

Identification Type : *   NRIC

Name : *   WONG SIEW LIEN

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
○ Foreign

Local Address (* If Address Type is Local Address)

Postal Code : 597708   [Retrieve Address]

Block/House No. : 18

Street Name : **LORONG PISANG UDANG**

Unit : # ___ - ___

Building/Estate Name : **HOOVER PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* If Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   2000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   23/11/2006   (dd/mm/yyyy)

Save   Reset   Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1355702J   [Retrieve Details]

Identification Type : *   NRIC

Name : *   GOH LEE ENG

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local   ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   140157   [Retrieve Address]

Block/House No. :   157

Street Name :   **MEI LING STREET**

Unit :   # 05   - 68

Building/Estate Name. :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 3000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 23/11/2006 (dd/mm/yyyy)

[Save] [Reset] [Back]

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a considreartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S0180405G   Retrieve Details

Identification Type : * NRIC

Name : * SEOW KHENG HEE

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local
○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 268165   Retrieve Address

Block/House No. : 151H

Street Name : **KING'S ROAD**

Unit : # 12 - 30

Building/Estate Name : **FARRER COURT**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch   Search

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 5000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 23/11/2006 (dd/mm/yyyy)

Save Reset Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1508580738	86084215	0
Amount of Issued Share Capital :	1637569715.39	86084215	0
Amount of Paid-up Share Capital :	1637569715.39	86084215	0





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If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M.
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	23/11/2006

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

 

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002047904A

Transaction No.	**Company Registration No.**	**Company Name**
C060589950	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002047904A	Date/Time : 23/11/2006 15:25
Transaction No	: C060589950	[Print]
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share	10.00	1	10.00

COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :

199901152M / DBS GROUP HOLDINGS LTD

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,104.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 26,000 SHARES FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	-	-	Before Exercise	1,508,580,738	1,637,569,715.39	Before Exercise	27,766,737
Preference Shares*	-	-	Add Exercise	26,000	382,980.00	Less Exercise	(26,000)
Preference Shares #	-	-	After Exercise	1,508,606,738	1,637,952,695.39	After Exercise	27,740,737

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Authorised Signature :

Name : Sherylene Wang

Designation : Vice President   Date : 23-Nov-06

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares

Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
26,000	$14.73	$382,980.00	
26,000	Total value of shares exercised =	$382,980.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⦿ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as

filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :

☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

[Save] [Reset]



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   26000

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

Save   Delete   Reset   Back





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee Add.

List of Allottees and their particulars

Identification No./Registration Name No.		Shareholder Category
S1272090D	DAVID LAU CHENG HUAT	Individual
S1638513A	WONG TECK KHIM	Individual
S1827081A	ONG BEE LIAN	Individual

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual
○ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1827081A ⟋ | Retrieve Details |

Identification Type : * NRIC ⟋

Name : * ONG BEE LIAN ⟋

Nationality : * SINGAPOREAN (301) ⟋

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ⟋
○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 556134 | Retrieve Address |

Block/House No. : 9 ▨ ⟋

Street Name : **SERANGOON AVENUE 2** ⟋

Unit : # 13 - 26 ⟋

Building/Estate Name : **SUNGLADE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch | Search |

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   3000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   23/11/2006   (dd/mm/yyyy)

Save   Reset   Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual
○ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1638513A — [Retrieve Details]

Identification Type : * NRIC

Name : * WONG TECK KHIM

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local
○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 466402 [Retrieve Address]

Block/House No. : 214

Street Name : **UPPER EAST COAST ROAD**

Unit : # 09 - 06

Building/Estate Name : **EASTERN LAGOON**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   3000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   23/11/2006   (dd/mm/yyyy)

Save   Reset   Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ **Allottee is an Individual**
◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1272090D   [Retrieve Details]

Identification Type : *   NRIC

Name : *   LAU CHENG HUAT DAVID

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ⦿ Local
　　　　　　　　◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   557278   [Retrieve Address]

Block/House No. :   35

Street Name :   **KENSINGTON PARK ROAD**

Unit :   #   -

Building/Estate Name :   **SERANGOON GARDEN ESTATE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   20000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   23/11/2006   (dd/mm/yyyy)

Save   Reset   Back



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

	Ordinary	Preference	Others
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1508606738	86084215	0
Amount of Issued Share Capital :	1637952695.39	86084215	0
Amount of Paid-up Share Capital :	1637952695.39	86084215	0

 

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	23/11/2006

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002048003A

Transaction No.	Company Registration No.	Company Name
C060590056	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002048003A

Transaction No   : C060590056

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

Date/Time : 23/11/2006 15:53

Print

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
	Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,094.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME   LOGOUT

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 2,100 SHARES FULLY PAID ARISING FROM
THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital		Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares
					Shares	$	
Ordinary Shares	-	-	Before Exercise		1,508,606,738	1,637,952,695.39	Before Exercise	27,740,737
Preference Shares*	-	-	Add Exercise		2,100	25,767.00	Less Exercise	(2,100)
Preference Shares #	-	-	After Exercise		1,508,608,838	1,637,978,462.39	After Exercise	27,738,637

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature :

Designation : Vice President   Date :   23-Nov-06

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
2,100	$12.27	$25,767.00	
2,100	Total value of shares exercised =	$25,767.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit.

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company in   ⦿ Yes   /
general meeting to issue   ◯ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors ▦ /

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's ▦ /

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be
changed by suffixing time-
stamp with the actual file
name as

filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :

- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares : . 2100

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 12.27

unpaid : 0

Save | Delete | Reset | Back



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration Name No.   **Shareholder Category**

S1828474Z   ANG TECK WEE   Individual

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual
◯ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1828474Z   [Retrieve Details]

Identification Type : *   NRIC

Name : *   ANG TECK WEE

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                     ◯ Foreign

Local Address (* if Address Type is Local Address)

        Postal Code :   469338   [Retrieve Address]

        Block/House No. :   215

        Street Name :   **BEDOK SOUTH AVENUE 1**

        Unit :   # 02 - 19

        Building/Estate Name :   **CASAFINA**

Foreign Address (* if Address Type is Foreign Address)

        Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   2100

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   23/11/2006   (dd/mm/yyyy)

Save   Reset   Back

LOCAL COMPANY TRANSACTIONS

| HOME | LOGOUT |

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

	Ordinary	Preference	Others
Class of Shares :			
Number of Shares :	1508608838	86084215	0
Amount of Issued Share Capital :	1637978462.39	86084215	0
Amount of Paid-up Share Capital :	1637978462.39	86084215	0





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	23/11/2006

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002048035A

Transaction No.	Company Registration No.	Company Name
C060590088	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]



GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002048035A	Date/Time : 23/11/2006 16:01
Transaction No	: C060590088	[Print]
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

	Total (S$) :	10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,084.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 29,920 SHARES FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	-	-	Before Exercise	1,508,608,838	1,637,978,462.39	Before Exercise	27,738,637
Preference Shares*	-	-	Add Exercise	29,920	311,168.00	Less Exercise	(29,920)
Preference Shares #	-	-	After Exercise	1,508,638,758	1,638,289,630.39	After Exercise	27,708,717

3. Outstanding Warrants/TSRs : N.A.

   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature :

Designation : Vice President   Date : 23-Nov-06

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee payable (unless the additional listing fee for the next 4 million Shares is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
29,920	$10.40	$311,168.00	
29,920	Total value of shares exercised =	$311,168.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company in   ⊙ Yes
general meeting to issue   ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be
changed by suffixing time-
stamp with the actual file
name as

filenameyyyyMMddmmsstt

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING

If a director/
secretary
signed the
above, please
select
accordingly :

☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person
other than a
director /
secretary
signed the
above, please
enter name(s)
and capacity
(ies) or
designation of
person(s) who
signed the
resolution or
the minutes
incorporating
the resolution
or the written
resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	29920		

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 10.40

unpaid : 0

Save   Delete   Reset   Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
D302975(2)	WU SHENG KEUNG	Individual
D843945(2)	LEUNG SHIU KAY	Individual
S1828474Z	ANG TECK WEE	Individual
S2504156I	KAN MEW CHENG	Individual

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual
○ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * D843945(2)   [Retrieve Details]

Identification Type : * PASSPORT/ OTHERS

Name : * LEUNG SHIU KAY

Nationality : * HONG KONG RESIDENT (332)

Mobile No :

Occupation :

Email Address :

Address Type : * ○ Local
             ◉ Foreign

Local Address (* if Address Type is Local Address)

    Postal Code :   [Retrieve Address]

    Block/House No. :

    Street Name :

    Unit : #

    Building/Estate Name :

Foreign Address (* If Address Type is Foreign Address)

    Address : THE CENTER, 10/F, 99 QUEENS ROAD,

              CENTRAL, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   3720

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   23/11/2006   (dd/mm/yyyy)

Save | Reset | Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual
◯ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1828474Z   [Retrieve Details]

Identification Type : *   NRIC

Name : *   ANG TECK WEE

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                    ◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 469338   [Retrieve Address]

Block/House No. : 215

Street Name : **BEDOK SOUTH AVENUE 1**

Unit : # 02 - 19

Building/Estate Name : **CASAFINA**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   6000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   23/11/2006   (dd/mm/yyyy)

Save   Reset   Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⊙ Allottee is an Individual
○ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S2504156I   [Retrieve Details]

Identification Type : *   NRIC

Name : *   KAN MEW CHENG WENDY

Nationality : *   SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : *   ⊙ Local
                    ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 545953   [Retrieve Address]

Block/House No. : 11A

Street Name : **SIMON PLACE**

Unit : #_____-:

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 10900

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 23/11/2006 (dd/mm/yyyy)

Save   Reset   Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders List after the allotment	Summary of Capital

Particulars of Allottee

Shareholder Category : * **Individual**

Identification No. : * **D302975(2)**

Identification Type : * **PASSPORT/ OTHERS**

Name : * WU SHENG KEUNG

Nationality : * BRITISH, UNITED KINGDOM (110)

Mobile No. :

Occupation :

Email Address :

Address Type : * ○ Local
⦿ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : #   -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : G/F, 87 TAI HANG ROAD,

CAUSEWAY BAY, HONGKONG

Class of Shares	Currency	Share Group	Shares Allotted	Total number of shares after allotment
Ordinary	SINGAPORE DOLLAR (099)		9300	9300

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip

this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :

b) Class of shares allotted :   Ordinary

c) Currency :

d) Date of allotment :   (dd/mm/yyyy)

[Save] [Reset] [Delete] [Back]

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	Shareholders list after the allotment	Summary of Capital

Please fill in the following information. Fields marked * must be completed.

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned :
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 9300

b) Class of shares allotted : **Ordinary**

c) Currency : **SINGAPORE DOLLAR**

d) Date of allotment : 23/11/2006

Save | Reset | Delete | Back



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1508638758**	**86084215**	**0**
Amount of Issued Share Capital :	**1638289630.39**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1638289630.39**	**86084215**	**0**



Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :   199901152M

Registered Name :   DBS GROUP HOLDINGS LTD

Transaction Type :   Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) :   10.00

Late Lodgement Fee CA (S$):   0.00

Composition Amount (S$) :   0.00

Service Charge (S$) :   0.00

GST (if any) :   0.00

Total Amount (S$) :   10.00

Payment Mode :   ⊙ Deposit Account Service
                                  ○ Others (Credit Card, Cash Card, Internet Banking, etc)

Deposit Service Account No :   030429

Payment Date :   23/11/2006

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENT ACKNOWLEDGEMENT

EP Ref No :
Receipt No. : ACR0000002048091A

Transaction No.	Company Registration No.	Company Name
C060590152	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]

GST No. : M9-0008879-T

RECEIPT

Receipt No : ACR0000002048091A

Date/Time : 23/11/2006 16:20

Transaction No : C060590152

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,074.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME   LOGOUT

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 6,130 SHARES FULLY PAID ARISING FROM THE 2004 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	-	-	Before Exercise	1,508,638,758	1,638,289,630.39	Before Exercise	27,708,717
Preference Shares*	-	-	Add Exercise	6,130	90,294.90	Less Exercise	(6,130)
Preference Shares #	-	-	After Exercise	1,508,644,888	1,638,379,925.29	After Exercise	27,702,587

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature :

Designation : Vice President   Date : 23-Nov-06

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares

Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
6,130	$14.73	$90,294.90	
6,130	Total value of shares exercised =	$90,294.90	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company in ⊙ Yes /
general meeting to issue ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors /

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's /

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be
changed by suffixing time-
stamp with the actual file
name as

[Browse...]

(Click 'Browse' to select file for attachment)

filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/
secretary
signed the
above, please
select
accordingly :

☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person
other than a
director /
secretary
signed the
above, please
enter name(s)
and capacity
(ies) or
designation of
person(s) who
signed the
resolution or
the minutes
incorporating
the resolution
or the written
resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to
the best of my knowledge.

[Save] [Reset]

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |

Number of shares :   6130

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

Save   Delete   Reset   Back



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

To Add Allottee [Add]

List of Allottees and their particulars

Identification No./Registration No. | Name | Shareholder Category

| D121802(7) | HO KIT PUI NELSON | Individual |
| D671208(9) | LEUNG YU HUNG LAWRENCE | Individual |

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual
○ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * D671208(9) [Retrieve Details]

Identification Type : * PASSPORT/ OTHERS

Name : * LEUNG YU HUNG LAWRENCE

Nationality : * HONG KONG RESIDENT (332)

Mobile No :

Occupation :

Email Address :

Address Type : * ○ Local
◉ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : #   -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : FLAT A, 9/F, WILTON PLACE

18 PARK ROAD, MID LEVELS, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   2130

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   23/11/2006   (dd/mm/yyyy)

[Save] [Reset] [Back]

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ Allottee is an Individual
◯ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   D121802(7)   [Retrieve Details]

Identification Type : *   PASSPORT/OTHERS

Name : *   HO KIT PUI

Nationality : *   HONG KONG RESIDENT (332)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◯ Local
⦿ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   [Retrieve Address]

Block/House No. :

Street Name :

Unit : #

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :   UNIT 28/S, BLK A KORNRICK, QUARRY BAY

HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   4000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   23/11/2006   (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1,508,644,888	86084215	0
Amount of Issued Share Capital :	1638379925.29	86084215	0
Amount of Paid-up Share Capital :	1638379925.29	86084215	0

 

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	23/11/2006

Submit   Cancel

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002048122A

Transaction No.	**Company Registration No.**	**Company Name**
C060590179	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]

biz FILE

GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002048122A

Date/Time : 23/11/2006 16:27

Transaction No   : C060590179

[Print]

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,064.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

[**HOME** | **LOGOUT**]

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 450 SHARES FULLY PAID ARISING FROM THE 2005 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital		Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
					Shares	$		
Ordinary Shares	-	-	Before Exercise		1,508,644,888	1,638,379,925.29	Before Exercise	27,702,587
Preference Shares*	-	-	Add Exercise		450	6,781.50	Less Exercise	(450)
Preference Shares #	-	-	After Exercise		1,508,645,338	1,638,386,706.79	After Exercise	27,702,137

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name   :   Sherylene Wang   Authorised Signature   :

Designation :   Vice President   Date   :   23-Nov-06

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
450	$15.07	$6,781.50	
450	Total value of shares exercised =	$6,781.50	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⊙ Yes
◯ No.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as

filenameyyyyMMddmmsstt

[Browse...]

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/
secretary
signed the
above, please
select
accordingly :

☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☑ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☑ S2622983I / JEANNIE HUI
☑ Z1557926 / NARAYANA MURTHY

If a person
other than a
director /
secretary
signed the
above, please
enter name(s)
and capacity
(ies) or
designation of
person(s) who
signed the
resolution or
the minutes
incorporating
the resolution
or the written
resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	450		

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid :	15.07		
unpaid :	0		

Save   Delete   Reset   Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee | Add |

List of Allottees and their particulars

Identification No./Registration No.   **Name**   **Shareholder Category**

S1828474Z   ANG TECK WEE   Individual

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ Allottee is an Individual
○ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1828474Z   [Retrieve Details]

Identification Type : * NRIC

Name : * ANG TECK WEE

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ⦿ Local
○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 469338 [Retrieve Address]

Block/House No. : 215

Street Name : **BEDOK SOUTH AVENUE 1**

Unit : # 02 - 19

Building/Estate Name : **CASAFINA**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch   [Search]

Registration No. : *

https://www.psi.gov.sg/NASApp/tmf/TMFServlet   11/23/2006

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 450

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 23/11/2006 (dd/mm/yyyy)

[Save] [Reset] [Back]

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

	Ordinary	Preference	Others
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1508645338	86084215	0
Amount of Issued Share Capital :	1638386706.79	86084215	0
Amount of Paid-up Share Capital :	1638386706.79	86084215	0





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	23/11/2006

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002048135A

Transaction No.	Company Registration No.	Company Name
C060590192	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

| View Receipt |

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002048135A
Transaction No	: C060590192
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 23/11/2006 16:32

[Print]

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,054.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	LOGOUT



November 24, 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 7 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd   Tel: 65.6878 5820
Legal & Secretariat   Fax: 65.6222 1035
6 Shenton Way #39-02 DBS Building Tower One   www.dbs.com
Singapore 068809

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 33,000 SHARES FULLY PAID ARISING FROM THE 1999 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME. ("SCHEME").

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	-	-	Before Exercise	1,508,645,338	1,638,386,706.79	Before Exercise	27,702,137
Preference Shares*	-	-	Add Exercise	33,000	504,900.00	Less Exercise	(33,000)
Preference Shares #	-	-	After Exercise	1,508,678,338	1,638,891,606.79	After Exercise	27,669,137

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature :

Designation : Vice President   Date : 24-Nov-06

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
33,000	$15.30	$504,900.00	
33,000	Total value of shares exercised =	$504,900.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices .

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⦿ Yes
◯ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors ✓

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's ✓

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as

filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING
	☐ S0016173Z / KOH BOON HWEE
	☐ S0040556F / GOH GEOK LING
	☐ S0114104Z / HENG LEE CHENG
	☐ S0234644C / KWA CHONG SENG
	☐ S0820599Z / ANG KONG HUA
	☐ S1462421Z / PETER ONG BOON KWEE
	☐ S2549567E / WONG NGIT LIONG
	☐ S2622983I / JEANNIE HUI
	☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares : Ordinary   Preference   Others

Number of shares : 33000

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 15.30

unpaid : 0

Save   Delete   Reset   Back



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

To Add Allottee [Add]

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S0008262G	CHUA BEE CHOO	Individual
S1193878G	FONG WHYE CHOO	Individual
S2602563Z	LING HEE KEONG JEFFREY	Individual

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**

○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S2602563Z   [Retrieve Details]

Identification Type : * NRIC

Name : * LING HEE KEONG JEFFREY

Nationality : * SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 556122 [Retrieve Address]

Block/House No. : 145

Street Name : **SERANGOON AVENUE 3**

Unit : # 03 - 03

Building/Estate Name : **SPRINGBLOOM, THE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares Is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   3000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   24/11/2006   (dd/mm/yyyy)

[Save] [Reset] [Back]

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⊙ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1193878G   Retrieve Details

Identification Type : * NRIC

Name : * FONG WHYE CHOO

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ⊙ Local
                  ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 467772   Retrieve Address

Block/House No. : 10

Street Name : **LIMAU WALK**

Unit : #   -

Building/Estate Name : **KEW COTTAGES**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch   Search

Registration No. : *

Name :

Address Type :

Local Address (* If Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* If Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 10000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 24/11/2006 (dd/mm/yyyy)

Save   Reset   Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⊙ Allottee is an Individual
○ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S0008262G [Retrieve Details]

Identification Type : * NRIC

Name : * CHUA BEE CHOO

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ⊙ Local
○ Foreign

Local Address (* If Address Type is Local Address)

Postal Code : 369496 [Retrieve Address]

Block/House No. : 117

Street Name : **JALAN ANGGEREK**

Unit : #   -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   20000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   24/11/2006 (dd/mm/yyyy)

Save   Reset   Back


Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

	Ordinary	Preference	Others
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1,508,678,338	86084215	0
Amount of Issued Share Capital :	1,638,891,606.79	86084215	0
Amount of Paid-up Share Capital :	1,638,891,606.79	86084215	0





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	24/11/2006

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002049382A

Transaction No.	**Company Registration No.**	**Company Name**
C060591646	**199901152M**	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]

GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002049382A

Transaction No   : C060591646

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No.   :

Date/Time : 24/11/2006 14:10

[Print]

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,044.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 25,800 SHARES FULLY PAID ARISING FROM THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	-	-	Before Exercise 1,508,678,338	1,638,891,606.79	Before Exercise	27,669,137
Preference Shares*	-	-	Add Exercise 25,800	456,660.00	Less Exercise	(25,800)
Preference Shares #	-	-	After Exercise 1,508,704,138	1,639,348,266.79	After Exercise	27,643,337

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature :

Designation : Vice President   Date : 24-Nov-06

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
25,800	$17.70	$456,660.00	
25,800	Total value of shares exercised =	$456,660.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. ◉ Yes ○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

	☐ HA9016000 / LEUNG CHUN YING
	☐ S0016173Z / KOH BOON HWEE
	☐ S0040556F / GOH GEOK LING
If a director/	☐ S0114104Z / HENG LEE CHENG
secretary	☐ S0234644C / KWA CHONG SENG
signed the	☐ S0820599Z / ANG KONG HUA
above, please	☐ S1462421Z / PETER ONG BOON KWEE
select	☐ S2549567E / WONG NGIT LIONG
accordingly :	☐ S2622983I / JEANNIE HUI
	☐ Z1557926 / NARAYANA MURTHY

If a person
other than a
director /
secretary
signed the
above, please
enter name(s)
and capacity
(ies) or
designation of
person(s) who
signed the   (maximum 300 characters)
resolution or
the minutes
incorporating
the resolution
or the written
resolution :

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

[Save] [Reset]



Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	25800		

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 17.70

unpaid : 0

| Save | Delete | Reset | Back |





Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee [Add]

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
D449121(2)	SHING ANGELA OI-KWAN	Individual
S1184310G	ALBERT LIM CHYE HUAT	Individual
S1451533Z	TAN KOK SOON	Individual
S2706397G	ANDREW DAVID CHARLES GLAUSER	Individual
S6813657A	LIN PANG KUANG PAMELA	Individual

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1184310G   [Retrieve Details]

Identification Type : *   NRIC

Name : *   LIM CHYE HUAT ALBERT

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local   ◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 560173   [Retrieve Address]

Block/House No. : 173

Street Name : **ANG MO KIO AVENUE 4**

Unit : # 13 - 703

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   1,000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   24/11/2006   (dd/mm/yyyy)

Save   Reset   Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ **Allottee is an Individual**
◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1451533Z   Retrieve Details

Identification Type : *   NRIC

Name : *   TAN KOK SOON

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ⦿ Local
                    ◯ Foreign

Local Address (* if Address Type is Local Address)

    Postal Code : 570262   Retrieve Address

    Block/House No. : 262

    Street Name : **BISHAN STREET 22**

    Unit : # 09 - 287

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

    Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   Search

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 2000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 24/11/2006 (dd/mm/yyyy)

Save   Reset   Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S6813657A   /   [Retrieve Details]

Identification Type : *   NRIC   /

Name : *   LIN PANG KUANG PAMELA

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                    ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 567748 / [Retrieve Address]

Block/House No. : 16

Street Name : **ANG MO KIO CENTRAL 3**

Unit : # 04 - 26

Building/Estate Name : **GRANDEUR 8**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   5000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   24/11/2006   (dd/mm/yyyy)

Save   Reset   Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * D449121(2) [Retrieve Details]

Identification Type : * PASSPORT/ OTHERS

Name : * SHING ANGELA OI-KWAN

Nationality : * AUSTRALIAN (701)

Mobile No :

Occupation :

Email Address :

Address Type : * ○ Local ◉ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : #

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : 12/F 139 QUEEN'S ROAD CENTRAL, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   7000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   24/11/2006   (dd/mm/yyyy)

Save   Reset   Back


Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S2706397G [Retrieve Details]

Identification Type : * NRIC

Name : * ANDREW DAVID CHARLES GLAUSER

Nationality : * AUSTRALIAN (701)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local
○ Foreign

Local Address (* if Address Type is Local Address)

　　　　Postal Code : 267938 [Retrieve Address]

　　　Block/House No. : 18

　　　　Street Name : **LEEDON HEIGHTS**

　　　　　　　Unit : # 14 - 04

Building/Estate Name : **LEEDON HEIGHTS**

Foreign Address (* if Address Type is Foreign Address)

　　　　　Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   10800

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   24/11/2006   (dd/mm/yyyy)

Save   Reset   Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

	Ordinary	Preference	Others
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1508704138**	**86084215**	**0**
Amount of Issued Share Capital :	**1639348266.79**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1639348266.79**	**86084215**	**0**





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	24/11/2006

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

 
PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002049436A

Transaction No.	Company Registration No.	Company Name
C060591703	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002049436A

Date/Time : 24/11/2006 14:23

Transaction No   : C060591703

Print

Agency   : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,034.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

| HOME | LOGOUT |

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 20,000 SHARES FULLY PAID ARISING FROM
THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital		Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
					Shares	$		
Ordinary Shares	-	-	Before Exercise	1,508,704,138	1,639,348,266.79	Before Exercise	27,643,337	
Preference Shares*	-	-	Add Exercise	20,000	258,600.00	Less Exercise	(20,000)	
Preference Shares #	-	-	After Exercise	1,508,724,138	1,639,606,866.79	After Exercise	27,623,337	

3. Outstanding Warrants/TSRs   : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds   : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name   :   Sherylene Wang   Authorised Signature   :

Designation   :   Vice President   Date   :   24-Nov-06

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
20,000	$12.93	$258,600.00	
20,000	Total value of shares exercised =	$258,600.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company in ⦿ Yes
general meeting to issue ◯ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING
	☐ S0016173Z / KOH BOON HWEE
	☐ S0040556F / GOH GEOK LING
	☐ S0114104Z / HENG LEE CHENG
	☐ S0234644C / KWA CHONG SENG
	☐ S0820599Z / ANG KONG HUA
	☐ S1462421Z / PETER ONG BOON KWEE
	☐ S2549567E / WONG NGIT LIONG
	☐ S2622983I / JEANNIE HUI
	☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares : Ordinary   Preference   Others

Number of shares : 20000 | |____

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 12.93

unpaid : 0

Save   Delete   Reset   Back

https://www.psi.gov.sg/NASApp/tmf/TMFServlet?action=PROCESS&gotoPage=BIZ... 11/24/2006





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee [Add]

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
E917149(9)	CHIANG WAI SAM VINCENT	Individual

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   E917149(9)   [Retrieve Details]

Identification Type : *   PASSPORT/ OTHERS

Name : *   CHIANG WAI SAM VINCENT

Nationality : *   CANADIAN (501)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◯ Local
◉ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   [Retrieve Address]

Block/House No. :

Street Name :

Unit : #   -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : 12A, 160 GLOUCESTER ROAD, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   20000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   24/11/2006   (dd/mm/yyyy)

Save   Reset   Back


Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1508724138	86084215	0
Amount of Issued Share Capital :	1639606866.79	86084215	0
Amount of Paid-up Share Capital :	1639606866.79	86084215	0





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	24/11/2006

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

 
PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002049452A

Transaction No.	**Company Registration No.**	**Company Name**
C060591717	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

| View Receipt |



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002049452A

Date/Time : 24/11/2006 14:28

Transaction No   : C060591717

Print

Agency   : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,024.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	LOGOUT

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 21,000 SHARES FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
				Shares	$	
Ordinary Shares	-	-	Before Exercise	1,508,724,138	1,639,606,866.79	Before Exercise	27,623,337
Preference Shares*	-	-	Add Exercise	21,000	309,330.00	Less Exercise	(21,000)
Preference Shares #	-	-	After Exercise	1,508,745,138	1,639,916,196.79	After Exercise	27,602,337

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Authorised Signature :

Name : Sherylene Wang

Designation : Vice President

Date : 24-Nov-06

Enclosures :
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
21,000	$14.73	$309,330.00	
21,000	Total value of shares exercised =	$309,330.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⊙ Yes
◯ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

Browse....

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a director/ secretary signed the above, please select accordingly :

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	21000		

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

	paid :	14.73		
	unpaid :	0		

Save | Delete | Reset | Back





Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee [Add]

List of Allottees and their particulars

Identification No./Registration No. | **Name** | **Shareholder Category**

Identification No./Registration No.	Name	Shareholder Category
S1175121J	HO SHEW EE	Individual
S1544062G	TAN SAI TIEN	Individual
S2706441H	THOMAS KAZIMIERAS VAINIUS	Individual

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1175121J | Retrieve Details |

Identification Type : *   NRIC

Name : *   HO SHEW EE

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 436606 | Retrieve Address |

Block/House No. : 175

Street Name : **TANJONG RHU ROAD**

Unit : # 03 - 11

Building/Estate Name : **WATER PLACE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch | Search |

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   6000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   24/11/2006   (dd/mm/yyyy)

Save   Reset   Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual
◯ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1544062G   [Retrieve Details]

Identification Type : * NRIC

Name : * TAN SAI TIEN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local   ◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 436885   [Retrieve Address]

Block/House No. : 6C

Street Name : **TANJONG RHU ROAD**

Unit : # 02 - 02

Building/Estate Name : **LA VILLE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   5000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   24/11/2006   (dd/mm/yyyy)

Save   Reset   Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⊙ **Allottee is an Individual**

○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * ·S2706441H / [Retrieve Details]

Identification Type : * ·NRIC /

Name : * THOMAS KAZIMIERAS VAINIUS /

Nationality : * SINGAPORE P.R. (300) /

Mobile No :

Occupation :

Email Address :

Address Type : * ⊙ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 589148 / [Retrieve Address]

Block/House No. : .52 /

Street Name : **HUA GUAN AVENUE**

Unit : #

Building/Estate Name : **HONG KONG PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

        Postal Code :

    Block/House No. :

      Street Name :

         Unit : # -

 Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

       Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   10,000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   24/11/2006 (dd/mm/yyyy)

          [Save] [Reset] [Back]

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1508745138**	**86084215**	**0**
Amount of Issued Share Capital :	**1639916196.79**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1639916196.79**	**86084215**	**0**


Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	24/11/2006

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.




PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002049478A

Transaction No.	**Company Registration No.**	**Company Name**
C060591748	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002049478A

Date/Time : 24/11/2006 14:37

Transaction No   : C060591748

Print

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,014.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

| HOME | LOGOUT |

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 12,350 SHARES FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
    (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital		Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares
					Shares	$	
Ordinary Shares	-	-	Before Exercise	1,508,745,138	1,639,916,196.79	Before Exercise	27,602,337
Preference Shares*	-	-	Add Exercise	12,350	128,440.00	Less Exercise	(12,350)
Preference Shares #	-	-	After Exercise	1,508,757,488	1,640,044,636.79	After Exercise	27,589,987

3. Outstanding Warrants/TSRs : N.A.
    Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name   :   Sherylene Wang   Authorised Signature   :

Designation   :   Vice President   Date   :   24-Nov-06

Enclosures .
*   A copy of the Return of Allotment filed with the ACRA
*   Confirmation of despatch of share certificates
*   Details of options granted and exercised in the Scheme
*   Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
12,350	$10.40	$128,440.00	
12,350	Total value of shares exercised =	$128,440.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as

[Browse....]

(Click 'Browse' to select file for attachment)

filename*yyyyMMddmmsstt*

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☑ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☑ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |

Number of shares :   12350

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 10.40

unpaid : 0

Save   Delete   Reset   Back



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1175121J	HO SHEW EE	Individual
S1256158Z	TAN CHUAN LYE	Individual
S1327345F	WEE AIK HUAT VINCENT	Individual

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
◌ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1327345F   [Retrieve Details]

Identification Type : *   NRIC

Name : *   WEE AIK HUAT VINCENT

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                     ◌ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 568431   [Retrieve Address]

Block/House No. : 70

Street Name : **MEI HWAN DRIVE**

Unit : # 03 - 18

Building/Estate Name : **GOLDENHILL PARK CONDOMINIUM**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type : ·

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

·Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 2000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 24/11/2006 (dd/mm/yyyy)

Save   Reset   Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⊙ Allottee is an Individual
◯ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1175121J   /   [Retrieve Details]

Identification Type : *   NRIC   /

Name : *   HO SHEW EE   /

Nationality : *   SINGAPOREAN (301)   /

Mobile No :

Occupation :

Email Address :

Address Type : *   ⊙ Local
                   ◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 436606 / [Retrieve Address]

Block/House No. : 175 /

Street Name : **TANJONG RHU ROAD**

Unit : # 03 - 11 /

Building/Estate Name : **WATER PLACE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 4050

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 24/11/2006 (dd/mm/yyyy)

Save | Reset | Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual
◯ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1256158Z   [Retrieve Details]

Identification Type : *   NRIC

Name : *   TAN CHUAN LYE

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                     ◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 805969   [Retrieve Address]

Block/House No. : 5

Street Name : **UPPER NERAM ROAD**

Unit : # ___ - ___

Building/Estate Name : **TUAN SING PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* If Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* If Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   6300

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   24/11/2006   (dd/mm/yyyy)

Save   Reset   Back


LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

	Ordinary	Preference	Others
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1508757488	86084215	0
Amount of Issued Share Capital :	1640044636.79	86084215	0
Amount of Paid-up Share Capital :	1640044636.79	86084215	0



Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	24/11/2006

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.





PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR00000002049511A

Transaction No.	Company Registration No.	Company Name
C060591779	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

| View Receipt |



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002049511A

Date/Time : 24/11/2006 14:44

Transaction No : C060591779

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,004.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 10,980 SHARES FULLY-PAID ARISING FROM THE 2004 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
				Shares	$	
Ordinary Shares	-	-	Before Exercise	1,508,757,488	1,640,044,636.79	Before Exercise	27,589,987
Preference Shares*	-	-	Add Exercise	10,980	161,735.40	Less Exercise	(10,980)
Preference Shares #	-	-	After Exercise	1,508,768,468	1,640,206,372.19	After Exercise	27,579,007

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Authorised Signature :

Name : Sherylene Wang

Designation : Vice President

Date : 24-Nov-06

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
10,980	$14.73	$161,735.40	
10,980	Total value of shares exercised =	$161,735.40	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company in ⊙ Yes
general meeting to issue ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be
changed by suffixing time-
stamp with the actual file
name as

Browse...

(Click 'Browse' to select file for attachment)

filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :

☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   10980

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

[Save] [Delete] [Reset] [Back]



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee [Add]

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
C294616(3)	YUEN SIU PO	Individual
E917149(9)	CHIANG WAI SAM VINCENT	Individual

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ Allottee is an Individual
○ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * E917149(9)   [Retrieve Details]

Identification Type : * PASSPORT/OTHERS

Name : * CHIANG WAI SAM VINCENT

Nationality : * CANADIAN (501)

Mobile No :

Occupation :

Email Address :

Address Type : * ○ Local
⦿ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   [Retrieve Address]

Block/House No. :

Street Name :

Unit : #   -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : 12A, 160 GLOUCESTER ROAD, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* If Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 1980

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 24/11/2006 (dd/mm/yyyy)

Save | Reset | Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ **Allottee is an Individual**
◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   C294616(3)   [Retrieve Details]

Identification Type : *   PASSPORT/ OTHERS

Name : *   YUEN SIU PO

Nationality : *   CHINESE (336)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◯ Local
                     ⦿ Foreign

Local Address (* if Address Type is Local Address)

    Postal Code :   [Retrieve Address]

    Block/House No. :

    Street Name :

    Unit : #   -

    Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

    Address : FLAT H, 23/F, BLOCK 7 JUBILEE GARDEN, SHATIN,

            HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* If Address Type is Local Address).

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* If Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   9000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   24/11/2006   (dd/mm/yyyy)

[Save] [Reset] [Back]



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1,508,768,468	86084215	0
Amount of Issued Share Capital :	1,640,206,372.19	86084215	0
Amount of Paid-up Share Capital :	1,640,206,372.19	86084215	0



Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	24/11/2006

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.





PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002049538A

Transaction No.	Company Registration No.	Company Name
C060591803	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[| View Receipt]



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002049538A   Date/Time : 24/11/2006 14:50

Transaction No : C060591803   Print

Agency   : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,994.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 960 SHARES FULLY PAID ARISING FROM THE 2005 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
				Shares	$	
Ordinary Shares	-	-	Before Exercise	1,508,768,468	1,640,206,372.19	Before Exercise	27,579,007
Preference Shares*	-	-	Add Exercise	960	14,467.20	Less Exercise	(960)
Preference Shares #	-	-	After Exercise	1,508,769,428	1,640,220,839.39	After Exercise	27,578,047

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature :

Designation : Vice President   Date : 24-Nov-06

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
960	$15.07	$14,467.20	
960	Total value of shares exercised =	$14,467.20	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company in ⊙ Yes
general meeting to issue   ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

	☐HA9016000 / LEONG CHUN YING
	☒S0016173Z / KOH BOON HWEE
If a director/	☐S0040556F / GOH GEOK LING
secretary	
signed the	☐S0114104Z / HENG LEE CHENG
above, please	☐S0234644C / KWA CHONG SENG
select	☐S0820599Z / ANG KONG HUA
accordingly :	☐S1462421Z / PETER ONG BOON KWEE
	☐S2549567E / WONG NGIT LIONG
	☐S2622983I / JEANNIE HUI
	☐Z1557926 / NARAYANA MURTHY

If a person
other than a
director /
secretary
signed the
above, please
enter name(s)
and capacity
(ies) or
designation of
person(s) who
signed the   (maximum 300 characters)
resolution or
the minutes
incorporating
the resolution
or the written
resolution :

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to
the best of my knowledge.

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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	960		

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid :	15.07		
unpaid :	0		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee [Add]

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
E917149(9)	CHIANG WAI SAM VINCENT	Individual

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   E917149(9)   [Retrieve Details]

Identification Type : *   PASSPORT/OTHERS

Name : *   CHIANG WAI SAM VINCENT

Nationality : *   CANADIAN (501)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◯ Local
◉ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   [Retrieve Address]

Block/House No. :

Street Name :

Unit : #   -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : 12A, 160 GLOUCESTER ROAD, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :   T

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   960

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   24/11/2006   (dd/mm/yyyy)

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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

	Ordinary	Preference	Others
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1,508,769,428	86084215	0
Amount of Issued Share Capital :	1,640,220,839.39	86084215	0
Amount of Paid-up Share Capital :	1640220839.39	86084215	0





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	24/11/2006

Submit   Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.


PAYMENTS

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002049558A

Transaction No.	Company Registration No.	Company Name
C060591830	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002049558A	Date/Time : 24/11/2006 14:55
Transaction No	: C060591830	[Print]
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,984.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	**LOGOUT**



November 27, 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 5 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd   Tel: 65.6878 5820
Legal & Secretariat   Fax: 65.6222 1035
6 Shenton Way #39-02 DBS Building Tower One   www.dbs.com
Singapore 068809

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 4,475 SHARES FULLY PAID ARISING FROM THE 1999 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ('SCHEME')

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,508,769,428	1,640,220,839.39	Before Exercise	27,578,047
Preference Shares*	-	-	Add Exercise	4,475	68,467.50	Less Exercise	(4,475)
Preference Shares #	-	-	After Exercise	1,508,773,903	1,640,289,306.89	After Exercise	27,573,572

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.



Name   :   Sherylene Wang   Authorised Signature   :   ....

Designation   :   Vice President   Date   :   27-Nov-06

Enclosures

* A copy of the Return of Allotment filed with the ACRA
* Confirmation of despatch of share certificates
* Details of options granted and exercised in the Scheme
* Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (*unless the additional listing fee payable is covered in the previous payment*)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
4,475	$15.30	$68,467.50	
4,475	Total value of shares exercised =	$68,467.50	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company in   ⦿ Yes
general meeting to issue   ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be
changed by suffixing time-
stamp with the actual file
name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING
	☑ S0016173Z / KOH BOON HWEE
	☐ S0040556F / GOH GEOK LING
	☐ S0114104Z / HENG LEE CHENG
	☐ S0234644C / KWA CHONG SENG
	☐ S0820599Z / ANG KONG HUA
	☐ S1462421Z / PETER ONG BOON KWEE
	☐ S2549567E / WONG NGIT LIONG
	☐ S2622983I / JEANNIE HUI
	☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

[Save] [Reset]



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	4475		

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid :	15.30		
unpaid :	0		

Save   Delete   Reset   Back





Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1629567A	LIANG ENG HWA	Individual

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1629567A   [Retrieve Details]

Identification Type : * NRIC

Name : * LIANG ENG HWA

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local   ◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 679833   [Retrieve Address]

Block/House No. : 104

Street Name : **CASHEW CRESCENT**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   4475

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   27/11/2006   (dd/mm/yyyy)

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LOCAL COMPANY TRANSACTIONS

HOME	LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1508773903	86084215	0
Amount of Issued Share Capital :	1640289306.89	86084215	0
Amount of Paid-up Share Capital :	1640289306.89	86084215	0





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	27/11/2006

Submit   Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

 

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002052069A

Transaction No.	**Company Registration No.**	**Company Name**
C060594784	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

| View Receipt |


RECEIPT

Receipt No   : ACR0000002052069A

Date/Time : 27/11/2006 17:45

Print

Transaction No   : C060594784

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,969.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | **LOGOUT**

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 27,000 SHARES FULLY-PAID ARISING FROM THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares
				Shares	$	
Ordinary Shares	-	-	Before Exercise	1,508,773,903	1,640,289,306.89	Before Exercise 27,573,572
Preference Shares*	-	-	Add Exercise	27,000	477,900.00	Less Exercise (27,000)
Preference Shares #	-	-	After Exercise	1,508,800,903	1,640,767,206.89	After Exercise 27,546,572

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature : _____

Designation : Vice President   Date : 27-Nov-06

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
27,000	$17.70	$477,900.00	
27,000	Total value of shares exercised =	$477,900.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company in ⦿ Yes
general meeting to issue   ◯ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be
changed by suffixing time-
stamp with the actual file
name as

[Browse...]

(Click 'Browse' to select file for attachment)

**filename*yyyyMMddmmsstt*

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :

- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☑ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset


Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   27000

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 17.70

unpaid : 0

Save   Delete   Reset   Back




Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee [Add]

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S0271618F	CHONG KIE CHEONG	Individual
S1355702J	GOH LEE ENG	Individual
S1359154G	NG SER TONG	Individual
S1707534I	RODERICK GREGORY THESEIRA	Individual


Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual
○ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1355702J   [Retrieve Details]

Identification Type : *   . NRIC

Name : *   GOH LEE ENG

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 140157   [Retrieve Address]

Block/House No. : 157

Street Name : **MEI LING STREET**

Unit : # 05   - 68

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   1,000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   27/11/2006   (dd/mm/yyyy)

Save | Reset | Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ Allottee is an Individual
◯ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1359154G   /   [Retrieve Details]

Identification Type : *   NRIC   /

Name : *   NG SER TONG   /

Nationality : *   SINGAPOREAN (301)   /

Mobile No :

Occupation :

Email Address :

Address Type : *   ⦿ Local   /
                   ◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 538686 / [Retrieve Address]

Block/House No. : 8   /

Street Name : **HOUGANG STREET 92**

Unit : # 12   - 03   /

Building/Estate Name : **REGENTVILLE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   2000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   27/11/2006   (dd/mm/yyyy)

Save   Reset   Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual
◯ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1707534I [Retrieve Details]

Identification Type : * NRIC

Name : * RODERICK GREGORY THESEIRA

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 557183 [Retrieve Address]

Block/House No. : 1

Street Name : **KINGSWEAR AVENUE**

Unit : # -

Building/Estate Name : **SERANGOON GARDEN ESTATE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

https://www.psi.gov.sg/NASApp/tmf/TMFServlet   11/27/2006

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 4000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 27/11/2006 (dd/mm/yyyy)

Save | Reset | Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual
◯ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S0271618F   [Retrieve Details]

Identification Type : *   NRIC

Name : *   CHONG KIE CHEONG

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                          ◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 269980   [Retrieve Address]

Block/House No. : 36

Street Name : **ALLAMANDA GROVE**

Unit : #   -

Building/Estate Name : **ALLAMANDA GROVE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 20000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 27/11/2006 (dd/mm/yyyy)

Save | Reset | Back


Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

	Ordinary	Preference	Others
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1508800903	86084215	0
Amount of Issued Share Capital :	1640767206.89	86084215	0
Amount of Paid-up Share Capital :	1640767206.89	86084215	0





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :   199901152M

Registered Name :   DBS GROUP HOLDINGS LTD

Transaction Type :   Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) :   10.00

Late Lodgement Fee CA (S$):   0.00

Composition Amount (S$) :   0.00

Service Charge (S$) :   0.00

GST (if any) :   0.00

Total Amount (S$) :   10.00

Payment Mode :   ⦿ Deposit Account Service
                      ◯ Others (Credit Card, Cash Card, Internet Banking, etc)

Deposit Service Account No :   030429

Payment Date :   27/11/2006

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

 
PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002052099A

Transaction No.	**Company Registration No.**	**Company Name**
C060594819	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002052099A

Transaction No : C060594819

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

Date/Time : 27/11/2006 17:53

Print

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,959.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

| HOME | LOGOUT |

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 3,000 SHARES FULLY PAID ARISING FROM THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	-	-	Before Exercise 1,508,800,903	1,640,767,206.89	Before Exercise	27,546,572
Preference Shares*	-	-	Add Exercise 3,000	38,790.00	Less Exercise	(3,000)
Preference Shares #	-	-	After Exercise 1,508,803,903	1,640,805,996.89	After Exercise	27,543,572

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature :

Designation : Vice President   Date : 27-Nov-06

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
3,000	$12.93	$38,790.00	
3,000	Total value of shares exercised =	$38,790.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⦿ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING
	☐ S0016173Z / KOH BOON HWEE
	☐ S0040556F / GOH GEOK LING
	☐ S0114104Z / HENG LEE CHENG
	☐ S0234644C / KWA CHONG SENG
	☐ S0820599Z / ANG KONG HUA
	☐ S1462421Z / PETER ONG BOON KWEE
	☐ S2549567E / WONG NGIT LIONG
	☐ S2622983I / JEANNIE HUI
	☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   3000

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 12.93

unpaid : 0

Save   Delete   Reset   Back

 

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
K358697(9)	KAM NING CHUNG	Individual

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Unable to retrieve details for the given Identification No.

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual
◯ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * K358697(9)   [Retrieve Details]

Identification Type : * PASSPORT/ OTHERS

Name : * KAM NING CHUNG

Nationality : * CHINESE (336)

Mobile No :

Occupation :

Email Address :

Address Type : * ◯ Local
◉ Foreign

Local Address (* if Address Type is Local Address)

    Postal Code :   [Retrieve Address]

    Block/House No. :

    Street Name :

    Unit : #   -

    Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

    Address : 10/F, THE CENTER, 99 QUEEN'S ROAD CENTRAL

    HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only <u>one</u> allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   3000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 27/11/2006 (dd/mm/yyyy)

Save   Reset   Back



LOCAL COMPANY TRANSACTIONS

| | HOME | LOGOUT |

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

	Ordinary	Preference	Others
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1508803903	86084215	0
Amount of Issued Share Capital :	1640805996.89	86084215	0
Amount of Paid-up Share Capital :	1640805996.89	86084215	0



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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	27/11/2006

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

 
PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002052117A

Transaction No.	**Company Registration No.**	**Company Name**
C060594845	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002052117A

Transaction No : C060594845

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

Date/Time : 27/11/2006 18:01

Print

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,949.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

| HOME | LOGOUT |

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 10,800 SHARES FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital		Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
					Shares	$		
Ordinary Shares	-	-	Before Exercise	1,508,803,903	1,640,805,996.89	Before Exercise	27,543,572	
Preference Shares*	-	-	Add Exercise	10,800	159,084.00	Less Exercise	(10,800)	
Preference Shares #	-	-	After Exercise	1,508,814,703	1,640,965,080.89	After Exercise	27,532,772	

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature :

Designation : Vice President   Date : 27-Nov-06

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
10,800	$14.73	$159,084.00	
10,800	Total value of shares exercised =	$159,084.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⊙ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :

☐ HA9016000 / LEONG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☑ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

[Save] [Reset]

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   10800

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

Save   Delete   Reset   Back


Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee [Add]

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S2703957Z	DAVID JOHN WALKER-SMITH	Individual

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual
◯ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S2703957Z   [Retrieve Details]

Identification Type : * NRIC

Name : * DAVID JOHN WALKER-SMITH

Nationality : * BRITISH, UNITED KINGDOM (110)

Mobile No :

Occupation :

Email Address :

Address Type : * ◯ Local ◉ Foreign

Local Address (* if Address Type is Local Address)

    Postal Code : [Retrieve Address]

    Block/House No. : 47

    Street Name : **FORD AVENUE**

    Unit : # ___ - ___

    Building/Estate Name :

Foreign Address (* If Address Type is Foreign Address)

    Address : THE LARCHES, 22 CLAREMONT ROAD, CLAYGATE

    SURREY, ENGLAND

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 10800

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 27/11/2006 (dd/mm/yyyy)

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

	Ordinary	Preference	Others
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1508814703	86084215	0
Amount of Issued Share Capital :	1640965080.89	86084215	0
Amount of Paid-up Share Capital :	1640965080.89	86084215	0

 

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :   199901152M

Registered Name :   DBS GROUP HOLDINGS LTD

Transaction Type :   Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) :   10.00

Late Lodgement Fee CA (S$):   0.00

Composition Amount (S$) :   0.00

Service Charge (S$) :   0.00

GST (if any) :   0.00

Total Amount (S$) :   10.00

Payment Mode :
⦿ Deposit Account Service
◯ Others (Credit Card, Cash Card, Internet Banking, etc)

Deposit Service Account No :   030429

Payment Date :   27/11/2006

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002052128A

Transaction No.	Company Registration No.	Company Name
C060594860	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]



GST No. :M9-0008879-T

RECEIPT :

Receipt No	: ACR0000002052128A
Transaction No	: C060594860
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No ·	:

Date/Time : 27/11/2006 18:07

Print

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

	Total (S$) :	10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,939.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	LOGOUT

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 4,000 SHARES FULLY PAID ARISING FROM
THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
				Shares	$	
Ordinary Shares	-	-	Before Exercise	1,508,814,703	1,640,965,080.89	Before Exercise	27,532,772
Preference Shares*	-	-	Add Exercise	4,000	41,600.00	Less Exercise	(4,000)
Preference Shares #	-	-	After Exercise	1,508,818,703	1,641,006,680.89	After Exercise	27,528,772

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Authorised Signature :

Name : Sherylene Wang

Designation : Vice President

Date : 27-Nov-06

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
4,000	$10.40	$41,600.00	
4,000	Total value of shares exercised =	$41,600.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

Return of Allotment of Shares

| Submit |

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⦿ Yes
◯ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

| Browse... |

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING
	☐ S0016173Z / KOH BOON HWEE
	☐ S0040556F / GOH GEOK LING
	☐ S0114104Z / HENG LEE CHENG
	☐ S0234644C / KWA CHONG SENG
	☐ S0820599Z / ANG KONG HUA
	☐ S1462421Z / PETER ONG BOON KWEE
	☐ S2549567E / WONG NGIT LIONG
	☐ S2622983I / JEANNIE HUI
	☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

| Submit |

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	4000		

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 10.40

unpaid : 0

| Save | Delete | Reset | Back |



biz FILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee **Add**

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1267617D	LAM KWONG KHIAM	Individual

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *　　　.S1267617D　　[Retrieve Details]

Identification Type : *　　NRIC

Name : *　　　　　　　　　LAM KWONG KHIAM

Nationality : *　　　　　　SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *　　　◉ Local
　　　　　　　　　　　○ Foreign

Local Address (* if Address Type is Local Address)

　　　Postal Code : 545304　[Retrieve Address]

　　Block/House No. : 21

　　　Street Name : **PARK VILLAS TERRACE**

　　　　　　Unit : #　　-

　Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

　　　　　Address :

If Allottee is NOT an Individual :

Shareholder Category : *　Company / Foreign Branch　　[Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 4000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 27/11/2006 (dd/mm/yyyy)

[Save] [Reset] [Back]



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1508818703	86084215	0
Amount of Issued Share Capital :	1641006680.89	86084215	0
Amount of Paid-up Share Capital :	1641006680.89	86084215	0





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	27/11/2006

Submit   Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.





PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002052143A

Transaction No.	Company Registration No.	Company Name
C060594875	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002052143A

Transaction No : C060594875

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

Date/Time : 27/11/2006 18:11

Print

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,929.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	LOGOUT

November 28, 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 4 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd   Tel: 65.6878 5820
Legal & Secretariat   Fax: 65.6222 1035
6 Shenton Way #39-02 DBS Building Tower One   www.dbs.com
Singapore 068809

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 3,950 SHARES FULLY PAID ARISING FROM THE 1999 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

    (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,508,818,703	1,641,006,680.89	Before Exercise	27,528,772
Preference Shares*	-	-	Add Exercise	3,950	60,435.00	Less Exercise	(3,950)
Preference Shares #	-	-	After Exercise	1,508,822,653	1,641,067,115.89	After Exercise	27,524,822

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.



Name : Sherylene Wang   Authorised Signature :

Designation : Vice President   Date : 28-Nov-06

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
3,950	$15.30	$60,435.00	
3,950	Total value of shares exercised =	$60,435.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company in   ⦿ Yes
general meeting to issue   ◯ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be
changed by suffixing time-
stamp with the actual file
name as

filenameyyyyMMddmmsstt

[Browse...]

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :

- ☐ HA9010000 / LEONG CHON YING
- ☑ S0016173Z / KOH BOON HWEE
- ☑ S0040556F / GOH GEOK LING
- ☑ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☑ S2549567E / WONG NGIT LIONG
- ☑ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   3950 /

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 15.30 /

unpaid : 0 /

Save   Delete   Reset   Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1538228G	LEONG SYN YEE	Individual

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual

◯ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1538228G ╱   [Retrieve Details]

Identification Type : *   NRIC

Name : *   LEONG SYN YEE ╱

Nationality : *   SINGAPOREAN (301) ╱

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 489381   [Retrieve Address]

Block/House No. : 19

Street Name : **HARVEY CRESCENT** ╱

Unit : #   -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   3950

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   28/11/2006   (dd/mm/yyyy)

[Save] [Reset] [Back]



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1508822653	86084215	0
Amount of Issued Share Capital :	1641067115.89	86084215	0
Amount of Paid-up Share Capital :	1641067115.89	86084215	0

 
Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	28/11/2006

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.





PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR00000002052617A

Transaction No.	Company Registration No.	Company Name
C060595445	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002052617A   Date/Time : 28/11/2006 11:09

Transaction No : C060595445

[Print]

Agency   : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,919.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

| **HOME** | **LOGOUT** |

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 7,000 SHARES FULLY PAID ARISING FROM THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital		Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
					Shares	$		
Ordinary Shares	-	-	Before Exercise		1,508,822,653	1,641,067,115.89	Before Exercise	27,524,822
Preference Shares*	-	-	Add Exercise		7,000	123,900.00	Less Exercise	(7,000)
Preference Shares #	-	-	After Exercise		1,508,829,653	1,641,191,015.89	After Exercise	27,517,822

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature :

Designation : Vice President   Date : 28-Nov-06

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
7,000	$17.70	$123,900.00	
7,000	Total value of shares exercised =	$123,900.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

[Browse...]

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :

☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☑ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |

Number of shares : 7000 /

Amount paid and/or unpaid on each share
e.g.
eg. 999999.9999999999

paid : 17.70 /

unpaid : 0 /

Save   Delete   Reset   Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1589666C	TONG LAY KUEN	Individual
S2166473A	WONG SIEW LIEN	Individual

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual
○ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S2166473A   [Retrieve Details]

Identification Type : *   NRIC

Name : *   WONG SIEW LIEN

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                   ○ Foreign

Local Address (* if Address Type is Local Address)

    Postal Code : 597708   [Retrieve Address]

    Block/House No. : 18

    Street Name : **LORONG PISANG UDANG**

    Unit : #   -   /

    Building/Estate Name : **HOOVER PARK**

Foreign Address (* if Address Type is Foreign Address)

    Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type. ::

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 2000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 28/11/2006 (dd/mm/yyyy)

[Save] [Reset] [Back]

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill In the following information. Fields marked * must be completed.

| <u>Resolution</u> | <u>Share payable in cash</u> | <u>For a consideartion other than cash</u> | <u>Share Capital / Allottees' Particulars</u> | <u>Shareholders list after the allotment</u> | <u>Summary of Capital</u> |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual
○ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1589666C / [Retrieve Details]

Identification Type : * NRIC

Name : * TONG LAY KUEN /

Nationality : * SINGAPOREAN (301) /

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local
○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 456015 [Retrieve Address]

Block/House No. : 26

Street Name : **SIGLAP PLAIN** /

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Name :

Address Type : ·····

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   5000 /

b) Class of shares allotted :   Ordinary /

c) Currency :   SINGAPORE DOLLAR (099) /

d) Date of allotment :   28/11/2006 (dd/mm/yyyy)
   /

[Save] [Reset] [Back]



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1508829653**	**86084215**	**0**
Amount of Issued Share Capital :	**1641191015.89**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1641191015.89**	**86084215**	**0**





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :   199901152M

Registered Name :   DBS GROUP HOLDINGS LTD

Transaction Type :   Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) :   10.00

Late Lodgement Fee CA (S$):   0.00

Composition Amount (S$) :   0.00

Service Charge (S$) :   0.00

GST (if any) :   0.00

Total Amount (S$) :   10.00

Payment Mode :   ⦿ Deposit Account Service
                                             ◯ Others (Credit Card, Cash Card, Internet Banking, etc)

Deposit Service Account No :   030429

Payment Date :   28/11/2006

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.





PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR00000002052635A

Transaction No.	**Company Registration No.**	**Company Name**
C060595460	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002052635A

Date/Time : 28/11/2006 11:15

Transaction No : C060595460

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
199901152M / DBS GROUP HOLDINGS LTD			
	Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,909.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

| HOME | LOGOUT |

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 5,000 SHARES FULLY PAID ARISING FROM
THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital		Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
					Shares	$		
Ordinary Shares	-	-	Before Exercise	1,508,829,653	1,641,191,015.89	Before Exercise	27,517,822
Preference Shares*	-	-	Add Exercise	5,000	73,650.00	Less Exercise	(5,000)
Preference Shares #	-	-	After Exercise	1,508,834,653	1,641,264,665.89	After Exercise	27,512,822

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature :

Designation : Vice President   Date : 28-Nov-06

Enclosures
* A copy of the Return of Allotment filed with the ACRA
* Confirmation of despatch of share certificates
* Details of options granted and exercised in the Scheme
* Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
5,000	$14.73	$73,650.00	
5,000	Total value of shares exercised =	$73,650.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company in   ◉ Yes
general meeting to issue   ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be
changed by suffixing time-
stamp with the actual file
name as

[Browse...]

(Click 'Browse' to select file for attachment)

filename*yyyyMMddmmsstt

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☑ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

☐ HA9016000 / LEUNG CHUN YING

If a director/
secretary
signed the
above, please
select
accordingly :

☐ S0016173Z / KOH BOON HWEE

☐ S0040556F / GOH GEOK LING

☑ S0114104Z / HENG LEE CHENG

☑ S0234644C / KWA CHONG SENG

☐ S0820599Z / ANG KONG HUA

☐ S1462421Z / PETER ONG BOON KWEE

☐ S2549567E / WONG NGIT LIONG

☐ S2622983I / JEANNIE HUI

☐ Z1557926 / NARAYANA MURTHY

If a person
other than a
director /
secretary
signed the
above, please
enter name(s)
and capacity
(ies) or
designation of
person(s) who
signed the
resolution or
the minutes
incorporating
the resolution
or the written
resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

| Submit |

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   5000 /

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 14.73 /

unpaid : 0 /

| Save | Delete | Reset | Back |

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
G594242(9)	LIU WA CHING DANNY	Individual
S1638513A	WONG TECK KHIM	Individual
S2560657D	WONG SING LEON	Individual

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual
○ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S2560657D [Retrieve Details]

Identification Type : * NRIC

Name : * WONG SING LEON /

Nationality : * SINGAPORE P.R. (300) /

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                   ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 328837 [Retrieve Address]

Block/House No. : 17

Street Name : **KIM KEAT ROAD** /

Unit : # 06 - 02

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 1000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 28/11/2006 (dd/mm/yyyy)

Save | Reset. | Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ Allottee is an Individual
◯ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   G594242(9) /   [Retrieve Details]

Identification Type : *   PASSPORT/ OTHERS

Name : *   LIU WA CHING DANNY   /

Nationality : *   HONG KONG RESIDENT (332)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◯ Local
⦿ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   [Retrieve Address]

Block/House No. :

Street Name :

Unit : #   -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :   14/F, MAN YEE BUILDING, 68 DES VOEUX ROAD

CENTRAL, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 1000 /

b) Class of shares allotted : Ordinary /

c) Currency : SINGAPORE DOLLAR (099) /

d) Date of allotment : 28/11/2006 (dd/mm/yyyy)

Save   Reset   Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual
◯ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1638513A   [Retrieve Details]

Identification Type : *   NRIC

Name : *   WONG TECK KHIM

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local   ◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 466402   [Retrieve Address]

Block/House No. : 214

Street Name : **UPPER EAST COAST ROAD**

Unit : # 09 - 06

Building/Estate Name : **EASTERN LAGOON**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 3000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 28/11/2006   (dd/mm/yyyy)

Save | Reset | Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares   Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :   **SINGAPORE DOLLAR (099)**

Class of Shares :   Ordinary   Preference   Others

Number of Shares :   **1508834653** **86084215**   **0**

Amount of Issued Share Capital : **1641264665.89 86084215**   **0**

Amount of Paid-up Share
Capital :   **1641264665.89 86084215**   **0**


Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No.:	030429
Payment Date :	28/11/2006

Submit   Cancel.

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR00000002052658A

Transaction No.	Company Registration No.	Company Name
C060595481	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002052658A

Date/Time : 28/11/2006 11:22

Transaction No : C060595481

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
199901152M / DBS GROUP HOLDINGS LTD			

	Total (S$) :	10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,899.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

| **HOME** | **LOGOUT** |

11/28/2006

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 44,800 SHARES FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,508,834,653	1,641,264,665.89	Before Exercise	27,512,822
Preference Shares*	-	-	Add Exercise	44,800	465,920.00	Less Exercise	(44,800)
Preference Shares #	-	-	After Exercise	1,508,879,453	1,641,730,585.89	After Exercise	27,468,022

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature :

Designation : Vice President   Date : 28-Nov-06

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
44,800	$10.40	$465,920.00	
44,800	Total value of shares exercised =	$465,920.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

[Browse...]

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/
secretary
signed the
above, please
select
accordingly :

☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person
other than a
director /
secretary
signed the
above, please
enter name(s)
and capacity
(ies) or
designation of
person(s) who
signed the
resolution or
the minutes
incorporating
the resolution
or the written
resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	44800		

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 10.40

unpaid : 0

Save   Delete   Reset   Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Submit

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | Shareholders list after the allotment | Summary of Capital |

To Add Allottee **Add**

List of Allottees and their particulars

Identification No./Registration No.	Registration Name	Shareholder Category
E7034150	MARK BRYANT	Individual
S1143322G	LOW SAU FONG	Individual

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⊙ **Allottee is an Individual**
◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   E7034150   /   [Retrieve Details]

Identification Type : *   PASSPORT/ OTHERS

Name : *   MARK BRYANT   /

Nationality : *   AUSTRALIAN (701)   /

Mobile No :

Occupation :

Email Address :

Address Type : *   ⊙ Local
                   ◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 109347   [Retrieve Address]

Block/House No. : 9

Street Name : **PRESTON ROAD**   /

Unit : #   -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read Instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   7000   /

b) Class of shares allotted :   Ordinary   /

c) Currency :   SINGAPORE DOLLAR (099)   /

d) Date of allotment :   28/11/2006   (dd/mm/yyyy)

[Save]   [Reset]   [Back]

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1143322G   /   Retrieve Details

Identification Type : *   NRIC

Name : *   LOW SAU FONG   /

Nationality : *   SINGAPOREAN (301)   /

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 419437   Retrieve Address

Block/House No. : 7B

Street Name : **JALAN GRISEK**   /

Unit : #   -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   Search

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 37800   /

b) Class of shares allotted : Ordinary   /

c) Currency : SINGAPORE DOLLAR (099)   /

d) Date of allotment : 28/11/2006 / (dd/mm/yyyy)

[Save] [Reset] [Back]



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1508879453**	**86084215**	**0**
Amount of Issued Share Capital :	**1641730585.89**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1641730585.89**	**86084215**	**0**





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :   199901152M

Registered Name :   DBS GROUP HOLDINGS LTD

Transaction Type :   Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) :   10.00

Late Lodgement Fee CA (S$): 0.00

Composition Amount (S$) :   0.00

Service Charge (S$) :   0.00

GST (if any) :   0.00

Total Amount (S$) :   10.00

Payment Mode :   ⦿ Deposit Account Service
                           ○ Others (Credit Card, Cash Card, Internet Banking, etc)

Deposit Service Account No :   030429

Payment Date :   28/11/2006

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.





PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002052674A

Transaction No.	Company Registration No.	Company Name
C060595495	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt.]

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002052674A	Date/Time : 28/11/2006 11:28
Transaction No	: C060595495	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

	Total (S$) :	10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,889.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	LOGOUT



November 29, 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 4 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 2,000 SHARES FULLY PAID ARISING FROM
THE 1999 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital		Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,508,879,453	1,641,730,585.89	Before Exercise	27,468,022
Preference Shares*	-	-	Add Exercise	2,000	30,600.00	Less Exercise	(2,000)
Preference Shares #	-	-	After Exercise	1,508,881,453	1,641,761,185.89	After Exercise	27,466,022

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature :

Designation : Vice President   Date : 29-Nov-06

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
2,000	$15.30	$30,600.00	
2,000	Total value of shares exercised =	$30,600.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company in ⊙ Yes /
general meeting to issue ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors /

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's /

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be
changed by suffixing time-
stamp with the actual file
name as

filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :

☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☑ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

<u>Resolution</u>	Share payable in cash	<u>For a consideration other than cash</u>	<u>Share Capital / Allottees' Particulars</u>	<u>Shareholders list after the allotment</u>	<u>Summary of Capital</u>

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   2000 ╱

Amount paid and/or
unpaid on each share
e.g.
eg: 999999.9999999999

          paid :   15.30 ╱

          unpaid : 0   ╱

Save   Delete   Reset   Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee [Add]

List of Allottees and their particulars

Identification No./Registration No.   **Name**   **Shareholder Category**

S1345920G   NG YUEN MUN   Individual

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**

◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1345920G   [Retrieve Details]

Identification Type : *   NRIC

Name : *   NG YUEN MUN

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                     ◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 120333   [Retrieve Address]

Block/House No. : 333

Street Name : **CLEMENTI AVENUE 2**

Unit : # 07 - 94

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* If Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type Is Foreign Address)

Address :

Details of Shares Allotted * Please read Instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   2000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   29/11/2006   (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Summary of Share Capital after allotment

Share Capital (1)

Currency :   **SINGAPORE DOLLAR (099)**

Class of Shares :

	Ordinary	Preference	Others
Number of Shares :	1508881453	86084215	0
Amount of Issued Share Capital :	1641761185.89	86084215	0
Amount of Paid-up Share Capital :	1641761185.89	86084215	0


Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⊙ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	29/11/2006

Submit | Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.





PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002054984A

Transaction No.	Company Registration No.	Company Name
C060598297	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]



GST No. : M9-0008879-T

RECEIPT

Receipt No : ACR0000002054984A   Date/Time : 29/11/2006 14:30

Transaction No : C060598297

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

Print

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,859.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

| **HOME** | **LOGOUT** |

APPLICATION FOR LISTING AND QUOTATION OF 4,900 SHARES FULLY PAID ARISING FROM
THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	-	-	Before Exercise	1,508,881,453	1,641,761,185.89	Before Exercise	27,466,022
Preference Shares*	-	-	Add Exercise	4,900	50,960.00	Less Exercise	(4,900)
Preference Shares #	-	-	After Exercise	1,508,886,353	1,641,812,145.89	After Exercise	27,461,122

3. Outstanding Warrants/TSRs   :   N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds   :   N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name   :   Sherylene Wang   Authorised Signature   :

Designation   :   Vice President   Date   :   29-Nov-06

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
4,900	$10.40	$50,960.00	
4,900	Total value of shares exercised =	$50,960.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices


LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as

filenameyyyyMMddmmsstt

[Browse...]

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :

☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others

Number of shares :   4900

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 10.40

unpaid : 0

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Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee [Add]

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
E813219(8)	LAU CHI KEUNG KENNETH	Individual
S2695108I	TAN SHU TENG	Individual



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders List after the allotment	Summary of Capital

Particulars of Allottee

Shareholder Category : * **Individual**

Identification No. : * **E813219(8)**

Identification Type : * **PASSPORT/ OTHERS**

Name : * LAU CHI KEUNG KENNETH

Nationality : * HONG KONG RESIDENT (332)

Mobile No. :

Occupation :

Email Address :

Address Type : * ○ Local ◉ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : FLAT A, 11/F, WING LAM BUILDING, NO. 1A

SAN LAU STREET, HUNGHOM, KOWLOON, HONG KONG

Class of Shares	Currency	Share Group	Shares Allotted	Total number of shares after allotment
Ordinary	SINGAPORE DOLLAR (099)		2000	2000

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only <u>one</u> allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :

b) Class of shares allotted :   Ordinary

c) Currency :

d) Date of allotment :   (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	Shareholders list after the allotment	Summary of Capital

Please fill in the following information. Fields marked * must be completed.

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned :
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   2000

b) Class of shares allotted :   **Ordinary**

c) Currency :   **SINGAPORE DOLLAR**

d) Date of allotment :   29/11/2006

Save   Reset   Delete   Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S2695108I   [Retrieve Details]

Identification Type : *   NRIC

Name : *   TAN SHU TENG

Nationality : *   SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                   ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 309657   [Retrieve Address]

Block/House No. : 16

Street Name : **CHANCERY HILL ROAD**

Unit : # 03 - 05

Building/Estate Name : **VILLA CHANCERITA**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address).

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 2900

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 29/11/2006 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1,508,886,353	86084215	0
Amount of Issued Share Capital :	1,641,812,145.89	86084215	0
Amount of Paid-up Share Capital :	1,641,812,145.89	86084215	0



Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :   199901152M

Registered Name :   DBS GROUP HOLDINGS LTD

Transaction Type :   Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) :   10.00

Late Lodgement Fee CA (S$):   0.00

Composition Amount (S$) :   0.00

Service Charge (S$) :   0.00

GST (if any) :   0.00

Total Amount (S$) :   10.00

Payment Mode :   ⦿ Deposit Account Service
                            ◯ Others (Credit Card, Cash Card, Internet Banking, etc)

Deposit Service Account No :   030429

Payment Date :   29/11/2006

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

 
PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR00000002055011A

Transaction No.	**Company Registration No.**	**Company Name**
C060598334	199901152M	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. : M9-0008879-T

RECEIPT

Receipt No   : ACR0000002055011A

Transaction No   : C060598334

Date/Time : 29/11/2006 14:36

Print

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,849.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME   **LOGOUT**

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 1,980 SHARES FULLY PAID ARISING FROM THE 2004 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	-	-	Before Exercise	1,508,886,353	1,641,812,145.89	Before Exercise	27,461,122
Preference Shares*	-	-	Add Exercise	1,980	29,165.40	Less Exercise	(1,980)
Preference Shares #	-	-	After Exercise	1,508,888,333	1,641,841,311.29	After Exercise	27,459,142

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature :

Designation : Vice President

Date : 29-Nov-06

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee payable (unless the additional listing fee for the next 4 million Shares is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
1,980	$14.73	$29,165.40	
1,980	Total value of shares exercised =	$29,165.40	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices


LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as

filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	□ HA9016000 / LEUNG CHUN YING
	□ S0016173Z / KOH BOON HWEE
	□ S0040556F / GOH GEOK LING
	□ S0114104Z / HENG LEE CHENG
	□ S0234644C / KWA CHONG SENG
	□ S0820599Z / ANG KONG HUA
	□ S1462421Z / PETER ONG BOON KWEE
	□ S2549567E / WONG NGIT LIONG
	□ S2622983I / JEANNIE HUI
	□ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |

Number of shares :   1980

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

Save   Delete   Reset   Back




Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee [Add]

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
E813219(8)	LAU CHI KEUNG	Individual



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders List after the allotment	Summary of Capital

Particulars of Allottee

Shareholder Category : * **Individual**

Identification No. : * **E813219(8)**

Identification Type : * **PASSPORT/ OTHERS**

Name : * LAU CHI KEUNG

Nationality : * CHINESE (336)

Mobile No. :

Occupation :

Email Address :

Address Type : * ○ Local
⦿ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : FLAT 11A, WING LAM BUILDING, NO. 1A

SAN LAU STREET, KOWLOON, HONG KONG

Class of Shares	Currency	Share Group	Shares Allotted	Total number of shares after allotment
Ordinary	SINGAPORE DOLLAR (099)		1980	3980

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only <u>one</u> allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :

b) Class of shares allotted : Ordinary

c) Currency :

d) Date of allotment : (dd/mm/yyyy)

Save | Reset | Delete | Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	Shareholders list after the allotment	Summary of Capital

Please fill in the following information. Fields marked * must be completed.

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned :
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   1980

b) Class of shares allotted :   **Ordinary**

c) Currency :   **SINGAPORE DOLLAR**

d) Date of allotment :   29/11/2006

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1508888333	86084215	0
Amount of Issued Share Capital :	1,641,841,311.29	86084215	0
Amount of Paid-up Share Capital :	1,641,841,311.29	86084215	0


PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :   199901152M

Registered Name :   DBS GROUP HOLDINGS LTD

Transaction Type :   Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) :   10.00

Late Lodgement Fee CA (S$):   0.00

Composition Amount (S$) :   0.00

Service Charge (S$) :   0.00

GST (if any) :   0.00

Total Amount (S$) :   10.00

Payment Mode :   ◉ Deposit Account Service
                              ○ Others (Credit Card, Cash Card, Internet Banking, etc)

Deposit Service Account No :   030429

Payment Date :   29/11/2006

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR00000002055030A

Transaction No.	**Company Registration No.**	**Company Name**
C060598358	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002055030A

Date/Time : 29/11/2006 14:42

Transaction No : C060598358

| Print |

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

	Total (S$) :	10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,839.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

| **HOME** | **LOGOUT** |

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 1,500 SHARES FULLY PAID ARISING FROM
THE 2005 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,508,888,333	1,641,841,311.29	Before Exercise	27,459,142
Preference Shares*	-	-	Add Exercise	1,500	22,605.00	Less Exercise	(1,500)
Preference Shares #	-	-	After Exercise	1,508,889,833	1,641,863,916.29	After Exercise	27,457,642

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature :

Designation : Vice President   Date : 29-Nov-06

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
1,500	$15.07	$22,605.00	
1,500	Total value of shares exercised =	$22,605.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company in   ◉ Yes
general meeting to issue   ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be
changed by suffixing time-
stamp with the actual file
name as

filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

[Browse...]

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/
secretary
signed the
above, please
select
accordingly :

☑ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person
other than a
director /
secretary
signed the
above, please
enter name(s)
and capacity
(ies) or
designation of
person(s) who
signed the
resolution or
the minutes
incorporating
the resolution
or the written
resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   1500

Amount paid and/or
unpaid on each share
e.g.
eg: 999999.9999999999

paid : 15.07

unpaid : 0

Save	Delete	Reset	Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

<u>Resolution</u>	<u>Share payable in cash</u>	<u>For a consideration other than cash</u>	Share Capital / Allottees' Particulars	<u>Shareholders list after the allotment</u>	<u>Summary of Capital</u>

To Add Allottee [Add]

List of Allottees and their particulars

Identification No./Registration No.   **Name**   **Shareholder Category**

S1810320F   YONG HO HSIANG   Individual

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⊙ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1810320F   [Retrieve Details]

Identification Type : *   NRIC

Name : *   YONG HO HSIANG

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ⊙ Local
                   ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 469982 [Retrieve Address]

Block/House No. : 60

Street Name : **BAYSHORE ROAD**

Unit : # 19 - 08

Building/Estate Name : **BAYSHORE PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* If Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* If Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   1500

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   29/11/2006   (dd/mm/yyyy)

Save   Reset   Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares   [Submit]

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :   **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1508889833	86084215	0
Amount of Issued Share Capital :	1641863916.29	86084215	0
Amount of Paid-up Share Capital :	1641863916.29	86084215	0

 

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⊙ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	29/11/2006

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002055052A

Transaction No.	Company Registration No.	Company Name
C060598379	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]

GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002055052A   Date/Time : 29/11/2006 14:46

Transaction   : C060598379   [Print]
No

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,829.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

[**HOME** | **LOGOUT**]

DBS

November 30, 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 5 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 6,000 SHARES FULLY PAID ARISING FROM THE 1999 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	-	-	Before Exercise	1,508,889,833	1,641,863,916.29	Before Exercise	27,457,642
Preference Shares*	-	-	Add Exercise	6,000	91,800.00	Less Exercise	(6,000)
Preference Shares #	-	-	After Exercise	1,508,895,833	1,641,955,716.29	After Exercise	27,451,642

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Heng Lee Cheng

Authorised Signature :

Designation : Group Secretary

Date : 30-Nov-06

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
6,000	$15.30	$91,800.00	
6,000	Total value of shares exercised =	$91,800.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/
secretary
signed the
above, please
select
accordingly :

☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person
other than a
director /
secretary
signed the
above, please
enter name(s)
and capacity
(ies) or
designation of
person(s) who
signed the
resolution or
the minutes
incorporating
the resolution
or the written
resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   6000

Amount paid and/or unpaid on each share
e.g.
eg. 999999.9999999999

paid : 15.30

unpaid : 0

Save | Delete | Reset | Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No. Name   **Shareholder Category**

S1606782B   LIM WEI TONG PHILIP   Individual



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⊙ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1606782B ╱ | Retrieve Details |

Identification Type : *   NRIC ╱ .

Name : *   LIM WEI TONG PHILIP ╱

Nationality : *   SINGAPOREAN (301) ╱

Mobile No :

Occupation :

Email Address :

Address Type : *   ⊙ Local ╱
                          ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 248793 ╱ | Retrieve Address |

Block/House No. : 40 ╱

Street Name : **MOUNT ECHO PARK**

Unit : #   -

Building/Estate Name : **MOUNT ECHO PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch | Search |

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   6000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   30/11/2006   (dd/mm/yyyy)

Save   Reset   Back


Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1508895833	86084215	0
Amount of Issued Share Capital :	1641955716.29	86084215	0
Amount of Paid-up Share Capital :	1641955716.29	86084215	0





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	30/11/2006

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.





PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR00000002056616A

Transaction No.	Company Registration No.	Company Name
C060600150	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

> View Receipt

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002056616A	
Transaction No	: C060600150	
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

Date/Time : 30/11/2006 11:38

[Print]

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,809.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	**LOGOUT**

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 47,785 SHARES FULLY PAID ARISING FROM THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	-	-	Before Exercise 1,508,895,833	Before Exercise 1,641,955,716.29	Before Exercise	27,451,642
Preference Shares*	-	-	Add Exercise 47,785	Less Exercise 845,794.50	Less Exercise	(47,785)
Preference Shares #	-	-	After Exercise 1,508,943,618	After Exercise 1,642,801,510.79	After Exercise	27,403,857

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Heng Lee Cheng

Designation : Group Secretary

Authorised Signature :

Date : 30-Nov-06

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
47,785	$17.70	$845,794.50	
47,785	Total value of shares exercised =	$845,794.50	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



Return of Allotment of Shares   Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company in   ⊚ Yes
general meeting to issue   ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

        * State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be
changed by suffixing time-   Browse...
stamp with the actual file
name as   (Click 'Browse' to select file for attachment)
filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

        ☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
        ☐ 093190653 / FRANK WONG KWONG SHING
        ☐ 112914204 / JOHN A. ROSS
        ☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :

☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares : Ordinary   Preference   Others

Number of shares : 47785

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 17.70

unpaid : 0

Save   Delete   Reset   Back





Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No. / Name   **Shareholder Category**

Identification No./Registration No.	Name	Shareholder Category
D265499(8)	KONG YIU FAI	Individual
S0206810I	LEE SIEW MOOI	Individual
S1235624B	LEE LAY WAH IRENE	Individual
S1359154G	NG SER TONG	Individual
S1570752F	HOWE TEONG BIN RONALD	Individual
S1807859G	FOO BOON PING	Individual

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual
○ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1235624B /   [Retrieve Details]

Identification Type : *   NRIC /

Name : *   LEE LAY WAH IRENE /

Nationality : *   SINGAPOREAN (301) /

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local /
○ Foreign

Local Address (* if Address Type Is Local Address)

Postal Code : 465926 / [Retrieve Address]

Block/House No. : 29 /

Street Name : **KEW WALK**

Unit : #   -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   1000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   30/11/2006   (dd/mm/yyyy)

[Save] [Reset] [Back]

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1359154G   Retrieve Details

Identification Type : * NRIC

Name : * NG SER TONG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local
○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 538686   Retrieve Address

Block/House No. : 8

Street Name : **HOUGANG STREET 92**

Unit : # 12 - 03

Building/Estate Name : **REGENTVILLE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch   Search

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   2000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   30/11/2006   (dd/mm/yyyy)

[Save] [Reset] [Back]

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⊙ **Allottee is an Individual**

◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   D265499(8)   [Retrieve Details]

Identification Type : *   PASSPORT/ OTHERS

Name : *   KONG YIU FAI

Nationality : *   HONG KONG RESIDENT (332)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◯ Local
                     ⊙ Foreign

Local Address (* if Address Type is Local Address)

     Postal Code :   [Retrieve Address]

     Block/House No. :

     Street Name :

     Unit : #

     Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

          Address :   FLATE 5E, BLESSINGS GARDEN NO. 56 CONDUIT ROAD MI

                     HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   3355

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   30/11/2006   (dd/mm/yyyy)

Save | Reset | Back


LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual
◯ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1807859G ╱   [Retrieve Details]

Identification Type : *   NRIC ╱

Name : *   FOO BOON PING ╱

Nationality : *   SINGAPOREAN (301) ╱

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                    ◯ Foreign ╱

Local Address (* if Address Type is Local Address)

Postal Code : 510505 ╱ [Retrieve Address]

Block/House No. : 505 ╱

Street Name : **PASIR RIS STREET 52**

Unit : # 05   - 199 ╱

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   4000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   30/11/2006   (dd/mm/yyyy)

Save   Reset   Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**

◔ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S0206810I /   [Retrieve Details]

Identification Type : *   NRIC /

Name : *   LEE SIEW MOOI /

Nationality : *   SINGAPOREAN (301) /

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                   ◯ Foreign /

Local Address (* if Address Type is Local Address)

Postal Code : 426837 / [Retrieve Address]

Block/House No. : 11 /

Street Name : **KURAU PLACE**

Unit : #

Building/Estate Name : **GOLDLEAF GARDENS**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type : .

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   10000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   30/11/2006   (dd/mm/yyyy)

[Save] [Reset] [Back]

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⊙ **Allottee is an Individual**

○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1570752F   Retrieve Details

Identification Type : *   NRIC

Name : *   HOWE TEONG BIN RONALD

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ⊙ Local
                    ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 118635   Retrieve Address

Block/House No. : 294

Street Name : **PASIR PANJANG ROAD**

Unit : # 03   - 02

Building/Estate Name : **PASALIDE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   Search

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   27430

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   30/11/2006   (dd/mm/yyyy)

Save | Reset | Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares : Ordinary · Preference · Others

Number of Shares : 1508943618 / 86084215 · 0

Amount of Issued Share Capital : 1,642,801,510.79 / 86084215 · 0

Amount of Paid-up Share Capital : 1,642,801,510.79 / 86084215 · 0




Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	30/11/2006

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.





PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002056849A

Transaction No.	Company Registration No.	Company Name
C060600436	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]

GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002056849A

Date/Time : 30/11/2006 13:19

Transaction No   : C060600436

Print

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,799.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME   **LOGOUT**

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 11,000 SHARES FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	-	-	Before Exercise	1,508,943,618	1,642,801,510.79	Before Exercise	27,403,857
Preference Shares*	-	-	Add Exercise	11,000	162,030.00	Less Exercise	(11,000)
Preference Shares #	-	-	After Exercise	1,508,954,618	1,642,963,540.79	After Exercise	27,392,857

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Heng Lee Cheng   Authorised Signature :

Designation : Group Secretary   Date : 30-Nov-06

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
11,000	$14.73	$162,030.00	
11,000	Total value of shares exercised =	$162,030.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

| Submit |

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company in   ⦿ Yes
general meeting to issue   ◯ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be
changed by suffixing time-
stamp with the actual file
name as   (Click 'Browse' to select file for attachment)
filenameyyyyMMddmmsstt

| Browse... |

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :

- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares : Ordinary Preference Others

Number of shares : 11,000 ╱

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 14.73 ╱

unpaid : 0 ╱

Save Delete Reset Back



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

To Add Allottee [Add]

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S0206810I	LEE SIEW MOOI	Individual
S1169622H	JOAN TING-WONG PING EE, MRS	Individual



LOCAL COMPANY TRANSACTIONS

| HOME | LOGOUT |

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual
◌ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S0206810I   Retrieve Details

Identification Type : *   NRIC

Name : *   LEE SIEW MOOI

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local   ◌ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 426837   Retrieve Address

Block/House No. : 11

Street Name : **KURAU PLACE**

Unit : #

Building/Estate Name : **GOLDLEAF GARDENS**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   Search

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   1,000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   30/11/2006   (dd/mm/yyyy)

Save   Reset   Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual
○ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1169622H   /   [Retrieve Details]

Identification Type : *   NRIC   /

Name : *   TING PING EE JOAN MARIA   /

Nationality : *   SINGAPOREAN (301)   /

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local   /
                    ○ Foreign

Local Address (* if Address Type Is Local Address)

Postal Code : 807520   [Retrieve Address]

Block/House No. : 31   /

Street Name : **SARACA DRIVE**

Unit : #   -

Building/Estate Name :

Foreign Address (* if Address Type Is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   10000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   30/11/2006   (dd/mm/yyyy)

Save | Reset | Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**

	Ordinary	Preference	Others
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1508954618**	**86084215**	**0**
Amount of Issued Share Capital :	**1642963540.79**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1642963540.79**	**86084215**	**0**



Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :   199901152M

Registered Name :   DBS GROUP HOLDINGS LTD

Transaction Type :   Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) :   10.00

Late Lodgement Fee CA (S$):   0.00

Composition Amount (S$) :   0.00

Service Charge (S$) :   0.00

GST (if any) :   0.00

Total Amount (S$) :   10.00

Payment Mode :   ⦿ Deposit Account Service
                                ○ Others (Credit Card, Cash Card, Internet Banking, etc)

Deposit Service Account No :   030429

Payment Date :   30/11/2006

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.





PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR00000002056865A

Transaction No.	**Company Registration No.**	**Company Name**
C060600455	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002056865A

Date/Time : 30/11/2006 13:25

Transaction No : C060600455

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share	10.00	1	10.00

COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :

199901152M / DBS GROUP HOLDINGS LTD

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,789.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 9,300 SHARES FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital	Shares	$	Options Granted & Outstanding Shares	
Ordinary Shares	-	-	Before Exercise	1,508,954,618	1,642,963,540.79	Before Exercise	27,392,857
Preference Shares*	-	-	Add Exercise	9,300	96,720.00	Less Exercise	(9,300)
Preference Shares #	-	-	After Exercise	1,508,963,918	1,643,060,260.79	After Exercise	27,383,557

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Heng Lee Cheng   Authorised Signature :

Designation : Group Secretary   Date : 30-Nov-06

Enclosures:
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
9,300	$10.40	$96,720.00	
9,300	Total value of shares exercised =	$96,720.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company in ⊙ Yes
general meeting to issue   ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be
changed by suffixing time-
stamp with the actual file
name as

filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

☐ HA9016000 / LEUNG CHUN YING
☑ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a director/ secretary signed the above, please select accordingly :

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   9300

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 10.40

unpaid : 0

Save   Delete   Reset   Back





Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
E837511(2)	WONG KUEN KUEN	Individual
G417849(0)	LUK YUEN PUI BONNIE	Individual
S2695108I	TAN SHU TENG	Individual
S7246205Z	AMELIA THONG MING	Individual

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

| Submit |

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S7246205Z ╱   [Retrieve Details]

Identification Type : *   NRIC ╱

Name : *   THONG MING HUI AMELIA ╱

Nationality : *   SINGAPOREAN (301) ╱

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local ╱
               ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 568011 ╱ [Retrieve Address]

Block/House No. : 48 ╱

Street Name : **ST. NICHOLAS VIEW**

Unit : #

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   1,300

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   30/11/2006   (dd/mm/yyyy)

Save   Reset   Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Unable to retrieve details for the given Identification No.

Please indicate whether the allottee is an Individual : *

⊙ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   E837511(2)   [Retrieve Details]

Identification Type : *   PASSPORT/ OTHERS

Name : *   WONG KUEN KUEN

Nationality : *   CHINESE (336)

Mobile No :

Occupation :

Email Address :

Address Type : *   ○ Local
⊙ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   [Retrieve Address]

Block/House No. :

Street Name :

Unit : #

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :   FLAT G, 14/F, BLOCK 12, LAGUNA CITY

KUEN TONG, KOWLOON, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 2000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 30/11/2006 (dd/mm/yyyy)

Save | Reset | Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Unable to retrieve details for the given Identification No.

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual
○ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   G417849(0)   /   [Retrieve Details]

Identification Type : *   PASSPORT/ OTHERS   /

Name : *   LUK YUEN PUI BONNIE   /

Nationality : *   HONG KONG RESIDENT (332)   /

Mobile No :

Occupation :

Email Address :

Address Type : *   ○ Local
◉ Foreign   /

Local Address (* if Address Type is Local Address)

    Postal Code :   [Retrieve Address]

    Block/House No. :

    Street Name :

    Unit : #   -

    Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

    Address : FLAT 12A, BLK 11, SCENEWAY GARDEN, LAM TIN KEN

    HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   2000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   30/11/2006 (dd/mm/yyyy)

Save   Reset   Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual
○ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S2695108I   ⟋   [Retrieve Details]

Identification Type : *   NRIC   ⟋

Name : *   TAN SHU TENG   ⟋

Nationality : *   SINGAPORE P.R. (300)   ⟋

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local   ⟋
                    ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 309657 ⟋ [Retrieve Address]

Block/House No. : 16 ⟋

Street Name : **CHANCERY HILL ROAD**

Unit : # 03 - 05   ⟋

Building/Estate Name : **VILLA CHANCERITA**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 4000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 30/11/2006   (dd/mm/yyyy)

[Save] [Reset] [Back]



Return of Allotment of Shares   Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :

	Ordinary	Preference	Others
Number of Shares :	1508963918	86084215	0
Amount of Issued Share Capital :	1643060260.79	86084215	0
Amount of Paid-up Share Capital :	1643060260.79	86084215	0





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :   199901152M

Registered Name :   DBS GROUP HOLDINGS LTD

Transaction Type :   Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) :   10.00

Late Lodgement Fee CA (S$):   0.00

Composition Amount (S$) :   0.00

Service Charge (S$) :   0.00

GST (if any) :   0.00

Total Amount (S$) :   10.00

Payment Mode :   ⦿ Deposit Account Service
                          ◯ Others (Credit Card, Cash Card, Internet Banking, etc)

Deposit Service Account No :   030429

Payment Date :   30/11/2006

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.





PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002056886A

Transaction No.	**Company Registration No.**	**Company Name**
C060600492	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002056886A

Transaction No : C060600492

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

Date/Time : 30/11/2006 13:39

Print

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,779.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

| **HOME** | **LOGOUT** |

https://www.psi.gov.sg/NASApp/tmf/TMFServlet

11/30/2006

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 360 SHARES FULLY PAID ARISING FROM THE 2005 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	-	-	Before Exercise 1,508,963,918	1,643,060,260.79	Before Exercise	27,383,557
Preference Shares*	-	-	Add Exercise 360	5,425.20	Less Exercise	(360)
Preference Shares #	-	-	After Exercise 1,508,964,278	1,643,065,685.99	After Exercise	27,383,197

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Authorised Signature :

Name : Heng Lee Cheng

Date : 30-Nov-06

Designation : Group Secretary

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee payable for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
360	$15.07	$5,425.20	
360	Total value of shares exercised =	$5,425.20	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as

filename*yyyyMMddmmsstt*

Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

☐S0016173Z / KOH BOON HWEE

☐S0040556F / GOH GEOK LING

If a director/
secretary
signed the
above, please
select
accordingly :

☐S0114104Z / HENG LEE CHENG

☐S0234644C / KWA CHONG SENG

☐S0820599Z / ANG KONG HUA

☐S1462421Z / PETER ONG BOON KWEE

☐S2549567E / WONG NGIT LIONG

☐S2622983I / JEANNIE HUI

☐Z1557926 / NARAYANA MURTHY

If a person
other than a
director /
secretary
signed the
above, please
enter name(s)
and capacity
(ies) or
designation of
person(s) who
signed the
resolution or
the minutes
incorporating
the resolution
or the written
resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution — Share payable in cash — **For a consideration other than cash** — **Share Capital / Allottees' Particulars** — **Shareholders list after the allotment** — **Summary of Capital**

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   360

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 15.07

unpaid : 0

Save   Delete   Reset   Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

| Submit |

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

To Add Allottee | Add |

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S7246205Z	AMELIA THONG MING	Individual

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

**Please indicate whether the allottee is an Individual : *

⦿ **Allottee is an Individual**

○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S7246205Z / [Retrieve Details]

Identification Type : * NRIC /

Name : * THONG MING HUI AMELIA /

Nationality : * SINGAPOREAN (301) /

Mobile No :

Occupation :

Email Address :

Address Type : * ⦿ Local
○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 568011 / [Retrieve Address]

Block/House No. : 48

Street Name : **ST. NICHOLAS VIEW**

Unit : #   -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   360

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   30/11/2006   (dd/mm/yyyy)

Save | Reset | Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Summary of Share Capital after allotment
Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1,508,964,278	86084215	0
Amount of Issued Share Capital :	1643065685.99	86084215	0
Amount of Paid-up Share Capital :	1643065685.99	86084215	0


 
Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :   199901152M

Registered Name :   DBS GROUP HOLDINGS LTD

Transaction Type :   Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) :   10.00

Late Lodgement Fee CA (S$):   0.00

Composition Amount (S$) :   0.00

Service Charge (S$) :   0.00

GST (if any) :   0.00

Total Amount (S$) :   10.00

Payment Mode :   ⊙ Deposit Account Service
                              ○ Others (Credit Card, Cash Card, Internet Banking, etc)

Deposit Service Account No : 030429

Payment Date :   30/11/2006

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENTS

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR00000002056891A

Transaction No.	Company Registration No.	Company Name
C060600498	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]


RECEIPT

Receipt No : ACR0000002056891A

Date/Time : 30/11/2006 13:43

Transaction No : C060600498

[Print]

Agency   : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,769.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	LOGOUT



December 1, 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 6 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 40,325 SHARES FULLY PAID ARISING FROM THE 1999 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	-	-	Before Exercise	1,508,964,278	1,643,065,685.99	Before Exercise	27,383,197
Preference Shares*	-	-	Add Exercise	40,325	616,972.50	Less Exercise	(40,325)
Preference Shares #	-	-	After Exercise	1,509,004,603	1,643,682,658.49	After Exercise	27,342,872

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature :

Designation : Vice President   Date :   1-Dec-06

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
40,325	$15.30	$616,972.50	
40,325	Total value of shares exercised =	$616,972.50	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
⊙ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/
secretary-
signed the
above, please
select
accordingly :

☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person
other than a
director /
secretary
signed the
above, please
enter name(s)
and capacity
(ies) or
designation of
person(s) who
signed the
resolution or
the minutes
incorporating
the resolution
or the written
resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   40325

Amount paid and/or
unpaid on each share
e.g.
eg: 999999.9999999999

paid : 15.30

unpaid : 0

Save   Delete   Reset   Back





Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee [Add]

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1331694E	TONG CHI LIAN NEE LAM	Individual
S1538228G	LEONG SYN YEE	Individual

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1538228G   /   [Retrieve Details]

Identification Type : *   NRIC   /

Name : *   LEONG SYN YEE /

Nationality : *   SINGAPOREAN (301) /

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
◯ Foreign   /

Local Address (* if Address Type is Local Address)

Postal Code :   489381 / [Retrieve Address]

Block/House No. :   19   /

Street Name : **HARVEY CRESCENT**

Unit : #   -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address) .

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   2000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   01/12/2006   (dd/mm/yyyy)

Save   Reset   Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**

◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *　　S1331694E　　/　　[Retrieve Details]

Identification Type : *　　NRIC　　/

Name : *　　TONG CHI LIAN NEE LAM　　/

Nationality : *　　SINGAPOREAN (301)　　/

Mobile No :

Occupation :

Email Address :

Address Type : *　　◉ Local　　/
　　　　　　　　　　　◯ Foreign

Local Address (* if Address Type is Local Address)

　　Postal Code : 266939 / [Retrieve Address]

　　Block/House No. : 39 /

　　Street Name : **PRINCESS OF WALES ROAD**

　　Unit : #　　-

　　Building/Estate Name : **PRINCESS OF WALES PARK**

Foreign Address (* if Address Type is Foreign Address)

　　Address :

If Allottee is NOT an Individual :

Shareholder Category : *　　Company / Foreign Branch　　[Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

         Postal Code :

      Block/House No. :

       Street Name :

          Unit : # -

  Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

         Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   38,325

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   01/12/2006 (dd/mm/yyyy)

[Save] [Reset] [Back]


LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1509004603	86084215	0
Amount of Issued Share Capital :	1643682658.49	86084215	0
Amount of Paid-up Share Capital :	1643682658.49	86084215	0



Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	01/12/2006

Submit   Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.





PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002059241A

Transaction No.	**Company Registration No.**	**Company Name**
C060603124	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

BIZFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002059241A   Date/Time : 01/12/2006 13:41

Transaction No : C060603124   [Print]

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,759.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

[**HOME** | **LOGOUT**]

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 47,850 SHARES FULLY PAID ARISING FROM
THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital		Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
					Shares	$	
Ordinary Shares	-	-	Before Exercise	1,509,004,603	1,643,682,658.49	Before Exercise	27,342,872
Preference Shares*	-	-	Add Exercise	47,850	846,945.00	Less Exercise	(47,850)
Preference Shares #	-	-	After Exercise	1,509,052,453	1,644,529,603.49	After Exercise	27,295,022

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Authorised Signature :

Name : Sherylene Wang

Date : 1-Dec-06

Designation : Vice President

Enclosures

* A copy of the Return of Allotment filed with the ACRA
* Confirmation of despatch of share certificates
* Details of options granted and exercised in the Scheme
* Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
47,850	$17.70	$846,945.00	
47,850	Total value of shares exercised =	$846,945.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⦿ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as

filename*yyyyMMddmmsstt*

Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

☐ S0016173Z / KOH BOON HWEE

☐ S0040556F / GOH GEOK LING

If a director/ secretary signed the above, please select accordingly :
☐ S0114104Z / HENG LEE CHENG

☐ S0234644C / KWA CHONG SENG

☐ S0820599Z / ANG KONG HUA

☐ S1462421Z / PETER ONG BOON KWEE

☐ S2549567E / WONG NGIT LIONG

☐ S2622983I / JEANNIE HUI

☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   47850

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 17.70

unpaid : 0

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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1104623A	Lim King Seng	Individual
S1546208F	LIM BENG KUAN	Individual
S1671929C	TAN MUAY MUAY JACQUELINE	Individual
S2738260F	STEPHEN INGRAM	Individual
S6829189E	LEE ANN	Individual
S7232788H	AU SIEW WYE	Individual



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ **Allottee is an Individual**

◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1104623A   /   [Retrieve Details]

Identification Type : *   NRIC   /

Name : *   Lim King Seng /

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ⦿ Local
                         ◯ Foreign /

Local Address (* if Address Type is Local Address)

Postal Code : 426105 / [Retrieve Address]

Block/House No. : 90 /

Street Name : **LORONG H TELOK KURAU** /

Unit : #

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

- Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 1000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 01/12/2006 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual

◯ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1546208F   /   [Retrieve Details]

Identification Type : *   NRIC   /

Name : *   LIM BENG KUAN   /

Nationality : *   SINGAPOREAN (301)   /

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local   /
◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 529948   /   [Retrieve Address]

Block/House No. : 28   /

Street Name : **SIMEI STREET 1**

Unit : # 09 - 07   /

Building/Estate Name : **MELVILLE PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   1,000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   01/12/2006   (dd/mm/yyyy)

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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**

○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1671929C   /   [Retrieve Details]

Identification Type : *   NRIC   /

Name : *   TAN MUAY MUAY JACQUELINE   /

Nationality : *   SINGAPOREAN (301)   /

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local   /
                    ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 587970   / [Retrieve Address]

Block/House No. : 37   /

Street Name : **HINDHEDE WALK**

Unit : # 08   - 02   /

Building/Estate Name : **SOUTHAVEN II**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   1,000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   01/12/2006   (dd/mm/yyyy)

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**

○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S6829189E   [Retrieve Details]

Identification Type : *   NRIC

Name : *   LEE ANN

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local   ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 537470   [Retrieve Address]

Block/House No. : 28

Street Name : **JALAN SAMARINDA**

Unit : #   -

Building/Estate Name : **CHARLTON PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

https://www.psi.gov.sg/NASApp/tmf/TMFServlet   12/1/2006

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read Instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   4850

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   01/12/2006   (dd/mm/yyyy)

[Save] [Reset] [Back]

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S7232788H ╱   [Retrieve Details]

Identification Type : *   NRIC ╱

Name : *   AU SIEW WYE ╱

Nationality : *   SINGAPOREAN (301) ╱

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local ╱
                     ◯ Foreign

Local Address (* if Address Type is Local Address)

    Postal Code : 529233 ╱ [Retrieve Address]

    Block/House No. : 23 ╱

    Street Name : **TAMPINES STREET 34**

    Unit : # 07 - 12 ╱

Building/Estate Name : **EDEN AT TAMPINES, THE**

Foreign Address (* if Address Type is Foreign Address)

    Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   10000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   01/12/2006   (dd/mm/yyyy)

Save   Reset   Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual

◯ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S2738260F   [Retrieve Details]

Identification Type : *   NRIC

Name : *   STEPHEN INGRAM

Nationality : *   BRITISH, UNITED KINGDOM (110)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                    ◯ Foreign

Local Address (* if Address Type is Local Address)

          Postal Code : 359603   [Retrieve Address]

    Block/House No. : 4

      Street Name : **COTSWOLD CLOSE**

             Unit : #   -

Building/Estate Name : **BRADDELL HEIGHTS ESTATE**

Foreign Address (* if Address Type is Foreign Address)

            Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   30,000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   01/12/2006   (dd/mm/yyyy)

Save Reset Back



Return of Allotment of Shares

Submit

Please fill in the following Information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1,509,052,453	86084215	0
Amount of Issued Share Capital :	1,644,529,603.49	86084215	0
Amount of Paid-up Share Capital :	1,644,529,603.49	86084215	0





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⊙ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	01/12/2006

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PAYMENTS

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002059270A

Transaction No.	Company Registration No.	Company Name
C060603163	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002059270A

Transaction No   : C060603163

Agency   : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

Date/Time : 01/12/2006 13:57

Print

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,749.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | **LOGOUT**

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 70,000 SHARES FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital		Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
					Shares	$		
Ordinary Shares	-	-	Before Exercise		1,509,052,453	1,644,529,603.49	Before Exercise	27,295,022
Preference Shares*	-	-	Add Exercise		70,000	1,031,100.00	Less Exercise	(70,000)
Preference Shares #	-	-	After Exercise		1,509,122,453	1,645,560,703.49	After Exercise	27,225,022

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

   Authorised Signature :

   Name : Sherylene Wang

   Designation : Vice President

   Date : 1-Dec-06

Enclosures
* A copy of the Return of Allotment filed with the ACRA
* Confirmation of despatch of share certificates
* Details of options granted and exercised in the Scheme
* Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
70,000	$14.73	$1,031,100.00 ╱	
70,000	Total value of shares exercised =	$1,031,100.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company in   ◉ Yes
general meeting to issue   ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be
changed by suffixing time-
stamp with the actual file
name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

https://www.psi.gov.sg/NASApp/tmf/TMFServlet   12/1/2006

☐ S0016173Z / KOH BOON HWEE

☐ S0040556F / GOH GEOK LING

If a director/
secretary
signed the
above, please
select
accordingly :

☐ S0114104Z / HENG LEE CHENG

☐ S0234644C / KWA CHONG SENG

☐ S0820599Z / ANG KONG HUA

☐ S1462421Z / PETER ONG BOON KWEE

☐ S2549567E / WONG NGIT LIONG

☐ S2622983I / JEANNIE HUI

☐ Z1557926 / NARAYANA MURTHY

If a person
other than a
director /
secretary
signed the
above, please
enter name(s)
and capacity
(ies) or
designation of
person(s) who
signed the
resolution or
the minutes
incorporating
the resolution
or the written
resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset



Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   70000

Amount paid and/or unpaid on each share
e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

[Save] [Delete] [Reset] [Back]



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S2504156I	KAN MEW CHENG	Individual
S2738260F	STEPHEN INGRAM	Individual

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S2504156I   ╱   [Retrieve Details]

Identification Type : *   NRIC ╱

Name : *   KAN MEW CHENG WENDY ╱

Nationality : *   SINGAPORE P.R. (300) ╱

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                     ◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 545953 ╱ [Retrieve Address]

Block/House No. : 11A ╱

Street Name : **SIMON PLACE**

Unit : #   -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* If Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   20000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   01/12/2006 (dd/mm/yyyy)

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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ **Allottee is an Individual**

◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S2738260F /   [Retrieve Details]

Identification Type : *   NRIC /

Name : *   STEPHEN INGRAM /

Nationality : *   BRITISH, UNITED KINGDOM (110) /

Mobile No :

Occupation :

Email Address :

Address Type : *   ⦿ Local
                       ◯ Foreign

Local Address (* if Address Type is Local Address)

        Postal Code : 359603 / [Retrieve Address]

        Block/House No. : 4 /

        Street Name : **COTSWOLD CLOSE**

                Unit : #   -

        Building/Estate Name : **BRADDELL HEIGHTS ESTATE**

Foreign Address (* if Address Type is Foreign Address)

                Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   50,000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   01/12/2006   (dd/mm/yyyy)

[Save] [Reset] [Back]



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :   **SINGAPORE DOLLAR (099)**

Class of Shares :   Ordinary   Preference   Others

Number of Shares :   **1,509,122,453   86084215   0**

Amount of Issued Share Capital :   **1645560703.49/86084215   0**

Amount of Paid-up Share Capital :   **1645560703.49/86084215   0**





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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No : 199901152M

Registered Name : DBS GROUP HOLDINGS LTD

Transaction Type : Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) : 10.00

Late Lodgement Fee CA (S$): 0.00

Composition Amount (S$) : 0.00

Service Charge (S$) : 0.00

GST (if any) : 0.00

Total Amount (S$) : 10.00

Payment Mode :
- ◉ Deposit Account Service
- ○ Others (Credit Card, Cash Card, Internet Banking, etc)

Deposit Service Account No : 030429

Payment Date : 01/12/2006

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002059280A

Transaction No.	**Company Registration No.**	**Company Name**
C060603177	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]


RECEIPT

Receipt No   : ACR0000002059280A

Date/Time : 01/12/2006 14:02

Transaction No   : C060603177

Print

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,739.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 49,850 SHARES FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	-	-	Before Exercise 1,509,122,453	1,645,560,703.49	Before Exercise	27,225,022
Preference Shares*	-	-	Add Exercise 49,850	518,440.00	Less Exercise	(49,850)
Preference Shares #	-	-	After Exercise 1,509,172,303	1,646,079,143.49	After Exercise	27,175,172

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature : ....

Designation : Vice President   Date : 1-Dec-06

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee payable (unless the additional listing fee for the next 4 million Shares is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
49,850	$10.40	$518,440.00	
49,850	Total value of shares exercised =	$518,440.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices


Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

☐ HA9016000 / LEUNG CHUN YING

If a director/ secretary signed the above, please select accordingly :
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares   Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   49850 ╱

Amount paid and/or
unpaid on each share
e.g.
eg: 999999.9999999999

paid : 10.40 ╱

unpaid : 0 ╱

Save | Delete | Reset | Back





Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S2738260F	STEPHEN INGRAM	Individual
S7174052H	LIM TIEN-ANN	Individual
S7232788H	AU SIEW WYE	Individual

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**

○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S7174052H   [Retrieve Details]

Identification Type : *   NRIC

Name : *   LIM TIEN-ANN

Nationality : *   SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                     ○ Foreign

Local Address (* if Address Type is Local Address)

    Postal Code : 659246   [Retrieve Address]

    Block/House No. : 24

    Street Name : **BUKIT BATOK STREET 52**

    Unit : # 09   - 03

Building/Estate Name : **GUILIN VIEW**

Foreign Address (* if Address Type is Foreign Address)

    Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

https://www.psi.gov.sg/NASApp/tmf/TMFServlet   12/1/2006

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   4000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   01/12/2006   (dd/mm/yyyy)

Save | Reset | Back



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S7232788H   Retrieve Details

Identification Type : *   NRIC

Name : *   AU SIEW WYE

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                    ◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 529233   Retrieve Address

Block/House No. : 23

Street Name : **TAMPINES STREET 34**

Unit : # 07   - 12

Building/Estate Name : **EDEN AT TAMPINES, THE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   Search

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   8200

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   01/12/2006   (dd/mm/yyyy)

Save   Reset   Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
◌ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S2738260F   [Retrieve Details]

Identification Type : *   NRIC

Name : *   STEPHEN INGRAM

Nationality : *   BRITISH, UNITED KINGDOM (110)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                    ○ Foreign

Local Address (* if Address Type is Local Address)

　　　Postal Code : 359603 / [Retrieve Address]

　　　Block/House No. : 4

　　　Street Name : **COTSWOLD CLOSE**

　　　Unit : #　　-

　　Building/Estate Name : **BRADDELL HEIGHTS ESTATE**

Foreign Address (* if Address Type is Foreign Address)

　　　Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   37650

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   01/12/2006   (dd/mm/yyyy)

[Save] [Reset] [Back]



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1509172303	86084215	0
Amount of Issued Share Capital :	1646079143.49	86084215	0
Amount of Paid-up Share Capital :	1646079143.49	86084215	0





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	01/12/2006

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002059306A

Transaction No.	**Company Registration No.**	**Company Name**
C060603204	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002059306A   Date/Time : 01/12/2006 14:11

Transaction No : C060603204

Print

Agency   : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,729.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME   **LOGOUT**

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 27,040 SHARES FULLY PAID ARISING FROM THE 2004 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
				Shares	$	
Ordinary Shares	-	-	Before Exercise	1,509,172,303	1,646,079,143.49	Before Exercise	27,175,172
Preference Shares*	-	-	Add Exercise	27,040	398,299.20	Less Exercise	(27,040)
Preference Shares #	-	-	After Exercise	1,509,199,343	1,646,477,442.69	After Exercise	27,148,132

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature :

Designation : Vice President   Date : 1-Dec-06

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
27,040	$14.73	$398,299.20	
27,040	Total value of shares exercised =	$398,299.20	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

·Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company in   ⊙ Yes ╱
general meeting to issue   ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors ╱

Place of Meeting : *

      * State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's ╱

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be
changed by suffixing time-
stamp with the actual file
name as

filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐ S0016173Z / KOH BOON HWEE
	☐ S0040556F / GOH GEOK LING
	☐ S0114104Z / HENG LEE CHENG
	☐ S0234644C / KWA CHONG SENG
	☐ S0820599Z / ANG KONG HUA
	☐ S1462421Z / PETER ONG BOON KWEE
	☐ S2549567E / WONG NGIT LIONG
	☐ S2622983I / JEANNIE HUI
	☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares : Ordinary Preference Others

Number of shares : 27,040 ╱

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 14.73 ╱

unpaid : 0 ╱

Save   Delete   Reset   Back

)



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S2738260F	STEPHEN INGRAM	Individual
S6829189E	LEE ANN	Individual
S6834171Z	LIM HIM CHUAN	Individual
S7232788H	AU SIEW WYE	Individual

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**

◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S6829189E

    Retrieve Details

Identification Type : *   NRIC

Name : *   LEE ANN

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                     ◯ Foreign

Local Address (* if Address Type is Local Address)

    Postal Code : 537470   Retrieve Address

    Block/House No. : 28

    Street Name : **JALAN SAMARINDA**

    Unit : #

    Building/Estate Name : **CHARLTON PARK**

Foreign Address (* if Address Type is Foreign Address)

    Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   Search

Registration No. : *

https://www.psi.gov.sg/NASApp/tmf/TMFServlet   12/1/2006

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   540

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   01/12/2006   (dd/mm/yyyy)

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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual
○ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S7232788H   Retrieve Details

Identification Type : * NRIC

Name : * AU SIEW WYE

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local
○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 529233   Retrieve Address

Block/House No. : 23

Street Name : **TAMPINES STREET 34**

Unit : # 07 - 12

Building/Estate Name : **EDEN AT TAMPINES, THE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch   Search

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* If Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 1500

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 01/12/2006 (dd/mm/yyyy)

Save | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ Allottee is an Individual

◯ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S6834171Z   [Retrieve Details]

Identification Type : *   NRIC

Name : *   LIM HIM CHUAN

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ⦿ Local
◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 270013 [Retrieve Address]

Block/House No. : 13

Street Name : **GHIM MOH ROAD**

Unit : # 05 - 35

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   6000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   01/12/2006   (dd/mm/yyyy)

Save | Reset | Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⊙ **Allottee is an Individual**
◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S2738260F   Retrieve Details

Identification Type : *   NRIC

Name : *   STEPHEN INGRAM

Nationality : *   BRITISH, UNITED KINGDOM (110)

Mobile No :

Occupation :

Email Address :

Address Type : *   ⊙ Local
◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 359603   Retrieve Address

Block/House No. : 4

Street Name : **COTSWOLD CLOSE**

Unit : #

Building/Estate Name : **BRADDELL HEIGHTS ESTATE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   Search

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 19000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 01/12/2006 (dd/mm/yyyy)

[Save] [Reset] [Back]

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1509199343	86084215	0
Amount of Issued Share Capital :	1646477442.69	86084215	0
Amount of Paid-up Share Capital :	1646477442.69	86084215	0





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	01/12/2006

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002059333A

Transaction No.	Company Registration No.	Company Name
C060603235	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002059333A
Transaction No	: C060603235
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 01/12/2006 14:18

[Print]

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,719.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 14,365 SHARES FULLY PAID ARISING FROM THE 2005 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital				Options Granted & Outstanding Shares
				Shares		$	
Ordinary Shares	-	-	Before Exercise	1,509,199,343	Before Exercise	1,646,477,442.69	27,148,132
Preference Shares*	-	-	Add Exercise	14,365	Less Exercise	216,480.55	(14,365)
Preference Shares #	-	-	After Exercise	1,509,213,708	After Exercise	1,646,693,923.24	27,133,767

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Authorised Signature :

Name : Sherylene Wang

Designation : Vice President

Date : 1-Dec-06

Enclosures :
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
14,365	$15.07	$216,480.55	
14,365	Total value of shares exercised =	$216,480.55	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.   ⊙ Yes   ○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as

filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐ _____ / LEONG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	14365		

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 15.07

unpaid : 0

Save | Delete | Reset | Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S2738260F	STEPHEN INGRAM	Individual
S6829189E	LEE ANN	Individual
S7232788H	AU SIEW WYE	Individual

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

| Submit |

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual
◯ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S7232788H   [Retrieve Details]

Identification Type : *   NRIC

Name : *   AU SIEW WYE

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                     ◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 529233   [Retrieve Address]

Block/House No. : 23

Street Name : **TAMPINES STREET 34**

Unit : # 07   - 12

Building/Estate Name : **EDEN AT TAMPINES, THE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   15

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   01/12/2006   (dd/mm/yyyy)

Save   Reset   Back

bizFILE

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual
◯ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S6829189E   [Retrieve Details]

Identification Type : *   NRIC

Name : *   LEE ANN

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local   ◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 537470   [Retrieve Address]

Block/House No. : 28

Street Name : **JALAN SAMARINDA**

Unit : #   -

Building/Estate Name : **CHARLTON PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   300

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   01/12/2006   (dd/mm/yyyy)

Save | Reset | Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

| Submit |

Please fill in the following information. Fields marked * must be completed.

| **Resolution** | **Share payable in cash** | **For a consideartion other than cash** | **Share Capital / Allottees' Particulars** | **Shareholders list after the allotment** | **Summary of Capital** |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⊙ Allottee is an Individual
○ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S2738260F   ╱ | Retrieve Details |

Identification Type : *   NRIC   ╱

Name : *   STEPHEN INGRAM   ╱

Nationality : *   BRITISH, UNITED KINGDOM (110)   ╱

Mobile No :

Occupation :

Email Address :

Address Type : *   ⊙ Local   ╱
                     ○ Foreign

Local Address (* if Address Type is Local Address)

    Postal Code : 359603   ╱| Retrieve Address |

    Block/House No. : 4   ╱

    Street Name : **COTSWOLD CLOSE**

    Unit : #

Building/Estate Name : **BRADDELL HEIGHTS ESTATE**

Foreign Address (* if Address Type is Foreign Address)

    Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch | Search |

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   14050

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099).

d) Date of allotment :   01/12/2006   (dd/mm/yyyy)

Save   Reset   Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1,509,213,708	86084215	0
Amount of Issued Share Capital :	1,646,693,923.24	86084215	0
Amount of Paid-up Share Capital :	1,646,693,923.24	86084215	0





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	01/12/2006

Submit   Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002059364A

Transaction No.	**Company Registration No.**	**Company Name**
C060603267	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002059364A   Date/Time : 01/12/2006 14:26

Transaction No : C060603267   [Print]

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,709.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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